Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/05	6/30/06	Security	portfolio	% Index[1]	Description
1	1	Samsung Electronics	4.9	4.5	South Korea's top electronics manufacturer and a global leader in semiconductor production.
6	2	Telekomunikasi Indonesia	2.7	0.4	The dominant telecommunications services provider in Indonesia.
4	3	Hon Hai Precision Industry	2.6	1.1	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
2	4	América Móvil	2.4	1.6	Latin America's largest cellular communications provider.
7	5	Kookmin Bank	2.3	1.5	Korea's largest financial services provider.
3	6	Sasol	2.0	1.2	Produces synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.
5	7	Taiwan Semiconductor Manufacturing	1.7	2.0	One of the world's largest semiconductor manufacturers.
9	8	AmBev	1.6	0.4	The dominant beer producer in Latin America.
8	9	Wal-Mart de México	1.4	0.5	Mexico's largest retailer.
26	10	RAO UES of Russia	1.4	0.3	The largest provider of electricity services in the Russian Federation.

		Total companies 1 through 10	23.0	13.5

11	11	Infosys Technologies	1.3	0.8	One of India's leading information technology services companies, with a worldwide client base.
na	12	Gazprom	1.2	2.6	The largest gas producer and transporter in the Russian Federation.
28	13	OCI	1.1	0.1	A leading cement producer and construction contractor serving customers in the developing world.
21	14	Harmony Gold Mining	1.1	0.3	One of South Africa's largest gold mining companies.
15	15	TIM	1.1	0.1	Provides cellular phone service in Brazil's southern states.
14	16	Samsung Fire & Marine Insurance	1.0	0.3	South Korea's leading nonlife insurance company. The company underwrites automotive, property, and health care insurance policies.
10	17	Teva Pharmaceutical Industries	1.0	1.2	The leading drug company in Israel, and one of the largest generic drug companies in the U.S.
31	18	Grupo Televisa	1.0	0.5	A top producer and broadcaster of Spanish-language TV programming. Also publishes magazines.
18	19	Fubon Financial Holding	0.9	0.2	Provides financial services, including investment consulting, banking and asset management.
16	20	Hyundai Motor	0.9	0.8	South Korea's leading automobile manufacturer.

		Total companies 1 through 20	33.6	20.4

1 MSCI Emerging Markets Index

Diversification by sector
CII Representative Emerging Markets Equity account

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	%Index[1]
	12/31/05	6/30/06	6/30/06		12/31/05	6/30/06	6/30/06
ENERGY	4.8	6.2	16.7	FINANCIALS	21.1	17.3	19.3
Sasol		2.0		Kookmin Bank		2.3
Gazprom		1.2		Samsung Fire & Marine Insurance		1.0
Petrobras		0.8		Fubon Financial Holding		0.9
OTHERS		2.2		Cathay Financial Holding		0.7
MATERIALS	8.6	13.2	13.7	Akbank		0.7
Harmony Gold Mining		1.1		China Life Insurance		0.6
Gold Fields		0.8		Itaúsa		0.6
Impala Platinum Holdings		0.8		OTHERS		10.5
AngloGold Ashanti		0.6		INFORMATION TECHNOLOGY	20.1	15.7	15.2
OTHERS		9.9		Samsung Electronics		4.9
INDUSTRIALS	8.3	9.8	7.5	Hon Hai Precision Industry		2.6
OCI		1.1		Taiwan Semiconductor Manufacturing		1.7
Samsung Engineering		0.6		Infosys Technologies		1.3
Empresas ICA		0.5		AU Optronics		0.8
Asiana Airlines		0.4		LG.Philips LCD		0.7
OTHERS		7.2		OTHERS		3.7
CONSUMER DISCRETIONARY	7.1	8.8	6.7	TELECOMMUNICATION SERVICES	11.5	9.0	10.1
Grupo Televisa		1.0		Telekomunikasi Indonesia		2.7
Hyundai Motor		0.9		América Móvil		2.4
Dongfeng Motor Group		0.8		TIM		1.1
OTHERS		6.1		OTHERS		2.8
CONSUMER STAPLES	8.6	9.4	5.5	UTILITIES	3.7	2.6	3.3
AmBev		1.6		RAO UES of Russia		1.4
Wal-Mart de México		1.4		OTHERS		1.2
ThaiBev		0.6		OTHER	1.1	1.5	0.0
OTHERS		5.8
HEALTH CARE	2.3	1.8	2.0	Total equity	97.2	95.3	100.0
Teva Pharmaceutical Industries		1.0		Fixed income	1.0	0.7
OTHERS		0.8		Cash & equivalents	1.8	4.0
				Total assets	100.0	100.0

1MSCI Emerging Markets Index

			Overweight	INDUSTRIALS
				CONSUMER DISCRETIONARY
				CONSUMER STAPLES
				INFORMATION TECHNOLOGY
				OTHER

			Underweight	ENERGY
				MATERIALS
				HEALTH CARE
				FINANCIALS
				TELECOMMUNICATION SERVICES
				UTILITIES

Diversification by country
Emerging Markets Growth Fund as of June 30, 2006

	% Total	% IFCG	% IFCI	% MSCI		% Total	% IFCG	% IFCI	% MSCI
	portfolio	Index[1]	Index[2]	EM Index[3]		portfolio	Index[1]	Index[2]	EM Index[3]
LATIN AMERICA	16.8	14.8	18.0	19.9	EUROPE/MIDDLE EAST/AFRICA	23.4	37.1	28.7	26.6
BRAZIL	9.2	8.0	10.0	11.0	SOUTH AFRICA[4]	9.8	6.5	8.5	8.9
MEXICO	6.7	4.0	5.2	5.7	RUSSIAN FEDERATION	5.6	9.7	12.0	8.8
CHILE	0.3	1.4	1.7	1.6	ISRAEL	2.9	2.0	2.5	2.7
ARGENTINA	0.2	0.5	0.7	0.8	POLAND	0.0	1.2	1.6	1.7
PERU	0.0	0.4	0.4	0.5	TURKEY	2.6	1.1	1.4	1.5
REPUBLIC OF COLOMBIA	0.4	0.4	0.0	0.3	HUNGARY	0.1	0.7	0.9	1.0
VENEZUELA	0.0	0.1	0.0	0.0	CZECH REPUBLIC	0.0	0.4	0.6	0.8
					EGYPT	1.9	0.6	0.8	0.7
SOUTHEAST ASIA	16.0	13.0	12.0	12.5	MOROCCO	0.1	0.4	0.4	0.3
INDIA	5.7	6.9	6.0	6.1	JORDAN	0.0	0.5	0.0	0.2
MALAYSIA	3.2	2.3	2.9	2.7	CROATIA	0.1	0.0	0.0	0.0
THAILAND	2.5	2.0	1.4	1.6	KAZAKHSTAN	0.1	0.0	0.0	0.0
INDONESIA	4.1	0.9	1.2	1.5	SULTANATE OF OMAN	0.1	0.2	0.0	0.0
PHILIPPINES	0.3	0.6	0.5	0.4	UNITED ARAB EMIRATES	0.1	1.8	0.0	0.0
PAKISTAN	0.0	0.3	0.0	0.2	NIGERIA	0.0	0.3	0.0	0.0
VIETNAM	0.2	0.0	0.0	0.0	SAUDI ARABIA	0.0	8.4	0.0	0.0
					BAHRAIN	0.0	0.2	0.0	0.0
FAR EAST ASIA	36.7	35.1	41.3	41.0	KUWAIT	0.0	2.0	0.0	0.0
KOREA	16.5	14.8	18.4	17.9	QATAR	0.0	1.1	0.0	0.0
TAIWAN	11.2	10.8	13.9	13.7
CHINA	7.5	9.5	9.0	9.4	OTHERS[5]	2.4	0.0	0.0	0.0
HONG KONG	1.5	0.0	0.0	0.0
					Total equity	95.3	100.0	100.0	100.0
					Total fixed income	0.7
					Total cash & equivalents	4.0
					Total assets	100.0

[1] S&P/International Finance Corporation Global Composite Index
[2] S&P/International Finance Corporation Investable Composite Index
[3] MSCI Emerging Markets Index
[4] Anglo American has been reclassified to United Kingdom and is no longer included in the MSCI Emerging Markets Index. Its portfolio weight is reflected in South Africa's total.
[5] The current period includes 1.9% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	6/30/06	6/30/06
LATIN AMERICA	33.1	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	16.8	19.9
BRAZIL	14.7	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.2	11.0
MEXICO	9.4	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	6.7	5.7
CHILE	1.8	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.3	1.6
ARGENTINA	4.9	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.2	0.8
PERU	1.9	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.5
REPUBLIC OF COLOMBIA	0.2	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.4	0.3
VENEZUELA	0.0	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0
ECUADOR	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	24.3	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.0	12.5
INDIA	6.5	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	5.7	6.1
MALAYSIA	4.6	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.2	2.7
THAILAND	2.1	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	2.5	1.6
INDONESIA	4.1	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	4.1	1.5
PHILIPPINES	6.3	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.3	0.4
PAKISTAN	0.5	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
VIETNAM	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2	0.0
SRI LANKA	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

FAR EAST ASIA	10.3	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	36.7	41.0
KOREA	4.7	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	16.5	17.9
TAIWAN	3.6	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.2	13.7
CHINA	1.4	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	7.5	9.4
HONG KONG	0.6	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.5	0.0

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	6/30/06	6/30/06
EUROPE/MIDDLE EAST/AFRICA	12.5	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.4	26.6
SOUTH AFRICA[2]	4.1	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	9.8	8.9
RUSSIAN FEDERATION	3.6	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	8.8
ISRAEL	0.0	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.9	2.7
POLAND	0.5	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.0	1.7
TURKEY	2.0	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	2.6	1.5
HUNGARY	0.4	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.1	1.0
CZECH REPUBLIC	0.3	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.0	0.8
EGYPT	0.1	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	1.9	0.7
MOROCCO	0.2	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.3
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
CROATIA	0.6	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.1	0.0
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
NIGERIA	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0
ESTONIA	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.4	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[3]	4.2	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.4	0.0

Total equity	84.4	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.3	100.0
Fixed income	4.1	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.7
Cash & equivalents	11.5	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	4.0
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets Index
[2]Anglo American has been reclassified to United Kingdom and is no longer included in the MSCI Emerging Markets Index. It's portfolio weight is reflected in South Africa's total.
[3]The current period includes 1.9% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/05	6/30/06	6/30/06		12/31/05	6/30/06	6/30/06
LATIN AMERICA	19.5	16.8	19.9	EMERGING EUROPE/MIDDLE EAST/AFRICA	21.7	23.4	26.6
BRAZIL	10.3	9.2	11.0	SOUTH AFRICA2	8.7	9.8	8.9
MEXICO	7.3	6.7	5.7	RUSSIAN FEDERATION	3.3	5.6	8.8
CHILE	0.5	0.3	1.6	ISRAEL	4.3	2.9	2.7
ARGENTINA	0.3	0.2	0.8	POLAND	0.1	0.0	1.7
PERU	0.1	0.0	0.5	TURKEY	3.1	2.6	1.5
REPUBLIC OF COLOMBIA	0.8	0.4	0.3	HUNGARY	0.2	0.1	1.0
VENEZUELA	0.2	0.0	0.0	CZECH REPUBLIC	0.0	0.0	0.8
				EGYPT	1.6	1.9	0.7
SOUTHEAST ASIA	16.4	16.0	12.5	MOROCCO	0.1	0.1	0.3
INDIA	7.9	5.7	6.1	JORDAN	0.0	0.0	0.2
MALAYSIA	3.2	3.2	2.7	CROATIA	0.1	0.1	0.0
THAILAND	1.9	2.5	1.6	KAZAKHSTAN	0.1	0.1	0.0
INDONESIA	3.0	4.1	1.5	SULTANATE OF OMAN	0.1	0.1	0.0
PHILIPPINES	0.3	0.3	0.4	UNITED ARAB EMIRATES	0.0	0.1	0.0
PAKISTAN	0.0	0.0	0.2
VIETNAM	0.1	0.2	0.0	OTHER[3]	2.1	2.4	0.0

FAR EAST ASIA	37.5	36.7	41.0	Total equity	97.2	95.3	100.0
KOREA	20.2	16.5	17.9	Total fixed income	1.0	0.7
TAIWAN	11.4	11.2	13.7	Total cash and equivalents	1.8	4.0
CHINA	4.4	7.5	9.4	Total assets	100.0	100.0
HONG KONG	1.5	1.5	0.0

1MSCI Emerging Markets Index
[2]Anglo American has been reclassified to United Kingdom and is no longer included in the MSCI Emerging Markets Index. Its portfolio weight is reflected in South Africa's total.
[3]The current period includes 1.9% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 6/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2006					2005
January	11.10	11.10	10.94	11.17	1st qtr.	2.07	2.07	1.20	1.80
February	-0.08	-0.08	-0.21	-0.12	2nd qtr.	5.91	5.91	3.00	4.12
March	1.68	1.68	0.73	0.88	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	12.89	12.89	11.51	12.02	4th qtr.	7.20	10.03	6.83	7.18
April	6.03	6.03	6.83	7.12	Year 2005	34.79	38.35	30.31	34.00
May	-9.67	-9.67	-10.76	-10.48	2004
June	-0.36	-0.36	-0.46	-0.24	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-4.58	-4.58	-5.11	-4.34	2nd qtr.	-10.98	-10.98	-10.34	-9.64
Year to date	7.72	7.72	5.81	7.16	3rd qtr.	7.65	7.65	7.39	8.14
					4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55
Lifetime return					2003
Cumulative	1,829.09	2,715.31	—	—	1st qtr.	-6.12	-6.12	-6.79	-6.00
Annualized	15.88	18.08	—	—	2nd qtr.	22.60	22.60	22.19	23.29
					3rd qtr.	14.62	14.62	13.51	14.15
					4th qtr.	12.42	14.85	17.25	17.78
					Year 2003	48.31	51.51	51.59	55.82

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1MSCI Emerging Markets Index. The inception date is 1/1/88. All indices are unmanaged.
2MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87 - 12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
Results are calculated from net asset value. The Fund operated as a closed-end fund until 7/1/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund. Please refer to the "Total annualized investment results" exhibit for the Fund's standardized performance information for one, five, and ten year periods as of the most recent calendar quarter.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 6/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
2000					1997
1st qtr.	7.78	7.78	2.04	2.42	1st qtr.	10.76	10.76	8.04	8.47
2nd qtr.	-10.29	-10.29	-10.79	-10.16	2nd qtr.	15.37	16.60	7.68	8.56
3rd qtr.	-14.86	-14.86	-13.35	-13.00	3rd qtr.	-1.10	-1.10	-9.40	-8.97
4th qtr.	-16.76	-16.16	-13.53	-13.32	4th qtr.	-16.49	-14.15	-17.84	-17.52
Year 2000	-31.48	-30.98	-31.80	-30.61	Year 1997	5.53	9.66	-13.40	-11.59

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1MSCI Emerging Markets Index. The inception date is 1/1/88. All indices are unmanaged.
2MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87 - 12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
Results are calculated from net asset value. The Fund operated as a closed-end fund until 7/1/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund. Please refer to the "Total annualized investment results" exhibit for the Fund's standardized performance information for one, five, and ten year periods as of the most recent calendar quarter.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 6/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.40
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1994					1991
1st qtr.	-2.04	-2.04	-9.30	-9.04	1st qtr.	23.75	23.75	28.66	29.17
2nd qtr.	-5.24	-4.83	-2.05	-1.44	2nd qtr.	11.36	12.71	3.79	5.09
3rd qtr.	24.02	24.02	20.47	20.76	3rd qtr.	1.96	1.96	2.66	3.28
4th qtr.	-15.05	-14.82	-14.67	-14.39	4th qtr.	14.22	14.90	13.77	14.05
Year 1994	-2.21	-1.52	-8.67	-7.32	Year 1991	60.48	63.39	55.97	59.91

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1MSCI Emerging Markets Index. The inception date is 1/1/88. All indices are unmanaged.
2MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87 - 12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
Results are calculated from net asset value. The Fund operated as a closed-end fund until 7/1/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund. Please refer to the "Total annualized investment results" exhibit for the Fund's standardized performance information for one, five, and ten year periods as of the most recent calendar quarter.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 6/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—
1988
1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	-3.41	-2.12	0.85	1.56
Year 1988	39.13	41.98	34.87	40.43

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1MSCI Emerging Markets Index. The inception date is 1/1/88. All indices are unmanaged.
2MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87 - 12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
Results are calculated from net asset value. The Fund operated as a closed-end fund until 7/1/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund. Please refer to the "Total annualized investment results" exhibit for the Fund's standardized performance information for one, five, and ten year periods as of the most recent calendar quarter.

Investment results US$
Emerging Markets Growth Fund

	Periods ending December 31, 2005
	Annualized rates of return

						Calendar
						YTD
	15 years	10 years	5 years	3 years	1 year	6/30/2006
	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	15.31	10.79	17.92	37.22	39.33	8.11
- net of operating expenses	14.38	9.99	17.10	36.28	38.35	7.72

MSCI Emerging Markets Index (stacked index)	11.76	6.83	19.09	37.88	34.00	7.16

MSCI World Index with net dividends	9.01	7.43	2.59	19.19	9.96	6.32

MSCI EAFE Index with net dividends	7.22	6.07	4.82	24.04	13.87	10.40

S&P 500 Index with income reinvested	11.50	9.06	0.54	14.38	4.91	2.71

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, chartiable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Periods ending June 30, 2006
	Annualized rates of return

							Calendar
							YTD
	15 years	10 years	5 years	3 years	1 year	2Q06	6/30/06
	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	13.33	9.94	19.92	34.23	38.85	-4.40	8.11
- net of operating expenses	12.43	9.15	19.08	33.30	37.87	-4.58	7.72

MSCI Emerging Markets Index (stacked index)	10.01	6.49	21.18	34.33	35.47	-4.34	7.16

MSCI World Index with net dividends	9.01	7.33	6.16	17.35	17.43	-0.36	6.32

MSCI EAFE Index with net dividends	7.82	6.65	10.31	24.28	26.91	0.88	10.40

S&P 500 Index with income reinvested	10.71	8.31	2.49	11.21	8.62	-1.44	2.71

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.
The Fund operated as a closed-end fund until 7/31/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund.

Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/05	7/31/06	Security	portfolio	% Index[1]	Description
1	1	Samsung Electronics	4.9	4.5	South Korea's top electronics manufacturer and a global leader in semiconductor production.
6	2	Telekomunikasi Indonesia	2.8	0.4	The dominant telecommunications services provider in Indonesia.
2	3	América Móvil	2.5	1.7	Latin America's largest cellular communications provider.
4	4	Hon Hai Precision Industry	2.5	1.0	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
7	5	Kookmin Bank	2.2	1.5	Korea's largest financial services provider.
8	6	Wal-Mart de México	1.6	0.5	Mexico's largest retailer.
9	7	AmBev	1.6	0.4	The dominant beer producer in Latin America.
26	8	RAO UES of Russia	1.5	0.3	The largest provider of electricity services in the Russian Federation.
5	9	Taiwan Semiconductor Manufacturing	1.4	1.8	One of the world's largest semiconductor manufacturers.
28	10	OCI	1.4	0.2	A leading cement producer and construction contractor serving customers in the developing world.

		Total companies 1 through 10	22.4	12.3

11	11	Infosys Technologies	1.4	0.8	One of India's leading information technology services companies, with a worldwide client base.
3	12	Sasol	1.4	1.1	Produces synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.
na	13	Gazprom	1.1	2.6	The largest gas producer and transporter in the Russian Federation.
10	14	Teva Pharmaceutical Industries	1.1	1.2	The leading drug company in Israel, and one of the largest generic drug companies in the U.S.
31	15	Grupo Televisa	1.0	0.5	A top producer and broadcaster of Spanish-language TV programming. Also publishes magazines.
21	16	Harmony Gold Mining	1.0	0.3	One of South Africa's largest gold mining companies.
15	17	TIM	1.0	0.1	Provides cellular phone service in Brazil's southern states.
14	18	Samsung Fire & Marine Insurance	1.0	0.3	South Korea's leading nonlife insurance company. The company underwrites automotive, property, and health care insurance policies.
27	19	AU Optronics	0.9	0.4	Largest Taiwanese and global top-5 manufaturer of flat liquid-crystal display panels used in monitors, notebooks, mobile phones, TVs and other electronic devices.
20	20	Akbank	0.8	0.2	One of Turkey's largest private sector banks, offering a wide range of retail, commercial, corporate and private banking finance services.

		Total companies 1 through 20	33.1	19.8

1MSCI Emerging Markets Index

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index [1]		% Total portfolio	% Total portfolio	% Index [1]
	12/31/05	7/31/06	7/31/06		12/31/05	7/31/06	7/31/06
ENERGY	4.8	6.1	16.9	FINANCIALS	21.1	17.1	19.7
Sasol		1.4		Kookmin Bank		2.2
Gazprom		1.1		Samsung Fire & Marine Insurance		1.0
Petrobras		0.8		Akbank		0.8
OTHERS		2.8		Cathay Financial Holding		0.7
MATERIALS	8.6	12.4	13.3	China Life Insurance		0.7
Harmony Gold Mining		1.0		Fubon Financial Holding		0.7
Gold Fields		0.7		OTHERS		11.0
Impala Platinum Holdings		0.7		INFORMATION TECHNOLOGY	20.1	15.3	14.7
AngloGold Ashanti		0.6		Samsung Electronics		4.9
Anhui Conch Cement		0.6		Hon Hai Precision Industry		2.5
OTHERS		8.8		Taiwan Semiconductor Manufacturing		1.4
INDUSTRIALS	8.3	10.3	7.5	Infosys Technologies		1.4
OCI		1.4		AU Optronics		0.9
Samsung Engineering		0.6		OTHERS		4.2
Empresas ICA		0.5		TELECOMMUNICATION SERVICES	11.5	9.2	10.5
Doosan Infracore		0.4		Telekomunikasi Indonesia		2.8
OTHERS		7.4		América Móvil		2.5
CONSUMER DISCRETIONARY	7.1	8.3	6.4	TIM		1.0
Grupo Televisa		1.0		VimpelCom		0.6
Dongfeng Motor Group		0.7		OTHERS		2.3
Hyundai Motor		0.7		UTILITIES	3.7	3.2	3.3
OTHERS		5.9		RAO UES of Russia		1.5
CONSUMER STAPLES	8.6	9.9	5.7	CIA ENERGETICA DE SAO PAULO		0.5
Wal-Mart de México		1.6		OTHERS		1.2
AmBev		1.6		OTHER	1.1	1.4	0.0
ThaiBev		0.6
IOI		0.5		Total equity	97.2	94.8	100.0
OTHERS		5.6		Fixed income	1.0	0.6
HEALTH CARE	2.3	1.6	2.0	Cash & equivalents	1.8	4.6
Teva Pharmaceutical Industries		1.1		Total assets	100.0	100.0
Apollo Hospitals Enterprise		0.2
OTHERS		0.3

			Overweight	INDUSTRIALS
1MSCI Emerging Markets Index				CONSUMER DISCRETIONARY
				CONSUMER STAPLES
				INFORMATION TECHNOLOGY
				OTHER

			Underweight	ENERGY
				MATERIALS
				HEALTH CARE
				FINANCIALS
				TELECOMMUNICATION SERVICES
				UTILITIES

Diversification by country
Emerging Markets Growth Fund as of July 31, 2006

	% Total	% IFCG	% IFCI	% MSCI		% Total	% IFCG	% IFCI	% MSCI
	portfolio	Index[1]	Index[2]	EM Index[3]		portfolio	Index[1]	Index[2]	EM Index[3]
LATIN AMERICA	17.3	15.5	18.4	20.4	EUROPE/MIDDLE EAST/AFRICA	23.7	36.9	29.5	27.1
BRAZIL	9.3	8.3	10.1	11.1	RUSSIAN FEDERATION	6.0	9.9	12.1	8.9
MEXICO	7.0	4.3	5.5	6.0	SOUTH AFRICA[4]	8.9	6.7	8.6	8.8
CHILE	0.3	1.4	1.7	1.6	ISRAEL	3.0	2.0	2.6	2.7
ARGENTINA	0.1	0.6	0.7	0.9	POLAND	0.0	1.4	1.8	1.9
PERU	0.0	0.4	0.4	0.5	TURKEY	3.1	1.2	1.5	1.6
REPUBLIC OF COLOMBIA	0.6	0.4	0.0	0.3	HUNGARY	0.1	0.8	1.0	1.1
VENEZUELA	0.0	0.1	0.0	0.0	CZECH REPUBLIC	0.0	0.5	0.6	0.8
					EGYPT	2.2	0.8	0.9	0.8
SOUTHEAST ASIA	15.8	13.1	12.0	12.6	MOROCCO	0.1	0.3	0.4	0.3
INDIA	5.3	6.8	5.9	6.0	JORDAN	0.0	0.5	0.0	0.2
MALAYSIA	3.0	2.3	2.9	2.7	CROATIA	0.0	0.0	0.0	0.0
THAILAND	4.2	2.0	1.5	1.6	KAZAKHSTAN	0.1	0.0	0.0	0.0
INDONESIA	2.6	1.0	1.2	1.6	SULTANATE OF OMAN	0.1	0.2	0.0	0.0
PHILIPPINES	0.5	0.7	0.5	0.5	UNITED ARAB EMIRATES	0.1	1.8	0.0	0.0
PAKISTAN	0.0	0.3	0.0	0.2	NIGERIA	0.0	0.3	0.0	0.0
VIETNAM	0.2	0.0	0.0	0.0	SAUDI ARABIA	0.0	7.2	0.0	0.0
					BAHRAIN	0.0	0.2	0.0	0.0
FAR EAST ASIA	35.3	34.5	40.1	39.9	KUWAIT	0.0	1.9	0.0	0.0
KOREA	15.6	14.7	18.1	17.6	QATAR	0.0	1.2	0.0	0.0
TAIWAN	10.7	10.3	13.0	12.8
CHINA	7.4	9.5	9.0	9.5	OTHERS[5]	2.7	0.0	0.0	0.0
HONG KONG	1.6	0.0	0.0	0.0
					Total equity	94.8	100.0	100.0	100.0
					Total fixed income	0.6
					Total cash & equivalents	4.6
					Total assets	100.0

1 S&P/International Finance Corporation Global Composite Index
[2] S&P/International Finance Corporation Investable Composite Index
[3] MSCI Emerging Markets Index
[4] Anglo American has been reclassified to United Kingdom and is no longer included in the MSCI Emerging Markets Index. Its portfolio weight is reflected in South Africa's total.
[5] The current period includes 2.2% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	7/31/06	7/31/06
LATIN AMERICA	33.1	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	17.3	20.4
BRAZIL	14.7	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.3	11.1
MEXICO	9.4	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.0	6.0
CHILE	1.8	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.3	1.6
ARGENTINA	4.9	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.9
PERU	1.9	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.5
REPUBLIC OF COLOMBIA	0.2	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.6	0.3
VENEZUELA	0.0	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0
ECUADOR	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	24.3	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	15.8	12.6
INDIA	6.5	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	5.3	6.0
MALAYSIA	4.6	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.0	2.7
THAILAND	2.1	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	4.2	1.6
INDONESIA	4.1	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	2.6	1.6
PHILIPPINES	6.3	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.5	0.5
PAKISTAN	0.5	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
VIETNAM	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2	0.0
SRI LANKA	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

FAR EAST ASIA	10.3	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	35.3	39.9
KOREA	4.7	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	15.6	17.6
TAIWAN	3.6	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	10.7	12.8
CHINA	1.4	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	7.4	9.5
HONG KONG	0.6	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	0.0

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	7/31/06	7/31/06
EUROPE/MIDDLE EAST/AFRICA	12.5	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.7	27.1
RUSSIAN FEDERATION	3.6	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	6.0	8.9
SOUTH AFRICA[2]	4.1	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	8.8
ISRAEL	0.0	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	3.0	2.7
POLAND	0.5	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.0	1.9
TURKEY	2.0	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.1	1.6
HUNGARY	0.4	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.1	1.1
CZECH REPUBLIC	0.3	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.0	0.8
EGYPT	0.1	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.2	0.8
MOROCCO	0.2	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.3
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
CROATIA	0.6	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.0
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
NIGERIA	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0
ESTONIA	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.4	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[3]	4.2	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.7	0.0

Total equity	84.4	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	94.8	100.0
Fixed income	4.1	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.6
Cash & equivalents	11.5	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	4.6
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets Index
[2]Anglo American has been reclassified to United Kingdom and is no longer included in the MSCI Emerging Markets Index. It's portfolio weight is reflected in South Africa's total.
[3]The current period includes 2.2% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/05	7/31/06	7/31/06		12/31/05	7/31/06	7/31/06
LATIN AMERICA	19.5	17.3	20.4	EMERGING EUROPE/MIDDLE EAST/AFRICA	21.7	23.7	27.1
BRAZIL	10.3	9.3	11.1	RUSSIAN FEDERATION	3.3	6.0	8.9
MEXICO	7.3	7.0	6.0	SOUTH AFRICA2	8.7	8.9	8.8
CHILE	0.5	0.3	1.6	ISRAEL	4.3	3.0	2.7
ARGENTINA	0.3	0.1	0.9	POLAND	0.1	0.0	1.9
PERU	0.1	0.0	0.5	TURKEY	3.1	3.1	1.6
REPUBLIC OF COLOMBIA	0.8	0.6	0.3	HUNGARY	0.2	0.1	1.1
VENEZUELA	0.2	0.0	0.0	CZECH REPUBLIC	0.0	0.0	0.8
				EGYPT	1.6	2.2	0.8
SOUTHEAST ASIA	16.4	15.8	12.6	MOROCCO	0.1	0.1	0.3
INDIA	7.9	5.3	6.0	JORDAN	0.0	0.0	0.2
MALAYSIA	3.2	3.0	2.7	CROATIA	0.1	0.0	0.0
INDONESIA	3.0	4.2	1.6	KAZAKHSTAN	0.1	0.1	0.0
THAILAND	1.9	2.6	1.6	SULTANATE OF OMAN	0.1	0.1	0.0
PHILIPPINES	0.3	0.5	0.5	UNITED ARAB EMIRATES	0.0	0.1	0.0
PAKISTAN	0.0	0.0	0.2
VIETNAM	0.1	0.2	0.0	OTHER[3]	2.1	2.7	0.0

FAR EAST ASIA	37.5	35.3	39.9	Total equity	97.2	94.8	100.0
KOREA	20.2	15.6	17.6	Total fixed income	1.0	0.6
TAIWAN	11.4	10.7	12.8	Total cash and equivalents	1.8	4.6
CHINA	4.4	7.4	9.5	Total assets	100.0	100.0
HONG KONG	1.5	1.6	0.0

1MSCI Emerging Markets Index
[2]Anglo American has been reclassified to United Kingdom and is no longer included in the MSCI Emerging Markets Index. Its portfolio weight is reflected in South Africa's total.
[3]The current period includes 2.2% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 7/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2006					2005
January	11.10	11.10	10.94	11.17	1st qtr.	2.07	2.07	1.20	1.80
February	-0.08	-0.08	-0.21	-0.12	2nd qtr.	5.91	5.91	3.00	4.12
March	1.68	1.68	0.73	0.88	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	12.89	12.89	11.51	12.02	4th qtr.	7.20	10.03	6.83	7.18
April	6.03	6.03	6.83	7.12	Year 2005	34.79	38.35	30.31	34.00
May	-9.67	-9.67	-10.76	-10.48	2004
June	-0.36	-0.36	-0.46	-0.24	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-4.58	-4.58	-5.11	-4.34	2nd qtr.	-10.98	-10.98	-10.34	-9.64
July	1.33	1.33	1.11	1.43	3rd qtr.	7.65	7.65	7.39	8.14
Year to date	9.15	9.15	6.99	8.69	4th qtr.	13.66	15.45	16.81	17.24
					Year 2004	18.87	20.74	22.45	25.55
Lifetime return					2003
Cumulative	1,854.71	2,752.71	—	—	1st qtr.	-6.12	-6.12	-6.79	-6.00
Annualized	15.88	18.07	—	—	2nd qtr.	22.60	22.60	22.19	23.29
					3rd qtr.	14.62	14.62	13.51	14.15
					4th qtr.	12.42	14.85	17.25	17.78
					Year 2003	48.31	51.51	51.59	55.82

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1MSCI Emerging Markets Index. The inception date is 1/1/88. All indices are unmanaged.
2MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
Results are calculated from net asset value. The Fund operated as a closed-end fund until 7/1/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund. Please refer to the "Total annualized investment results" exhibit for the Fund's standardized performance information for one, five, and ten year periods as of the most recent calendar quarter.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 7/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.50
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
2000					1997
1st qtr.	7.78	7.78	2.04	2.42	1st qtr.	10.76	10.76	8.04	8.47
2nd qtr.	-10.29	-10.29	-10.79	-10.16	2nd qtr.	15.37	16.60	7.68	8.56
3rd qtr.	-14.86	-14.86	-13.35	-13.00	3rd qtr.	-1.10	-1.10	-9.40	-8.97
4th qtr.	-16.76	-16.16	-13.53	-13.32	4th qtr.	-16.49	-14.15	-17.84	-17.52
Year 2000	-31.48	-30.98	-31.80	-30.61	Year 1997	5.53	9.66	-13.40	-11.59

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1MSCI Emerging Markets Index. The inception date is 1/1/88. All indices are unmanaged.
2MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
Results are calculated from net asset value. The Fund operated as a closed-end fund until 7/1/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund. Please refer to the "Total annualized investment results" exhibit for the Fund's standardized performance information for one, five, and ten year periods as of the most recent calendar quarter.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 7/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.40
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1994					1991
1st qtr.	-2.04	-2.04	-9.30	-9.04	1st qtr.	23.75	23.75	28.66	29.17
2nd qtr.	-5.24	-4.83	-2.05	-1.44	2nd qtr.	11.36	12.71	3.79	5.09
3rd qtr.	24.02	24.02	20.47	20.76	3rd qtr.	1.96	1.96	2.66	3.28
4th qtr.	-15.05	-14.82	-14.67	-14.39	4th qtr.	14.22	14.90	13.77	14.05
Year 1994	-2.21	-1.52	-8.67	-7.32	Year 1991	60.48	63.39	55.97	59.91

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1MSCI Emerging Markets Index. The inception date is 1/1/88. All indices are unmanaged.
2MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
Results are calculated from net asset value. The Fund operated as a closed-end fund until 7/1/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund. Please refer to the "Total annualized investment results" exhibit for the Fund's standardized performance information for one, five, and ten year periods as of the most recent calendar quarter.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 7/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—
1988
1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	-3.41	-2.12	0.85	1.56
Year 1988	39.13	41.98	34.87	40.43

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

1MSCI Emerging Markets Index. The inception date is 1/1/88. All indices are unmanaged.
2MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
Results are calculated from net asset value. The Fund operated as a closed-end fund until 7/1/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund. Please refer to the "Total annualized investment results" exhibit for the Fund's standardized performance information for one, five, and ten year periods as of the most recent calendar quarter.

Investment results US$
Emerging Markets Growth Fund

	Periods ending June 30, 2006
	Annualized rates of return

							Calendar
							YTD
	15 years	10 years	5 years	3 years	1 year	2Q06	7/31/06
	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	13.33	9.94	19.92	34.23	38.85	-4.40	9.61
- net of operating expenses	12.43	9.15	19.08	33.30	37.87	-4.58	9.15

MSCI Emerging Markets Index (stacked index)	10.01	6.49	21.18	34.33	35.47	-4.34	8.69

MSCI World Index with net dividends	9.01	7.33	6.16	17.35	17.43	-0.36	7.00

MSCI EAFE Index with net dividends	7.82	6.65	10.31	24.28	26.91	0.88	11.49

S&P 500 Index with income reinvested	10.71	8.31	2.49	11.21	8.62	-1.44	3.34

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.
The Fund operated as a closed-end fund until 7/31/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund.

Investment results US$
Emerging Markets Growth Fund

	Periods ending December 31, 2005
	Annualized rates of return

						Calendar
						YTD
	15 years	10 years	5 years	3 years	1 year	7/31/06
	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	15.31	10.79	17.92	37.22	39.33	9.61
- net of operating expenses	14.38	9.99	17.10	36.28	38.35	9.15

MSCI Emerging Markets Index (stacked index)	11.76	6.83	19.09	37.88	34.00	8.69

MSCI World Index with net dividends	9.01	7.43	2.59	19.19	9.96	7.00

MSCI EAFE Index with net dividends	7.22	6.07	4.82	24.04	13.87	11.49

S&P 500 Index with income reinvested	11.50	9.06	0.54	14.38	4.91	3.34

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.

Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/05	8/31/06	Security	portfolio	% Index[1]	Description
1	1	Samsung Electronics	4.8	4.7	South Korea's top electronics manufacturer and a global leader in semiconductor production.
6	2	Telekomunikasi Indonesia	2.8	0.4	The dominant telecommunications services provider in Indonesia.
4	3	Hon Hai Precision Industry	2.7	1.1	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
2	4	América Móvil	2.3	1.8	Latin America's largest cellular communications provider.
7	5	Kookmin Bank	2.1	1.4	Korea's largest financial services provider.
8	6	Wal-Mart de México	1.9	0.5	Mexico's largest retailer.
9	7	AmBev	1.6	0.5	The dominant beer producer in Latin America.
5	8	Taiwan Semiconductor Manufacturing	1.5	1.8	One of the world's largest semiconductor manufacturers.
28	9	OCI	1.5	0.2	A leading cement producer and construction contractor serving customers in the developing world.
11	10	Infosys Technologies	1.4	0.9	One of India's leading information technology services companies, with a worldwide client base.

		Total companies 1 through 10	22.6	13.3

26	11	RAO UES of Russia	1.4	0.3	The largest provider of electricity services in the Russian Federation.
10	12	Teva Pharmaceutical Industries	1.3	1.2	The leading drug company in Israel, and one of the largest generic drug companies in the U.S.
3	13	Sasol	1.0	1.0	Produces synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.
31	14	Grupo Televisa	1.0	0.5	A top producer and broadcaster of Spanish-language TV programming. Also publishes magazines.
27	15	AU Optronics	1.0	0.4	Largest Taiwanese and global top-5 manufaturer of flat liquid-crystal display panels used in monitors, notebooks, mobile phones, TVs and other electronic devices.
14	16	Samsung Fire & Marine Insurance	1.0	0.3	South Korea's leading nonlife insurance company. The company underwrites automotive, property, and health care insurance policies.
20	17	Akbank	0.9	0.2	One of Turkey's largest private sector banks, offering a wide range of retail, commercial, corporate and private banking finance services.
na	18	Gazprom	0.9	2.9	The largest gas producer and transporter in the Russian Federation.
21	19	Harmony Gold Mining	0.9	0.2	One of South Africa's largest gold mining companies.
96	20	VimpelCom	0.8	0.3	A leading Russian mobile phone service provider.

		Total companies 1 through 20	32.8	20.6

1MSCI Emerging Markets Index

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index [1]		% Total portfolio	% Total portfolio	% Index [1]
	12/31/05	8/31/06	8/31/06		12/31/05	8/31/06	8/31/06
ENERGY	4.8	5.4	16.2	FINANCIALS	21.1	16.6	19.6
Sasol		1.0		Kookmin Bank		2.1
Gazprom		0.9		Samsung Fire & Marine Insurance		1.0
OTHERS		3.5		Akbank		0.9
MATERIALS	8.6	11.3	12.8	Bank Mandiri		0.7
Harmony Gold Mining		0.9		Cathay Financial Holding		0.7
Anhui Conch Cement		0.7		China Life Insurance		0.7
Impala Platinum Holdings		0.7		OTHERS		10.5
Gold Fields		0.6		INFORMATION TECHNOLOGY	20.1	15.9	15.2
OTHERS		8.4		Samsung Electronics		4.8
INDUSTRIALS	8.3	10.4	7.8	Hon Hai Precision Industry		2.7
OCI		1.5		Taiwan Semiconductor Manufacturing		1.5
Samsung Engineering		0.6		Infosys Technologies		1.4
Empresas ICA		0.5		AU Optronics		1.0
Murray & Roberts Holdings		0.5		LG.Philips LCD		0.8
OTHERS		7.3		OTHERS		3.7
CONSUMER DISCRETIONARY	7.1	8.3	6.6	TELECOMMUNICATION SERVICES	11.5	9.2	10.7
Grupo Televisa		1.0		Telekomunikasi Indonesia		2.8
Hyundai Motor		0.7		América Móvil		2.3
Dongfeng Motor Group		0.6		VimpelCom		0.8
OTHERS		6.0		OTHERS		3.3
CONSUMER STAPLES	8.6	10.5	5.6	UTILITIES	3.7	3.2	3.4
Wal-Mart de México		1.9		RAO UES of Russia		1.4
AmBev		1.6		OTHERS		1.8
ThaiBev		0.6		OTHER	1.1	1.4	0.0
IOI		0.5		Baring Vostok Capital Partners		0.3
OTHERS		5.9		OTHERS		1.1
HEALTH CARE	2.3	1.9	2.1	Total equity	97.2	94.1	100.0
Teva Pharmaceutical Industries		1.3		Fixed income	1.0	0.6
OTHERS		0.6		Cash & equivalents	1.8	5.3
				Total assets	100.0	100.0

1MSCI Emerging Markets Index			Overweight	INDUSTRIALS
				CONSUMER DISCRETIONARY
				CONSUMER STAPLES
				INFORMATION TECHNOLOGY
				OTHER

			Underweight	ENERGY
				MATERIALS
				HEALTH CARE
				FINANCIALS
				TELECOMMUNICATION SERVICES
				UTILITIES

Diversification by country
Emerging Markets Growth Fund as of August 31, 2006

	% Total	% IFCG	% IFCI	% MSCI		% Total	% IFCG	% IFCI	% MSCI
	portfolio	Index[1]	Index[2]	EM Index[3]		portfolio	Index[1]	Index[2]	EM Index[3]
LATIN AMERICA	16.4	15.1	18.1	20.0	EUROPE/MIDDLE EAST/AFRICA	23.7	37.2	29.8	27.0
BRAZIL	8.7	8.0	9.8	10.7	RUSSIAN FEDERATION	6.0	10.5	12.8	9.1
MEXICO	7.0	4.3	5.5	6.1	SOUTH AFRICA	8.4	6.4	8.3	8.6
CHILE	0.3	1.4	1.7	1.6	ISRAEL	3.1	2.0	2.6	2.8
ARGENTINA	0.1	0.5	0.7	0.8	POLAND	0.0	1.3	1.6	1.7
PERU	0.0	0.4	0.4	0.5	TURKEY	3.3	1.2	1.5	1.6
REPUBLIC OF COLOMBIA	0.3	0.4	0.0	0.3	HUNGARY	0.2	0.7	0.9	1.0
VENEZUELA	0.0	0.1	0.0	0.0	EGYPT	2.2	0.8	1.0	0.9
					CZECH REPUBLIC	0.0	0.4	0.6	0.8
SOUTHEAST ASIA	16.1	13.4	12.2	13.0	MOROCCO	0.1	0.4	0.5	0.3
INDIA	5.5	7.2	6.3	6.4	JORDAN	0.0	0.5	0.0	0.2
MALAYSIA	3.0	2.3	2.8	2.7	CROATIA	0.0	0.0	0.0	0.0
INDONESIA	4.3	1.0	1.2	1.6	KAZAKHSTAN	0.2	0.0	0.0	0.0
THAILAND	2.6	2.0	1.4	1.6	SULTANATE OF OMAN	0.1	0.2	0.0	0.0
PHILIPPINES	0.5	0.6	0.5	0.5	UNITED ARAB EMIRATES	0.1	1.9	0.0	0.0
PAKISTAN	0.0	0.3	0.0	0.2	NIGERIA	0.0	0.4	0.0	0.0
VIETNAM	0.2	0.0	0.0	0.0	SAUDI ARABIA	0.0	7.1	0.0	0.0
					BAHRAIN	0.0	0.2	0.0	0.0
FAR EAST ASIA	35.2	34.3	39.9	40.0	KUWAIT	0.0	2.0	0.0	0.0
KOREA	15.5	14.7	18.1	17.7	ZIMBABWE	0.0	0.1	0.0	0.0
TAIWAN	10.8	10.1	12.9	12.8	QATAR	0.0	1.1	0.0	0.0
CHINA	7.3	9.5	8.9	9.5
HONG KONG	1.6	0.0	0.0	0.0	OTHERS[4]	2.7	0.0	0.0	0.0
					Total equity	94.1	100.0	100.0	100.0
					Total fixed income	0.6
					Total cash & equivalents	5.3
					Total assets	100.0

[1] S&P/International Finance Corporation Global Composite Index
[2] S&P/International Finance Corporation Investable Composite Index
3 MSCI Emerging Markets Index
[4] The current period includes 2.2% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	8/31/06	8/31/06
LATIN AMERICA	33.1	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	16.4	20.0
BRAZIL	14.7	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	8.7	10.7
MEXICO	9.4	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.0	6.1
CHILE	1.8	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.3	1.6
ARGENTINA	4.9	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.8
PERU	1.9	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.5
REPUBLIC OF COLOMBIA	0.2	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3
VENEZUELA	0.0	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0
ECUADOR	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	24.3	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.1	13.0
INDIA	6.5	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	5.5	6.4
MALAYSIA	4.6	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.0	2.7
INDONESIA	4.1	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	4.3	1.6
THAILAND	2.1	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	2.6	1.6
PHILIPPINES	6.3	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.5	0.5
PAKISTAN	0.5	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
VIETNAM	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.2	0.0
SRI LANKA	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

FAR EAST ASIA	10.3	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	35.2	40.0
KOREA	4.7	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	15.5	17.7
TAIWAN	3.6	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	10.8	12.8
CHINA	1.4	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	7.3	9.5
HONG KONG	0.6	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	0.0

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	8/31/06	8/31/06
EUROPE/MIDDLE EAST/AFRICA	12.5	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.7	27.0
RUSSIAN FEDERATION	3.6	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	6.0	9.1
SOUTH AFRICA	4.1	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.4	8.6
ISRAEL	0.0	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	3.1	2.8
POLAND	0.5	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.0	1.7
TURKEY	2.0	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.6
HUNGARY	0.4	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.2	1.0
EGYPT	0.1	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.2	0.9
CZECH REPUBLIC	0.3	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.0	0.8
MOROCCO	0.2	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.3
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
CROATIA	0.6	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.0
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
NIGERIA	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0
ESTONIA	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.4	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	4.2	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.7	0.0

Total equity	84.4	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	94.1	100.0
Fixed income	4.1	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.6
Cash & equivalents	11.5	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	5.3
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets Index
[2]The current period includes 2.2% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/05	8/31/06	8/31/06		12/31/05	8/31/06	8/31/06
LATIN AMERICA	19.5	16.4	20.0	EMERGING EUROPE/MIDDLE EAST/AFRICA	21.7	23.7	27.0
BRAZIL	10.3	8.7	10.7	RUSSIAN FEDERATION	3.3	6.0	9.1
MEXICO	7.3	7.0	6.1	SOUTH AFRICA	8.7	8.4	8.6
CHILE	0.5	0.3	1.6	ISRAEL	4.3	3.1	2.8
ARGENTINA	0.3	0.1	0.8	POLAND	0.1	0.0	1.7
PERU	0.1	0.0	0.5	TURKEY	3.1	3.3	1.6
REPUBLIC OF COLOMBIA	0.8	0.3	0.3	HUNGARY	0.2	0.2	1.0
VENEZUELA	0.2	0.0	0.0	EGYPT	1.6	2.2	0.9
				CZECH REPUBLIC	0.0	0.0	0.8
SOUTHEAST ASIA	16.4	16.1	13.0	MOROCCO	0.1	0.1	0.3
INDIA	7.9	5.5	6.4	JORDAN	0.0	0.0	0.2
MALAYSIA	3.2	3.0	2.7	CROATIA	0.1	0.0	0.0
INDONESIA	3.0	4.3	1.6	KAZAKHSTAN	0.1	0.2	0.0
THAILAND	1.9	2.6	1.6	SULTANATE OF OMAN	0.1	0.1	0.0
PHILIPPINES	0.3	0.5	0.5	UNITED ARAB EMIRATES	0.0	0.1	0.0
PAKISTAN	0.0	0.0	0.2
VIETNAM	0.1	0.2	0.0	OTHER[2]	2.1	2.7	0.0

FAR EAST ASIA	37.5	35.2	40.0	Total equity	97.2	94.1	100.0
KOREA	20.2	15.5	17.7	Total fixed income	1.0	0.6
TAIWAN	11.4	10.8	12.8	Total cash and equivalents	1.8	5.3
CHINA	4.4	7.3	9.5	Total assets	100.0	100.0
HONG KONG	1.5	1.6	0.0

1MSCI Emerging Markets Index
[2]The current period includes 2.2% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 8/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2006					2005
January	11.10	11.10	10.94	11.17	1st qtr.	2.07	2.07	1.20	1.80
February	-0.08	-0.08	-0.21	-0.12	2nd qtr.	5.91	5.91	3.00	4.12
March	1.68	1.68	0.73	0.88	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	12.89	12.89	11.51	12.02	4th qtr.	7.20	10.03	6.83	7.18
April	6.03	6.03	6.83	7.12	Year 2005	34.79	38.35	30.31	34.00
May	-9.67	-9.67	-10.76	-10.48	2004
June	-0.36	-0.36	-0.46	-0.24	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-4.58	-4.58	-5.11	-4.34	2nd qtr.	-10.98	-10.98	-10.34	-9.64
July	1.33	1.33	1.11	1.43	3rd qtr.	7.65	7.65	7.39	8.14
August	3.49	3.49	2.29	2.55	4th qtr.	13.66	15.45	16.81	17.24
Year to date	12.96	12.96	9.43	11.46	Year 2004	18.87	20.74	22.45	25.55
					2003
Lifetime return					1st qtr.	-6.12	-6.12	-6.79	-6.00
Cumulative	1,922.96	2,852.30	—	—	2nd qtr.	22.60	22.60	22.19	23.29
Annualized	16.01	18.19	—	—	3rd qtr.	14.62	14.62	13.51	14.15
					4th qtr.	12.42	14.85	17.25	17.78
					Year 2003	48.31	51.51	51.59	55.82

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 8/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.50
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
2000					1997
1st qtr.	7.78	7.78	2.04	2.42	1st qtr.	10.76	10.76	8.04	8.47
2nd qtr.	-10.29	-10.29	-10.79	-10.16	2nd qtr.	15.37	16.60	7.68	8.56
3rd qtr.	-14.86	-14.86	-13.35	-13.00	3rd qtr.	-1.10	-1.10	-9.40	-8.97
4th qtr.	-16.76	-16.16	-13.53	-13.32	4th qtr.	-16.49	-14.15	-17.84	-17.52
Year 2000	-31.48	-30.98	-31.80	-30.61	Year 1997	5.53	9.66	-13.40	-11.59

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 8/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.40
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1994					1991
1st qtr.	-2.04	-2.04	-9.30	-9.04	1st qtr.	23.75	23.75	28.66	29.17
2nd qtr.	-5.24	-4.83	-2.05	-1.44	2nd qtr.	11.36	12.71	3.79	5.09
3rd qtr.	24.02	24.02	20.47	20.76	3rd qtr.	1.96	1.96	2.66	3.28
4th qtr.	-15.05	-14.82	-14.67	-14.39	4th qtr.	14.22	14.90	13.77	14.05
Year 1994	-2.21	-1.52	-8.67	-7.32	Year 1991	60.48	63.39	55.97	59.91

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 8/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—
1988
1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	-3.41	-2.12	0.85	1.56
Year 1988	39.13	41.98	34.87	40.43

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Periods ending December 31, 2005

	Annualized rates of return

						Calendar
						YTD
	15 years	10 years	5 years	3 years	1 year	8/31/06
	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	15.31	10.79	17.92	37.22	39.33	13.50
- net of operating expenses	14.38	9.99	17.10	36.28	38.35	12.96

MSCI Emerging Markets Index (stacked index)	11.76	6.83	19.09	37.88	34.00	11.46

MSCI World Index with net dividends	9.01	7.43	2.59	19.19	9.96	9.82

MSCI EAFE Index with net dividends	7.22	6.07	4.82	24.04	13.87	14.57

S&P 500 Index with income reinvested	11.50	9.06	0.54	14.38	4.91	5.79

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Periods ending June 30, 2006

	Annualized rates of return

							Calendar
							YTD
	15 years	10 years	5 years	3 years	1 year	2Q06	8/31/06
	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	13.33	9.94	19.92	34.23	38.85	-4.40	13.50
- net of operating expenses	12.43	9.15	19.08	33.30	37.87	-4.58	12.96

MSCI Emerging Markets Index (stacked index)	10.01	6.49	21.18	34.33	35.47	-4.34	11.46

MSCI World Index with net dividends	9.01	7.33	6.16	17.35	17.43	-0.36	9.82

MSCI EAFE Index with net dividends	7.82	6.65	10.31	24.28	26.91	0.88	14.57

S&P 500 Index with income reinvested	10.71	8.31	2.49	11.21	8.62	-1.44	5.79

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.
The Fund operated as a closed-end fund until 7/31/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund.

Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/05	9/30/06	Security	portfolio	% Index[1]	Description
1	1	Samsung Electronics	4.9	4.7	South Korea's top electronics manufacturer and a global leader in semiconductor production.
6	2	Telekomunikasi Indonesia	3.0	0.5	The dominant telecommunications services provider in Indonesia.
4	3	Hon Hai Precision Industry	2.9	1.2	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
2	4	América Móvil	2.3	1.8	Latin America's largest cellular communications provider.
7	5	Kookmin Bank	2.0	1.3	Korea's largest financial services provider.
8	6	Wal-Mart de México	1.8	0.5	Mexico's largest retailer.
5	7	Taiwan Semiconductor Manufacturing	1.6	1.8	One of the world's largest semiconductor manufacturers.
9	8	AmBev	1.6	0.5	The dominant beer producer in Latin America.
28	9	OCI	1.5	0.2	A leading cement producer and construction contractor serving customers in the developing world.
11	10	Infosys Technologies	1.5	0.9	One of India's leading information technology services companies, with a worldwide client base.

		Total companies 1 through 10	23.1	13.4

10	11	Teva Pharmaceutical Industries	1.3	1.2	The leading drug company in Israel, and one of the largest generic drug companies in the U.S.
26	12	RAO UES of Russia	1.3	0.3	The largest provider of electricity services in the Russian Federation.
31	13	Grupo Televisa	1.1	0.5	A top producer and broadcaster of Spanish-language TV programming. Also publishes magazines.
14	14	Samsung Fire & Marine Insurance	1.0	0.3	South Korea's leading nonlife insurance company. The company underwrites automotive, property, and health care insurance policies.
na	15	Mobile TeleSystems	0.9	0.4	Russia's largest mobile phone operator. The company also operates in the Commonwealth of Independent States.
20	16	Akbank	0.9	0.2	One of Turkey's largest private sector banks, offering a wide range of retail, commercial, corporate and private banking finance services.
21	17	Harmony Gold Mining	0.8	0.2	One of South Africa's largest gold mining companies.
96	18	VimpelCom	0.8	0.3	A leading Russian mobile phone service provider.
30	19	Foxconn International Holdings	0.8	0.0	Designs and manufactures handsets.
72	20	China Life Insurance	0.8	0.7	The leading life insurance provider in China.

		Total companies 1 through 20	32.8	17.5

1MSCI Emerging Markets Index

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index [1]		% Total portfolio	% Total portfolio	% Index [1]
	12/31/05	9/30/06	9/30/06		12/31/05	9/30/06	9/30/06
ENERGY	4.8	4.5	17.6	FINANCIALS	21.1	16.7	19.1
Gazprom		0.7		Kookmin Bank		2.0
PetroChina		0.7		Samsung Fire & Marine Insurance		1.0
OTHERS		3.1		Akbank		0.9
MATERIALS	8.6	10.8	12.5	China Life Insurance		0.8
Harmony Gold Mining		0.8		Bank Mandiri		0.7
Anhui Conch Cement		0.7		Cathay Financial Holding		0.7
Impala Platinum Holdings		0.6		OTHERS		10.6
Gold Fields		0.5		INFORMATION TECHNOLOGY	20.1	16.5	15.1
OTHERS		8.2		Samsung Electronics		4.9
INDUSTRIALS	8.3	10.8	7.7	Hon Hai Precision Industry		2.9
OCI		1.5		Taiwan Semiconductor Manufacturing		1.6
Embraer		0.6		Infosys Technologies		1.5
Samsung Engineering		0.6		Foxconn International Holdings		0.8
Doosan Infracore		0.5		AU Optronics		0.7
OTHERS		7.6		OTHERS		4.1
CONSUMER DISCRETIONARY	7.1	8.7	6.4	TELECOMMUNICATION SERVICES	11.5	10.5	10.7
Grupo Televisa		1.1		Telekomunikasi Indonesia		3.0
Hyundai Motor		0.8		América Móvil		2.3
Shangri-La Asia		0.7		Mobile TeleSystems		0.9
OTHERS		6.1		VimpelCom		0.8
CONSUMER STAPLES	8.6	10.8	5.5	OTHERS		3.5
Wal-Mart de México		1.8		UTILITIES	3.7	3.2	3.4
AmBev		1.6		RAO UES of Russia		1.3
ThaiBev		0.6		CIA ENERGETICA DE SAO PAULO		0.5
IOI		0.5		OTHERS		1.4
OTHERS		6.3		OTHER	1.1	1.6	0.0
HEALTH CARE	2.3	2.1	2.0
Teva Pharmaceutical Industries		1.3		Total equity	97.2	96.2	100.0
OTHERS		0.8		Fixed income	1.0	0.7
				Cash & equivalents	1.8	3.1
				Total assets	100.0	100.0
1MSCI Emerging Markets Index
			Overweight	INDUSTRIALS
				CONSUMER DISCRETIONARY
				CONSUMER STAPLES
				HEALTH CARE
				INFORMATION TECHONOLGY
				OTHER

			Underweight	ENERGY
				MATERIALS
				FINANCIALS
				TELECOMMUNICATION SERVICES
				UTILITIES

Diversification by country
Emerging Markets Growth Fund as of September 30, 2006

	% Total	% IFCG	% IFCI	% MSCI		% Total	% IFCG	% IFCI	% MSCI
	portfolio	Index[1]	Index[2]	EM Index[3]		portfolio	Index[1]	Index[2]	EM Index[3]
LATIN AMERICA	16.8	15.0	18.2	19.3	EUROPE/MIDDLE EAST/AFRICA	23.2	35.7	28.0	27.4
BRAZIL	8.9	7.8	9.6	10.1	RUSSIAN FEDERATION	6.1	9.7	11.8	10.7
MEXICO	7.2	4.4	5.7	6.1	SOUTH AFRICA	7.5	5.9	7.7	7.7
CHILE	0.3	1.4	1.8	1.5	ISRAEL	2.8	2.0	2.6	2.7
ARGENTINA	0.1	0.5	0.6	0.8	POLAND	0.3	1.2	1.6	1.6
PERU	0.0	0.4	0.5	0.5	TURKEY	3.1	1.2	1.4	1.5
REPUBLIC OF COLOMBIA	0.3	0.4	0.0	0.3	HUNGARY	0.3	0.7	0.9	1.0
VENEZUELA	0.0	0.1	0.0	0.0	EGYPT	2.4	0.8	1.0	0.9
					CZECH REPUBLIC	0.1	0.4	0.6	0.8
SOUTHEAST ASIA	16.9	14.0	12.8	13.2	MOROCCO	0.1	0.4	0.4	0.3
INDIA	6.0	7.7	6.7	6.7	JORDAN	0.0	0.5	0.0	0.2
MALAYSIA	3.0	2.2	2.8	2.6	CROATIA	0.0	0.0	0.0	0.0
INDONESIA	4.5	1.1	1.3	1.6	KAZAKHSTAN	0.2	0.0	0.0	0.0
THAILAND	2.6	2.0	1.4	1.6	SULTANATE OF OMAN	0.1	0.2	0.0	0.0
PHILIPPINES	0.5	0.7	0.6	0.5	UNITED ARAB EMIRATES	0.2	1.9	0.0	0.0
PAKISTAN	0.0	0.3	0.0	0.2	NIGERIA	0.0	0.4	0.0	0.0
VIETNAM	0.3	0.0	0.0	0.0	SAUDI ARABIA	0.0	7.0	0.0	0.0
					BAHRAIN	0.0	0.3	0.0	0.0
FAR EAST ASIA	36.7	35.3	41.0	40.1	KUWAIT	0.0	2.0	0.0	0.0
KOREA	15.6	15.0	18.5	17.6	ZIMBABWE	0.0	0.1	0.0	0.0
TAIWAN	11.5	10.4	13.2	13.0	QATAR	0.0	1.0	0.0	0.0
CHINA	7.8	9.9	9.3	9.5
HONG KONG	1.8	0.0	0.0	0.0	OTHERS[4]	2.6	0.0	0.0	0.0

					Total equity	96.2	100.0	100.0	100.0
					Total fixed income	0.7
					Total cash & equivalents	3.1
					Total assets	100.0

[1] S&P/International Finance Corporation Global Composite Index
[2] S&P/International Finance Corporation Investable Composite Index
3 MSCI Emerging Markets Index
[4] The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	9/30/06	9/30/06
LATIN AMERICA	33.1	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	16.8	19.3
BRAZIL	14.7	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	8.9	10.1
MEXICO	9.4	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.2	6.1
CHILE	1.8	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.3	1.5
ARGENTINA	4.9	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.8
PERU	1.9	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.5
REPUBLIC OF COLOMBIA	0.2	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3
VENEZUELA	0.0	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0
ECUADOR	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	24.3	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.9	13.2
INDIA	6.5	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.0	6.7
MALAYSIA	4.6	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.0	2.6
INDONESIA	4.1	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	4.5	1.6
THAILAND	2.1	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	2.6	1.6
PHILIPPINES	6.3	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.5	0.5
PAKISTAN	0.5	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
VIETNAM	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0
SRI LANKA	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

FAR EAST ASIA	10.3	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	36.7	40.1
KOREA	4.7	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	15.6	17.6
TAIWAN	3.6	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.5	13.0
CHINA	1.4	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	7.8	9.5
HONG KONG	0.6	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.8	0.0

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	9/30/06	9/30/06
EUROPE/MIDDLE EAST/AFRICA	12.5	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.2	27.4
RUSSIAN FEDERATION	3.6	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	6.1	10.7
SOUTH AFRICA	4.1	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	7.5	7.7
ISRAEL	0.0	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.8	2.7
POLAND	0.5	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.3	1.6
TURKEY	2.0	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.1	1.5
HUNGARY	0.4	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	1.0
EGYPT	0.1	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.4	0.9
CZECH REPUBLIC	0.3	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.8
MOROCCO	0.2	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.3
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
CROATIA	0.6	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.0
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2	0.0
NIGERIA	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0
ESTONIA	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.4	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	4.2	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	0.0

Total equity	84.4	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	96.2	100.0
Fixed income	4.1	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.7
Cash & equivalents	11.5	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.1
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets Index
[2]The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/05	9/30/06	9/30/06		12/31/05	9/30/06	9/30/06
LATIN AMERICA	19.5	16.8	19.3	EMERGING EUROPE/MIDDLE EAST/AFRICA	21.7	23.2	27.4
BRAZIL	10.3	8.9	10.1	RUSSIAN FEDERATION	3.3	6.1	10.7
MEXICO	7.3	7.2	6.1	SOUTH AFRICA	8.7	7.5	7.7
CHILE	0.5	0.3	1.5	ISRAEL	4.3	2.8	2.7
ARGENTINA	0.3	0.1	0.8	POLAND	0.1	0.3	1.6
PERU	0.1	0.0	0.5	TURKEY	3.1	3.1	1.5
REPUBLIC OF COLOMBIA	0.8	0.3	0.3	HUNGARY	0.2	0.3	1.0
VENEZUELA	0.2	0.0	0.0	EGYPT	1.6	2.4	0.9
				CZECH REPUBLIC	0.0	0.1	0.8
SOUTHEAST ASIA	16.4	16.9	13.2	MOROCCO	0.1	0.1	0.3
INDIA	7.9	6.0	6.7	JORDAN	0.0	0.0	0.2
MALAYSIA	3.2	3.0	2.6	CROATIA	0.1	0.0	0.0
INDONESIA	3.0	4.5	1.6	KAZAKHSTAN	0.1	0.2	0.0
THAILAND	1.9	2.6	1.6	SULTANATE OF OMAN	0.1	0.1	0.0
PHILIPPINES	0.3	0.5	0.5	UNITED ARAB EMIRATES	0.0	0.2	0.0
PAKISTAN	0.0	0.0	0.2
VIETNAM	0.1	0.3	0.0	OTHER[2]	2.1	2.6	0.0

FAR EAST ASIA	37.5	36.7	40.1	Total equity	97.2	96.2	100.0
KOREA	20.2	15.6	17.6	Total fixed income	1.0	0.7
TAIWAN	11.4	11.5	13.0	Total cash and equivalents	1.8	3.1
CHINA	4.4	7.8	9.5	Total assets	100.0	100.0
HONG KONG	1.5	1.8	0.0

1MSCI Emerging Markets Index
[2]The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 9/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2006					2005
January	11.10	11.10	10.94	11.17	1st qtr.	2.07	2.07	1.20	1.80
February	-0.08	-0.08	-0.21	-0.12	2nd qtr.	5.91	5.91	3.00	4.12
March	1.68	1.68	0.73	0.88	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	12.89	12.89	11.51	12.02	4th qtr.	7.20	10.03	6.83	7.18
April	6.03	6.03	6.83	7.12	Year 2005	34.79	38.35	30.31	34.00
May	-9.67	-9.67	-10.76	-10.48	2004
June	-0.36	-0.36	-0.46	-0.24	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-4.58	-4.58	-5.11	-4.34	2nd qtr.	-10.98	-10.98	-10.34	-9.64
July	1.33	1.33	1.11	1.43	3rd qtr.	7.65	7.65	7.39	8.14
August	3.49	3.49	2.29	2.55	4th qtr.	13.66	15.45	16.81	17.24
September	2.15	2.15	0.65	0.83	Year 2004	18.87	20.74	22.45	25.55
3rd qtr.	7.11	7.11	4.10	4.88	2003
Year to date	15.38	15.38	10.15	12.39	1st qtr.	-6.12	-6.12	-6.79	-6.00
					2nd qtr.	22.60	22.60	22.19	23.29
					3rd qtr.	14.62	14.62	13.51	14.15
					4th qtr.	12.42	14.85	17.25	17.78
Lifetime return					Year 2003	48.31	51.51	51.59	55.82
Cumulative	1,966.34	2,915.61	—	—
Annualized	16.06	18.23	—	—

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 9/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.50
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
2000					1997
1st qtr.	7.78	7.78	2.04	2.42	1st qtr.	10.76	10.76	8.04	8.47
2nd qtr.	-10.29	-10.29	-10.79	-10.16	2nd qtr.	15.37	16.60	7.68	8.56
3rd qtr.	-14.86	-14.86	-13.35	-13.00	3rd qtr.	-1.10	-1.10	-9.40	-8.97
4th qtr.	-16.76	-16.16	-13.53	-13.32	4th qtr.	-16.49	-14.15	-17.84	-17.52
Year 2000	-31.48	-30.98	-31.80	-30.61	Year 1997	5.53	9.66	-13.40	-11.59

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 9/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.40
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1994					1991
1st qtr.	-2.04	-2.04	-9.30	-9.04	1st qtr.	23.75	23.75	28.66	29.17
2nd qtr.	-5.24	-4.83	-2.05	-1.44	2nd qtr.	11.36	12.71	3.79	5.09
3rd qtr.	24.02	24.02	20.47	20.76	3rd qtr.	1.96	1.96	2.66	3.28
4th qtr.	-15.05	-14.82	-14.67	-14.39	4th qtr.	14.22	14.90	13.77	14.05
Year 1994	-2.21	-1.52	-8.67	-7.32	Year 1991	60.48	63.39	55.97	59.91

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 9/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—
1988
1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	-3.41	-2.12	0.85	1.56
Year 1988	39.13	41.98	34.87	40.43

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Periods ending December 31, 2005

	Annualized rates of return

						Calendar
						YTD
	15 years	10 years	5 years	3 years	1 year	9/30/06
	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	15.31	10.79	17.92	37.22	39.33	16.00
- net of operating expenses	14.38	9.99	17.10	36.28	38.35	15.38

MSCI Emerging Markets Index (stacked index)	11.76	6.83	19.09	37.88	34.00	12.39

MSCI World Index with net dividends	9.01	7.43	2.59	19.19	9.96	11.16

MSCI EAFE Index with net dividends	7.22	6.07	4.82	24.04	13.87	14.76

S&P 500 Index with income reinvested	11.50	9.06	0.54	14.38	4.91	8.52

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Periods ending September 30, 2006

	Annualized rates of return

							Calendar
							YTD
	15 years	10 years	5 years	3 years	1 year	3Q06	9/30/06
	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	13.69	10.94	28.74	31.24	27.85	7.30	16.00
- net of operating expenses	12.80	10.15	27.85	30.33	26.95	7.11	15.38

MSCI Emerging Markets Index (stacked index)	10.12	7.39	28.47	30.59	20.46	4.88	12.39

MSCI World Index with net dividends	8.83	7.65	10.47	17.21	14.66	4.55	11.16

MSCI EAFE Index with net dividends	7.50	7.07	14.57	22.64	19.48	3.95	14.76

S&P 500 Index with income reinvested	10.73	8.58	6.97	12.29	10.78	5.66	8.52

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.
The Fund operated as a closed-end fund until 7/31/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund.

Fund profile US$
Emering Markets Growth Fund as of September 30, 2006

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics							Largest individual holdings (% of portfolio)
Fiscal years ending June 30		2006	2005	2004	2003	2002	Samsung Electronics			4.9
Fund assets ($ millions)		$11,100	$13,632	$15,758	$16,154	$16,258	Telekomunikasi Indonesia			3.0
Ratio of net investment income to average net assets		1.57%	1.96%	1.64%	2.14%	1.27%	Hon Hai Precision Industry			2.9
Expense ratio (including non-U.S. taxes)		0.72%	0.71%	0.71%	0.70%	0.70%	América Móvil			2.3
Portfolio turnover		38.48%	29.98%	35.35%	33.70%	26.22%	Kookmin Bank			2.0
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)					Wal-Mart de Mexico			1.8
Commercial banks	11.3	Korea				15.6	Taiwan Semiconductor anufacturing			1.6
Semiconductors & semiconductor equipment	7.4	Taiwan				11.5	AmBev			1.6
Metals & mining	7.3	Brazil				8.9	OCI			1.5
Wireless telecommunication services	6.5	China				7.8	Infosys Technologies			1.5
Electronic equipment & instruments	5.4	South Africa				7.5

Rates of return for periods ending September 30, 2006[1]							Asset mix
										Total
	15 years	10 years	5 years	3 years	1 year	3Q06	Stocks	Bonds	Cash	assets
EMGF	12.80%	10.15%	27.85%	30.33%	26.95%	7.11%	96.2%	0.7%	3.1%	$11.6 bil

[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Fund profile US$
Emering Markets Growth Fund as of September 30, 2006

The Fund (began operations in 1986)

■ Special Characteristics: For the institutional investor seeking to diversify in emerging markets both geographically and by industry sector. The fund is a U.S. domiciled open-end interval fund and redeems on a monthly basis. The fund operated as a closed-end fund until July 1, 1999.
■ Objective: Seeks long-term growth of capital through investments in developing countries all over the world.
■ Types of Investments: Invests in common stocks, securities convertible to common stock, bonds, and cash.
 ■ Investment Advisory Fee: For its services, the Manager receives from the Fund a fee, payable monthly in U.S. dollars, at the annual rate of 0.90% of the first $400 million of aggregate net assets of the Fund. The annual rate is reduced to 0.80% of the aggregate net assets from $400 million to $1 billion; to 0.70% of the aggregate net assets from $1 billion to $2 billion; to 0.65% of the aggregate net assets from $2 billion to $4 billion; to 0.625% of the aggregate net assets from $4 billion to $6 billion; to 0.60% of the aggregate net assets from $6 billion to $8 billion; to 0.58% of the aggregate net assets from $8 billion to $11 billion; to 0.56% of the aggregate net assets from $11 billion to $15 billion; to 0.54% of the aggregate net assets from $15 billion to $20 billion; to 0.52% of such aggregate net assets in excess of $20 billion as determined on the last business day of every week and month.

Fund characteristics							Largest individual holdings (% of portfolio)
Fiscal years ending June 30		2006	2005	2004	2003	2002	Samsung Electronics			4.9
Fund assets ($ millions)		$11,100	$13,632	$15,758	$16,154	$16,258	Telekomunikasi Indonesia			3.0
Ratio of net investment income to average net assets		1.57%	1.96%	1.64%	2.14%	1.27%	Hon Hai Precision Industry			2.9
Expense ratio (including non-U.S. taxes)		0.72%	0.71%	0.71%	0.70%	0.70%	América Móvil			2.3
Portfolio turnover		38.48%	29.98%	35.35%	33.70%	26.22%	Kookmin Bank			2.0
Largest industy holdings (% of portfolio)		Largest country holdings (% of portfolio)					Wal-Mart de Mexico			1.8
Commercial banks	11.3	Korea				15.6	Taiwan Semiconductor Manufacturing			1.6
Semiconductors & semiconductor equipment	7.4	Taiwan				11.5	AmBev			1.6
Metals & mining	7.3	Brazil				8.9	OCI			1.5
Wireless telecommunication services	6.5	China				7.8	Infosys Technologies			1.5
Electronic equipment & instruments	5.4	South Africa				7.5

Rates of return for periods ending September 30, 2006[1]							Asset mix
										Total
	15 years	10 years	5 years	3 years	1 year	3Q06	Stocks	Bonds	Cash	assets
EMGF	12.80%	10.15%	27.85%	30.33%	26.95%	7.11%	96.2%	0.7%	3.1%	$11.6 bil

[1]Net of operating expenses. Total returns (expressed as percentages) are calculated from change in the fund's net asset value, assuming all distributions reinvested. Results for periods greater than one year are annualized. This profile must be accompanied or preceded by a current prospectus for the fund. The Fund is an open-end interval fund that redeems fund shares on a monthly basis. Please read the fund's prospectus for additional information on the fund's redemption policy.

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may  lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Capital InternationalSM

Emerging Markets Growth FundSM

Seeks long-term growth of capital by investing in companies operating in developing countries around the world

Annual report for the year ended June 30, 2006

[cover: global map]

Dear shareholders:

Emerging markets equities posted solid gains in the 12 months covered by this report, supported by robust economic growth, rising prices for commodities and solid corporate earnings. For the one-year period ended June 30, 2006, the net asset value of the Emerging Markets Growth Fund rose 37.9% with distributions reinvested. The MSCI Emerging Markets IndexSM gained 35.5% with net dividends reinvested.

For much of the period emerging markets stocks rose steadily, notching just one month of sharp losses in October before the MSCI EM Index touched an all-time high on May 8. Stocks tumbled in May and early June, however, and emerging markets bore the brunt of investors’ reduced appetite for risk as the U.S. Federal Reserve accompanied tighter monetary policy with tough talk on inflation, deflating equity markets globally. The MSCI EM Index fell 24% from May 8 to June 13 and then staged a sharp recovery in the final two weeks of the fiscal year. Despite the increased volatility, emerging markets made double-digit gains for the third fiscal year in a row. The energy and materials sectors had the best performance for the period, while health care, telecommunication services and information technology trailed the composite index.

Market review

Geopolitical tensions and high oil prices were a persistent feature of the macroeconomic landscape, which boosted oil stocks. Each significant leg up in energy prices appeared to test the resilience of global economic expansion. But the world economy sustained a robust growth rate, supported by a healthy corporate sector. Global GDP expanded 3.3% in 2005 over the prior year, according to JPMorgan. This in turn benefited the emerging markets economies, which grew 6% in 2005.

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EMGF total returns vs. MSCI Emerging Markets Index for periods ended 6/30/06 (with distributions reinvested)
MSCI
	Emerging		Emerging
	Markets		Markets
	Growth Fund	Annualized	Index*	Annualized

12 months	+ 37.9%	—%	+ 35.5%	—%
3 years	+136.9	+33.3	+142.4	+34.3
5 years	+139.5	+19.1	+161.4	+21.2
10 years	+140.0	+ 9.1	+ 87.5	+ 6.5
Lifetime	+2,715.3	+18.1	—†	—†
(since 5/30/86)

*Returns shown for the MSCI Emerging Markets Index reflect gross dividends through December 31, 2000, and net dividends thereafter. The index is unmanaged and does not reflect sales charges, commissions or expenses.
† The MSCI Emerging Markets Index did not start until December 31, 1987.
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The U.S. Federal Reserve steadily raised the federal funds rate at a measured pace throughout the year and was joined by the European Central Bank, which implemented its first rate increase in December. Monetary policy was also tightened in China, India, Thailand, Taiwan, South Korea, Malaysia, South Africa and Turkey. The action of many central banks appeared pre-emptive, as inflation rose only modestly despite higher energy prices. Consumer prices globally rose less than 3% in the fiscal year over the prior year, according to JPMorgan. As a result, long-term interest rates remained low by historical standards, allowing governments and corporations to stay the course of prudent fiscal and debt management policies.

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Percent changes for markets and stock prices are in U.S. dollars and are for the 12-month period ended June 30, 2006, unless otherwise noted.

Figures shown are past results and are not predictive of results in future periods. The results shown are before taxes on fund distributions and sale of fund shares. Current and future results may be lower or higher than those shown. Share prices and returns will vary, so investors may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For current information and month-end results, please call 800/421-0180, ext. 96245. Investing outside the United States, especially in developing markets, is subject to additional risks, such as currency fluctuations, political instability, differing securities regulations and periods of illiquidity, which are detailed in the fund’s prospectus.
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The stock sell-off in emerging markets in the last two months of the fiscal year was not indiscriminate. Markets with high valuations, such as India, and those with fiscal or current account imbalances, such as Turkey, Colombia and South Africa, suffered among the biggest losses. About $15 billion flowed out of emerging markets stock funds in the six weeks from mid-May to the end of June, according to Emerging Portfolio Fund Research. However, the outflow was less than half of the estimated $33 billion that flowed into emerging markets equities from January to mid-May.

China was a pillar of support for emerging markets throughout the year. Its economy grew at a 9.9% annualized rate in 2005 and it revised upward its GDP growth for 2003 and 2004 to approximately 10%. In July, authorities made a symbolically significant change to China’s managed currency regime, abandoning a long-standing peg to the U.S. dollar and linking the renminbi to a basket of currencies of China’s major trading partners. The renminbi was also revalued 2% higher versus the dollar. The government took substantial steps toward injecting foreign capital into the banking system. China’s banks raised nearly $25 billion in equity through initial public offerings and private placements.

China’s central bank raised interest rates and tightened lending standards to prevent the economy from overheating. In addition, it introduced new real estate taxes to cool the housing market. Nevertheless the economy kept growing, expanding 10.9% annualized in the first half of 2006 over the same period in the prior year. China became a net exporter of automobiles in 2006. A greater focus on profitability by corporations was rewarded by investors, and Chinese stocks rose 41%.

China remained an important destination of raw materials and metals such as iron ore, aluminum and platinum. Brazil’s Cía. Vale do Rio Doce, the world’s largest iron ore producer, obtained a 21% increase in the price of iron ore from major steel producers in China, Japan and other markets. The increase, coming on the heels of a 71% rise in iron ore prices in the prior year, underscored the sustained demand for resources and supported share prices of commodity producers. Iron ore production is controlled by a few companies globally, giving them greater negotiating power over the steel industry, which is more fragmented. There were some efforts at consolidation within the steel sector: after months of protracted and at times acrimonious negotiations, Mittal Steel finally won an agreement to acquire Arcelor, one of Europe’s largest steel producers.

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10 largest equity holdings
	Percent of net assets as of 6/30/06	Percent of gain for the 12 months ended 6/30/06* (in U.S. dollars)

Samsung Electronics	4.9%	33.7%
Telekomunikasi Indonesia	2.7	55.1
Hon Hai Precision	2.6	43.3
América Móvil	2.4	68.7
Kookmin Bank	2.3	82.1
Sasol	2.0	43.3
Taiwan Semiconductor	1.7	8.2
Cía. de Bebidas das Américas - AmBev	1.6	35.0
Wal-Mart de México	1.4	36.3
Unified Energy System of Russia	1.4	80.1
Total	23.0%

*The percent change reflects the increase in the market price per share of respective equity securities held in the portfolio for the entire period. The actual gain or loss on the total position in the fund may differ from the percentage shown.
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The three-year-old boom in commodities and energy prices fueled domestic growth in resource-rich economies like Russia and South Africa, as well as Brazil, Argentina and several other Latin American countries. Less than two years after the effective nationalization of the main oil-producing unit of YUKOS Oil, the energy boom also facilitated the rehabilitation of Russia’s oil companies among investors. Russia’s stock market had the best results among emerging markets, rising 105%.

In Latin America, strong agricultural and commodities exports continued to fuel domestic economic expansion. Central banks in Brazil and Mexico lowered interest rates.

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Where the fund’s assets are invested

	Percent of net assets				MSCI EM Index[1]	Market value of holdings 6/30/06
	6/30/04	6/30/05	12/31/05	6/30/06	6/30/06	(in thousands)
Asia-Pacific
China	3.4%	3.6%	4.1%	7.3%	9.4%	$809,834
Hong Kong	1.1	1.1	1.5	1.6	—	171,925
India	10.6	10.3	7.9	5.5	6.1	610,351
Indonesia	3.0	2.5	3.0	4.0	1.5	448,474
Malaysia	5.4	5.0	3.2	3.2	2.7	355,638
Philippines	.4	.5	.3	.3	.4	35,671
Singapore	.1	.1	.1	—	—	4,573
South Korea	18.0	18.0	20.1	16.5	17.9	1,829,958
Taiwan	10.0	12.5	11.3	11.1	13.7	1,235,100
Thailand	.7	1.1	1.7	2.5	1.6	275,857
Vietnam	.1	.1	.1	.2	—	27,087
	52.8	54.8	53.3	52.2	53.3	5,804,468
Latin America
Argentina	.6	1.4	.9	.4	.8	46,072
Brazil	9.8	12.3	10.4	9.3	11.0	1,026,301
Chile	1.4	.8	.5	.3	1.6	36,288
Colombia	.3	.6	.8	.4	.3	47,792
Costa Rica	—	—	—	—	—	395
Mexico	9.8	6.8	7.0	6.6	5.7	726,908
Peru	.3	.2	.1	.1	.5	7,551
Venezuela	.4	.2	.2	—	—	3,626
	22.6	22.3	19.9	17.1	19.9	1,894,933
Eastern Europe
Croatia	.3	.1	.1	.1	—	6,761
Czech Republic	.7	.3	—	—	.8	—
Hungary	1.6	.5	.2	.1	1.0	7,321
Kazakhstan	—	—	.1	.1	—	11,135
Poland	.7	.4	.1	—	1.7	—
Russia	6.4	1.7	3.4	5.6	8.8	617,528
	9.7	3.0	3.9	5.9	12.3	642,745
Other markets
Canada[2]	.6	.8	.4	.5	—	55,165
Dominican Republic	—	—	—	—	—	1,404
Egypt	.4	1.2	1.6	1.9	.7	206,924
Israel	.8	2.8	4.1	2.9	2.7	324,399
Luxembourg[2]	—	—	—	.2	—	26,442
Morocco	—	.1	.1	.1	.3	12,323
Netherlands[2]	—	—	.1	.1	—	11,223
Oman	—	—	.1	.1	—	8,803
South Africa	8.0	7.2	8.5	9.5	8.9	1,048,598
Sri Lanka	—	—	—	—	—	2,107
Sweden[2]	—	.1	.1	.1	—	12,292
Turkey	1.7	2.4	3.1	2.6	1.5	291,238
United Arab Emirates	—	—	—	.1	—	15,848
United Kingdom[2]	.4	.2	.7	.7	—	75,770
United States of America[2]	.1	.1	.4	.4	—	43,234
	12.0	14.9	19.2	19.2	14.1	2,135,770
Multinational	.5	.4	.5	.4		44,906
Other[3]	.7	.7	1.4	1.2		133,977
Cash & equivalents
less liabilities	1.7	3.9	1.8	4.0		443,419
Total net assets	100.0%	100.0%	100.0%	100.0%		$11,100,218

1 MSCI Emerging Markets Index also includes Jordan (0.2% at 6/30/06) and Pakistan (0.2% at 6/30/06). A dash indicates that the market is not included in the index. Source: MSCI Red Book.
2 Includes investments in companies incorporated in the region that have significant operations in emerging markets.
3 Includes stocks in initial period of acquisition.
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Several Latin American countries used the extended period of low rates and easy liquidity to improve their finances, reducing outstanding debt and replacing foreign currency bonds with local currency bonds. The macroeconomic environment provided the foundation for sustained corporate earnings growth. Against this backdrop, investors appeared to overlook the political uncertainty in a year of elections in many countries, including Brazil, Mexico, Colombia and Peru. Despite early fears, election results in the region were largely positive for investors. Colombia re-elected market-friendly Álvaro Uribe as president. In Peru, once-exiled former president Alan García defeated nationalist rival Olanta Humala to make an improbable comeback. However, Bolivia began nationalizing its natural gas industry, making good on a campaign pledge of newly elected President Evo Morales.

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Percent change in key markets*

	12 months ended 6/30/06		6 months ended 6/30/06
	Expressed	Expressed	Expressed	Expressed
	in U.S.	in local	in U.S.	in local
	dollars	currency	dollars	currency

Asia-Pacific
China	40.8%	40.7%	23.7%	23.9%
India	38.4	46.5	9.9	12.5
Indonesia	28.4	21.9	22.9	15.7
Malaysia	11.6	7.9	7.2	4.2
Pakistan	28.2	29.5	2.2	2.9
Philippines	20.1	14.0	3.6	3.8
South Korea	43.4	31.6	1.9	- 4.3
Taiwan	7.7	10.3	3.4	1.9
Thailand	14.8	6.0	2.3	- 4.8

Latin America
Argentina	74.1	85.7	34.2	36.7
Brazil	64.9	51.1	18.4	9.7
Chile	10.4	2.9	0.3	5.8
Colombia	45.4	61.4	-19.4	- 9.0
Mexico	39.5	46.1	3.0	9.3
Peru	65.2	66.0	28.2	25.3
Venezuela	34.1	31.1	51.3	50.7

Eastern Europe
Czech Republic	41.9	27.5	8.4	- 1.7
Hungary	3.0	11.8	- 1.2	2.2
Poland	37.9	31.5	8.5	6.2
Russia	104.7	103.0	32.2	31.0

Other markets
Egypt	1.5	0.8	-20.4	-20.2
Israel	9.5	6.5	-14.7	-17.4
Jordan	-16.0	-16.0	-23.5	-23.5
Morocco	71.7	64.4	43.9	34.7
South Africa	39.1	48.6	0.4	12.8
Turkey	8.8	29.4	-24.9	-11.7

Emerging Markets
Growth Fund	37.9		7.7

*Including reinvestment of net dividends. All indexes are compiled by MSCI and are unmanaged.
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In Asia, markets in South Korea, China and India had good results, whereas Taiwan, Indonesia and Thailand trailed the MSCI EM Index. The stronger South Korean won lowered profits for exporters, but many domestically oriented companies had good results. Indian stocks sold off toward the end of the reporting period, but still managed to rise 38% over the full 12 months. Domestically oriented Indian companies enjoyed the best gains on the back of India’s robust 8.4% GDP growth for the fiscal year ended March 31, 2006. However, the lack of substantial progress on economic reforms, the increasingly fractious tone of coalition politics and rising interest rates appeared to curtail investor enthusiasm toward the end of the period.

Taiwan’s banks and consumer lending companies kept their focus on reducing the amount of nonperforming loans, limiting gains of financial stocks. The growing unpopularity of President Chen Shui-bian also weighed on the market.

The high proportion of technology stocks in the Asian markets also constrained market returns. Within the technology sector, semiconductor-related stocks were dogged by inventory concerns. The softening of NAND flash memory prices was another negative factor. Investors further worried that growth in certain new areas of consumer electronics may not materialize as quickly as had been anticipated.

In the health care sector, shares of major generic-drug manufacturers, including Israel’s Teva Pharmaceutical and India’s Ranbaxy Laboratories, were lackluster as the branded pharmaceutical companies stepped up their challenges to the generic-drug makers on pricing as well as patents.

Most emerging currencies gained against the U.S. dollar during the year, with the Brazilian real rising 8% and the South Korean won appreciating 9%. The Turkish lira had the biggest loss, 16%, selling off along with Turkish equities and debt amid increased investor nervousness over the country’s fiscal and current account deficit. Turkish equity gains were capped at 9%.

Portfolio review

Fund results were very strong for the 12-month period ended June 30, 2006, notching their third consecutive year of double-digit gains. Fund results in the fiscal year were also better than the MSCI EM Index. Stock selection played a key role in fund results. The fund’s investments were strong in telecommunication services, materials, consumer discretionary, information technology and financials. Good stock selection in several markets, ranging from Taiwan, South Korea and Indonesia to Brazil, Mexico and South Africa, also contributed to returns. On the negative side, the fund’s low exposure to energy, particularly to Russian and Brazilian oil companies, took away from results relative to the index.

In telecommunication services, the fund’s holdings were in the rapidly growing markets of Brazil, Mexico, Indonesia and India. Wireless market penetration is still low in these markets and cellular providers continue to enjoy substantial revenue and earnings growth. Telekomunikasi Indonesia and América Móvil contributed substantially to fund results. Meanwhile, the fund had few investments in wireless service providers in South Africa and Russia, which fared poorly.

The fund’s investments in the materials sector include precious metals mining companies in South Africa, primarily gold and platinum producers. Demand for gold has been strong among consumers as well as financial investors. Meanwhile, gold mining companies have made substantial progress in bringing down costs over the past several years. Those efforts, combined with higher prices, will likely generate steadily rising profits for many gold mining companies. Platinum is also in demand for its use in industrial applications and auto machinery, as well as in jewelry.

To gain exposure to the infrastructure boom in many parts of Asia, the fund also has investments in several cement companies whose shares advanced. Late in the year, the fund started adding to investments in steel companies. The steel industry is in the early stages of consolidation; the emergence of a few large players will likely bring greater cost control and better pricing power to the industry.

Automobiles was another area where the fund’s investments had good returns across several markets. Portfolio holdings included Dongfeng Motor in China, Hyundai Motor and Kia Motor in South Korea and Maruti Udyog in India.

Auto companies benefited from robust sales in domestic markets and, in the case of Korean auto companies, an increase in exports to large foreign markets like the U.S. Meanwhile, technology stocks lagged the composite index, but many of the fund’s investments in the area made sharp advances. Among them was Taiwan’s Hon Hai Precision, the world’s largest contract manufacturer of electronic components and notebook PCs.

Several of the fund’s holdings in the financial sector also had strong returns, including banks in South Korea, Brazil and Russia. South Korea’s Kookmin Bank and Shinhan Financial and Brazil’s Itaúsa were among the top contributors to fund returns. However, investments in financial stocks in Malaysia and Turkey and the lack of sufficient exposure to Chinese banks detracted from results.

Shares of oil producers rose substantially thanks to high energy prices. The single largest detractor to fund returns as compared against the MSCI EM Index was the relatively low number of investments in the energy area. The fund’s lack of exposure to Russia also hurt comparative results. In addition, the fund’s investments in India did not do as well as the broader Indian market. Ranbaxy Laboratories and Jet Airways were among the Indian stocks that had large losses.

Over the 12-month period, the fund increased its investments in China, where corporate earnings are rising from a relatively low base. We also raised our exposure in South Africa via investments in mining and infrastructure-related companies, and in Russia, where fund holdings included mining, utilities, consumer-related and select energy stocks. Meanwhile, investments in India were reduced, as we believed valuations were high on both trailing and forecasted earnings. We also took profits in some of our South Korean holdings.

On a sector basis, there has been a notable shift in the portfolio with increased focus on consumer goods and services. We have also added to our holdings in industrial companies that are benefiting from the gradual but steady modernization of developing economies in Asia and elsewhere. On the other hand, the fund reduced holdings in the areas of technology, telecommunication services and financials. Many stocks in these sectors rose substantially, prompting some profit-taking.

Outlook

We remain positive on emerging markets over the medium term, although we may continue to see some market volatility over the next several months. U.S. monetary policy continues to exert substantial influence over investor enthusiasm for emerging markets. With the federal funds target above 5% and many central banks around the world raising interest rates, we could see further outflow of funds from emerging markets, particularly those investments made with borrowed money. Moreover, the larger representation of commodities and energy shares in the MSCI EM Index bring a higher degree of cyclicality into emerging markets compared to developed stock markets.

Although improving macroeconomic fundamentals in most markets have reduced political risk, uncertainty related to politics has also risen. In India, coalition politics have brought economic reforms to a virtual halt. Investigations into allegedly improper financial dealings have weakened governments in Taiwan, Thailand and Brazil.

All that said, we believe the positive aspects of investing in emerging markets far outweigh the risks. Many governments and corporations in developing economies have used the recent period of easy liquidity to improve balance sheets by paying down debt. Governments have reduced public debt, reined in fiscal spending, kept inflation under control and built up large foreign exchange reserves. In this improved environment, long-term interest rates declined: the difference between yields on emerging markets debt and comparable U.S. Treasuries narrowed to just above two percentage points. This has allowed corporations to raise both debt and equity at attractive rates.

With leverage in emerging markets relatively low both at the economic and corporate level, the brief market sell-off in May and June came primarily from an unwinding of financial leverage. Hence, the spillover from financial markets into the real economies is likely to be limited.

In our opinion, it is indicative of the substantial maturing of emerging markets that two of the largest issuers of dollar-denominated debt — Brazil and Mexico — have continued to lower interest rates in the midst of a monetary tightening cycle in the U.S. and other major economies.

Both markets have also held their ground despite political uncertainty in an election year, supported by much improved public finances.

At the micro level, investor confidence has been boosted by steady growth in corporate profitability, rising return on equity and better corporate governance across emerging markets. Increasingly, investors want to own this asset class for the higher growth rates of developing economies, and in turn rising corporate profits. Earnings growth has kept pace with stock market gains over the past few years. As a result, valuations of emerging markets are still at a discount to developed markets.

In May 2006, the Emerging Markets Growth Fund celebrated its 20th anniversary. When the fund first began investing in emerging markets in 1986 with sponsorship from the International Finance Corporation, it was the first fund of its kind. There was no benchmark as a reference and we were largely in frontier investment territory. It is a measure of the immense progress of emerging markets, particularly over the last decade, that emerging markets now include some of the world’s most profitable technology companies, among the largest energy and mining corporations, and most importantly, some of the most talented corporate management in the world.

The 207% rise of the MSCI Emerging Markets Index in the three years ended April 30, 2006, reflects a revaluation of the asset class as a wider group of investors recognize the enduring value of investing in emerging markets. After the recent three-year run that took emerging markets to an all-time high, the May-June market correction was not a surprise. We think emerging markets will consolidate at a level below the recent peak and provide a stronger base for future gains.

We look forward to reporting to you in another six months.

Sincerely,

/s/ Shaw B. Wagener
Shaw B. Wagener
President

June 30, 2006

The value of a long-term perspective

How a $100,000 investment has grown

While notable for their volatility in recent years, financial markets have tended to reward investors over the long term. Active management — bolstered by experience and careful research — can add even more value. This chart shows how a $100,0001 investment in Emerging Markets Growth Fund grew from December 31, 1987 — the inception of the MSCI Emerging Markets Index — through June 30, 2006, the end of the fund’s latest fiscal year.

As you can see, the $100,000 would have grown to $2,028,701. This is significantly more than the $1,176,259 generated by the unmanaged MSCI EM Index.

Years	Emerging Markets Growth Fund[2]	MSCI Emerging Markets Index[3]
12/31/1987	100,000	100,000
6/30/1988	138,053	136,912
12/31/1988	141,980	140,427
6/30/1989	203,614	173,906
12/31/1989	275,812	231,650
6/30/1990	296,302	258,080
12/31/1990	250,848	207,209
6/30/1991	349,859	281,281
12/31/1991	409,863	331,349
6/30/1992	453,884	355,819
12/31/1992	460,360	369,135
6/30/1993	551,713	421,825
12/31/1993	794,977	645,384
6/30/1994	741,137	578,578
12/31/1994	782,904	598,165
6/30/1995	732,096	578,478
12/31/1995	726,601	567,009
6/30/1996	845,474	627,491
12/31/1996	845,574	601,205
6/30/1997	1,092,098	707,935
12/31/1997	927,272	531,555
6/30/1998	791,087	431,270
12/31/1998	696,603	396,860
6/30/1999	953,943	555,079
12/31/1999	1,239,461	660,407
6/30/2000	1,198,460	607,647
12/31/2000	855,467	458,257
6/30/2001	847,207	450,050
12/31/2001	826,143	446,274
6/30/2002	799,378	454,921
12/31/2002	744,120	418,732
6/30/2003	856,488	485,280
12/31/2003	1,127,420	652,453
6/30/2004	1,095,308	646,124
12/31/2004	1,361,210	819,176
6/30/2005	1,471,426	868,292
12/31/2005	1,883,298	1,097,686
6/30/2006	2,028,701	1,176,259

1 The minimum initial investment for EMGF is $100,000.
2 Values are based on a $100,000 investment with distributions reinvested.
3 Values shown for the MSCI EM Index reflect gross dividends through December 31, 2000, and net dividends thereafter. The index is unmanaged and includes reinvested distributions, but does not reflect sales charges, commissions or expenses.
4 For the period December 31, 1987 (inception of the MSCI EM Index) through June 30, 1988. EMGF began operations on May 30, 1986.

Total returns (with all distributions reinvested for periods ended June 30, 2006)
	Cumulative	Average annual
	total returns	total returns

1 year	+ 37.88%	—%
5 years	+139.46	+19.08
10 years	+139.96	+ 9.15

Figures shown are past results and are not predictive of results in future periods. The results shown are before taxes on fund distributions and sale of fund shares. Current and future results may be lower or higher than those shown. Share prices and returns will vary, so investors may lose money. Investing for short periods makes losses more likely. For current information and month-end results, please call 800/421-0180, ext. 96245.

The investment landscape

The geographic concentrations of assets found in Emerging Markets Growth Fund’s portfolio rarely reflect a predetermined decision to concentrate our investment in a particular country or region. More often, these concentrations result from buy-and-sell decisions made stock by stock, based on intensive, proprietary research. While the emphasis of that research is on companies, the fund’s portfolio managers and analysts also keep a close eye on political and macroeconomic considerations that can affect the fund’s holdings. Here is our view of the investment landscape in the fund’s five largest areas of concentration for the year ended June 30, 2006. The five markets account for 54% of net assets.

South Korea (16.5% of net assets)

South Korea led the major Asian emerging markets with a 43% return. The domestic economy, which had been anemic until early 2005, picked up momentum. GDP expanded at a 6.1% annualized rate in the first three months of 2006 over the same period in the prior year. Most segments of the economy made positive contributions. Private consumption and capital spending both grew substantially. Exports also rose but were slightly hurt by the appreciation of the Korean won against the U.S. dollar. The central bank raised interest rates in an effort to stem inflationary pressures.

Supported by strong economic growth, the financial and industrial sectors made the sharpest gains, rising 79% and 78% respectively. Shares of banks rose substantially, consolidating a recovery that had been underway for almost three years after regulators clamped down on excessive consumer credit lending. Consolidation in the financial industry and improving balance sheets have restored investor confidence. In the most recent corporate activity in the financial sector, Kookmin Bank announced plans to acquire a large stake in Korea Exchange Bank.

Industrial companies, especially those related to construction and infrastructure building, rose approximately 80%. These included Daewoo Engineering and Construction and Doosan Infracore. However, utilities and telecommunication services stocks posted returns lower than the MSCI Korea Index. Information technology stocks climbed 33%. The gains, while impressive, were nevertheless lower than the broader Korean market.

Samsung Electronics shares also rose 34%. Although earnings growth was resilient for the technology giant, investors worried about weakness in the traditional DRAM memory segment due to slower-than-expected demand for personal computers.

The arrest of Hyundai Motor Chairman Chung Mong-koo on charges of embezzlement grabbed headlines. For foreign investors, it also reinforced the impression of a steadily improving regulatory environment in South Korea that is pushing businesses toward greater transparency and accountability to shareholders. Meanwhile, a group of investors led by New York-based hedge fund manager Carl Icahn made a hostile bid for KT&G, South Korea’s largest tobacco maker, advocating the spin-off of the less profitable nontobacco businesses.

Taiwan (11.1% of net assets)

Taiwanese stocks advanced 8% in the fiscal period, underperforming the broader emerging markets by a wide margin. Returns varied substantially by sector and by stock. Financials and materials trailed the MSCI Taiwan Index. Technology stocks rose 10%.

Several technology companies had stellar returns. High Tech Computer, a manufacturer of handheld devices, rose 291%. Shares of Hon Hai Precision rose substantially as the company and its subsidiaries continued to gain market share in contract electronics manufacturing, an area they already dominate. However, Taiwan Semiconductor Manufacturing (TSMC) shares advanced only 8% amid investor concerns that the broader technology cycle may not gain momentum until 2007. A modest buildup of inventories in some areas of the semiconductor market also weighed on the stock. TSMC supplies chips to a broad array of manufacturers. While demand for mobile telephone handsets was solid and was projected to remain strong, demand for PCs was weak and sales of consumer electronics such as TVs, game consoles and portable products were robust but not stellar. Given TSMC’s 14% weighting in the MSCI Taiwan Index, it was a factor in Taiwan’s less-than-stellar results.

The financials sector also had a mediocre 4% return. Companies struggled to limit the impact of a consumer lending binge of prior years. The total nonperforming loan ratio for credit card lending was never higher than 5% of such outstanding debt, although this was in part possible because of higher charge-offs. Banks and consumer lending companies were reluctant to expand or reopen credit lines, which in turn compressed profit margins and revenues and dampened growth in the domestic economy. On the positive side, the recovery rate of nonperforming loans appeared to be improving as regulators gained the upper hand over populist legislators looking to ease personal bankruptcy laws.

The economy grew modestly at an estimated 4.1% rate in 2005, although GDP growth appeared to accelerate in 2006. The central bank raised interest rates, citing the inflationary impact of high oil prices. Interest rates continued to be quite low on an absolute basis; the discount rate stood at 2.5% following the central bank’s June 29 rate hike.

Political uncertainty also curtailed investor enthusiasm. President Chen Shui-bian’s unpopularity grew — initially due to his strident approach in relations with mainland China and later because of allegations of insider trading by his son-in-law. In May, President Chen agreed to relinquish some of his administrative powers to Premier Su Tseng-chang, but he retained presidential powers regarding policy-making.

South Africa (9.5% of net assets)

Buoyed by strong domestic economic growth, South African stocks rose 39% during the 12-month reporting period. The outlook for the economy and the stock market suffered setbacks in the last quarter of the period due to a slide in the rand and wider current account deficits, which expanded to 6.4% of GDP in the first quarter of 2006 from 4.5% at the end of 2005. The trade deficit also reached a high of 2.4% of GDP in the first quarter of 2006 from 0.8% for all of 2005. The rand depreciated 7% against the U.S. dollar in the fiscal year and 14% in the last quarter of the period. The Reserve Bank responded by raising the key interest rate in June by 50 basis points to 7.5%.

South African mining exports have struggled to keep pace with rising commodity prices. A combination of factors has held back exports: a strong rand made South African materials less competitive, a lack of investment in mines over the past decade constrained supply and inadequate railway and port infrastructure were bottlenecks. On the other hand, imports have been boosted by high oil prices and strong domestic demand. The result is the rising trade deficit.

Nevertheless, investment in the manufacturing area has risen over the past three years as South African companies took advantage of a strong rand to build capacity by importing new machinery and equipment. A weaker rand should be beneficial to exporters of both commodities and manufactured goods. This appeared to be reflected in the share prices of materials companies, which rose a whopping 83%. Precious metals stocks had the best returns, led by the platinum companies. Platinum producers appear best placed to lead the drive toward higher investment and production, given robust demand and the high price of the metal on global markets as well as the vast platinum resources still untapped in South Africa. Shares of energy company Sasol rose 43%. Sasol’s expertise is in converting natural gas and coal into liquid petroleum and it is benefiting from the increased focus on alternative fuel technologies.

The domestic economy was strong, expanding 4.9% in 2005. Growth was powered both by exports and domestic consumption of a variety of goods, including clothing, automobiles and housing. Shares of several consumer-oriented companies weakened in the last quarter of the period. On the other hand, companies leveraged to infrastructure had solid returns. In the financials sector, Barclays of the U.K. completed the acquisition of a majority stake in South Africa’s Absa Group.

Brazil (9.3% of net assets)

Brazilian stocks rose 65% in a broad ascent that included sharp gains by energy, materials and financials. Most sectors of the market made substantial gains. The exception was telecommunication services, which trailed the other sectors by a wide margin. Energy and materials were the best-performing sectors.

The economy grew with the support of strong exports, gaining momentum in the second half of the period. GDP expanded 3.4% in the first six months of 2006, compared to 2.3% for all of 2005. Exports were powered by agricultural products such as soybeans and raw materials such as iron ore.

President Luiz Inácio Lula da Silva showed political acumen by combining orthodox economic policies with populist rhetoric in his public addresses. The central bank kept interest rates very high for an extended period, attracting foreign capital and slowing domestic growth to pay debts and control inflation. The policies began to pay off, distancing the economy from the boom-and-bust cycles of the past.

As inflation declined to 4% — well below the central bank’s inflation target of 4.5%, and the lowest level since it embraced inflation targeting in 1999 — the central bank began easing interest rates, steadily lowering the benchmark Selic rate from 19.75% in September 2005 to 15.25% in June 2006. Nevertheless, real rates remained above 10% and were among the highest in the world. This provided the central bank with enough room to stay the course of monetary easing for an extended period.

The government proactively addressed financial imbalances that had handicapped the economy for many years. It aggressively issued inflation-linked and fixed-rate local currency debt to retire U.S. dollar-linked and floating rate debt. In 2006, the government reduced the country’s outstanding external debt by $15 billion. In December, it paid off in full the $15.5 billion debt owed to the International Monetary Fund.

The popularity of the ruling Workers’ Party took a beating as a voting scandal led to the departure of powerful Chief of Staff José Dirceu and the resignation of Finance Minister Antonio Palocci. Nevertheless, a strong economy and the personal charisma of President da Silva kept him within striking distance of winning the first round of presidential elections on October 1, ahead of his chief rival, former São Paulo state Governor Geraldo Alckmin of the centrist Social Democratic Party.

Declining interest rates, low inflation and a fiscal surplus provided a supportive environment for corporations to grow both revenues and earnings. Expanding consumer credit and rising employment fueled a consumer spending boom, in turn lifting revenues and earnings of many consumer companies. Stocks in the consumer discretionary area, like Lojas Americanas, a large discount retailer, and Natura Cosméticos, a direct retailer of cosmetics, rose substantially. Financial stocks also rose, climbing 73% in aggregate. The telecommunication services sector was weak, partly due to declining revenues and margins in the fixed-line businesses, and partly due to poor business decisions by some wireless service providers.

China (7.3% of net assets)

Chinese stocks rose 41%, thanks to rising corporate profitability in one of the world’s fastest-growing economies. Materials and financials led the markets higher; the energy and telecommunication services sectors were also strong. Consumer discretionary, utilities and technology trailed the MSCI China Index.

China’s economy grew at a 9.9% annualized rate in 2005. During the reporting period authorities revised upward GDP growth for prior years, bringing average annual economic growth to 8.9% for 2001 to 2005. In July, China made a symbolically significant change to its managed currency regime, partially in an effort to stem criticism of China’s foreign exchange and trade policy from U.S. politicians. China abandoned its long-standing peg to the U.S. dollar and linked the renminbi to a basket of currencies of China’s major trading partners. The renminbi was also revalued 2% higher versus the dollar.

The government took substantial steps toward improving the banking system. China Construction Bank’s $8 billion offering and the Bank of China’s $9.7 billion offering were the two largest global IPOs of the past five years. In addition, several consortiums of foreign investors bought stakes in state-owned banks.

The central bank raised interest rates in April. It also tightened lending standards to prevent the economy from overheating. In May, authorities announced aggressive measures to cool the housing market, including levying profit taxes on real estate.

Despite efforts to temper the hectic pace of economic expansion, industrial output was strong and profits at industrial companies grew substantially. In the first five months of 2006, aggregate profits for China’s major industrial enterprises rose 25.5% over the same period a year ago, according to figures compiled by JPMorgan.

Chinese steel companies followed Japanese and European steel manufacturers in accepting a 21% price increase for iron ore, underscoring the country’s need for raw materials to feed its vast and expanding industrial complex. China National Offshore Oil failed to acquire U.S.-based Unocal, but China National Petroleum outbid an Indian rival to acquire PetroKazhakstan.

About the fund and its adviser

Emerging Markets Growth Fund was organized in 1986 by the International Finance Corporation (IFC), an affiliate of the World Bank, as a vehicle for investing in the securities of companies based in developing countries. The premise behind the formation of the fund was that rapid growth in these countries could create very attractive investment opportunities. It also was felt that the availability of equity capital would stimulate the development of capital markets and encourage countries to liberalize their investment regulations.

An affiliate of Capital International, Inc., the fund’s current investment adviser was selected by the IFC from a number of global investment firms. Capital International is one of The Capital Group Companies.SM These companies form one of the world’s most experienced investment advisory organizations, with roots dating back to 1931. These companies have been involved in international investing since the 1950s. Capital International employs a research-driven approach. Capital International and its institutional management affiliates maintain a global investment intelligence network that continues to grow and currently employs more than 125 investment professionals based on three continents. They include analysts and portfolio managers, born in over 27 countries, who speak a variety of languages. These professionals travel millions of miles each year, keeping a close watch on industry trends and government actions and scrutinizing thousands of companies.

As the fund has grown, its adviser has devoted increased resources to the task of evaluating and managing investments in developing countries. Currently, there are 21 analysts covering these countries, compared with four in 1986; 18 of these analysts also manage a portion of the fund. Most of its assets are managed by seven portfolio managers, compared with two in 1986.

Capital International’s research effort focuses heavily on sectors as well as on individual countries. It is an intensive effort that combines company and industry analysis with a political and macroeconomic overview, and we believe it has given the fund a competitive edge.

Investment portfolio
June 30, 2006

	Equity securities
Sector diversification	Commonstocks	Preferred stocks	Convertiblestocks	Bonds	Percentof netassets
Financials	16.95%	.68%	-%	.27%	17.90%
Information technology	15.58	-	-	-	15.58
Materials	11.75	1.00	.04	-	12.79
Industrials	9.61	.41	-	-	10.02
Consumer staples	8.05	1.50	-	-	9.55
Telecommunication services	7.75	1.26	-	-	9.01
Consumer discretionary	8.64	.06	-	-	8.70
Energy	5.80	.51	-	-	6.31
Utilities	2.43	.12	-	.06	2.61
Health care	1.74	-	.03	-	1.77
Other	1.40	-	-	.37	1.77
	89.70%	5.54%	.07%	.70%	96.01%

Short-term securities					2.10
Excess of cash and receivables over payables (including foreign currency contracts)					1.89

Net assets					100.00%

Equity securities		Value
(common and preferred stocks)	Shares	(000)

Argentina - 0.18%
BI Argentina SA (acquired 10/21/93, cost: $2,388,000) (1) (2) (3)	5,335,895	$966
Grupo Financiero Galicia SA, Class B (2)	5	-
Hidroneuquen SA (acquired 11/11/93, cost: $29,439,000) (1) (2) (4)	28,022,311	843
Nortel Inversora SA, Class B, preferred (ADR) (2) (4)	2,285,800	17,646
		19,455

Brazil - 8.92%
ALL - América Latina Logística, units	253,120	17,199
Banco Nossa Caixa SA, ordinary nominative	1,486,700	31,632
Bradespar SA, preferred nominative	466,696	15,974
Cía. de Bebidas das Américas - AmBev, ordinary nominative (ADR)	1,283,002	46,958
Cía. de Bebidas das Américas - AmBev, preferred nominative (ADR)	3,230,110	133,242
Cía. de Concessões Rodoviárias, ordinary nominative	3,056,000	25,019
Cía. de Saneamento de Minas Gerais, ordinary nominative	3,768,000	31,371
Cía. Energética de Minas Gerais - CEMIG, preferred nominative	323,343,000	13,732
Cía. Siderúrgica Nacional SA, ordinary nominative (ADR)	398,800	12,841
Cía. Vale do Rio Doce, Class A, preferred nominative	1,027,000	20,939
Cía. Vale do Rio Doce, Class A, preferred nominative (ADR)	2,399,112	49,374
Duratex SA, preferred nominative	1,426,000	12,855
Gerdau SA (ADR)	699,000	10,422
Itaúsa - Investimentos Itaú SA, preferred nominative	16,720,971	67,441
LIGHT-Serviços de Electricidade SA, ordinary nominative (2)	560,613,850	3,760
Lojas Americanas SA, preferred nominative	88,570,000	3,195
Lojas Renner SA, ordinary nominative	1,004,300	54,094
Natura Cosméticos SA, ordinary nominative	2,500,000	26,249
New GP Capital Partners, LP, Class B (acquired 1/28/94, cost: $12,145,000) (1) (3) (4)	27,000	6,308
Perdigão SA, ordinary nominative	131,929	1,312
Petróleo Brasileiro SA - Petrobras, ordinary nominative (ADR)	311,400	27,811
Petróleo Brasileiro SA - Petrobras, preferred nominative (ADR)	703,000	56,128
Porto Seguro SA, ordinary nominative	641,800	10,984
Submarino SA, ordinary nominative	263,000	5,290
Submarino SA, ordinary nominative (GDR) (acquired 10/11/05, cost: $6,746,000) (1)	228,978	9,177
Suzano Petroquímica SA, preferred nominative	3,564,800	5,557
Telemig Celular Participações SA, ordinary nominative	3,723,615,330	15,501
Telemig Celular Participações SA, preferred nominative (ADR)	745,158	26,379
Telemig Celular SA, Class G, preferred nominative	38,529	12,385
Tele Norte Celular Participações SA, ordinary nominative (2) (4)	9,214,930,561	3,708
Tele Norte Celular Participações SA, preferred nominative (ADR) (4)	453,978	4,267
TIM Participações SA, ordinary nominative	11,979,035,666	44,880
TIM Participações SA, preferred nominative (ADR)	2,874,653	79,197
Unibanco-União de Bancos Brasileiros SA, units	1,069,700	14,106
Unibanco-União de Bancos Brasileiros SA, units (GDR)	608,381	40,390
Usinas Siderúrgicas de Minas Gerais SA, ordinary nominative	402,000	15,805
Usinas Siderúrgicas de Minas Gerais SA, Class A, preferred nominative	973,298	34,957
Vivo Participações SA, ordinary nominative (2)	40,067	178
Vivo Participações SA, preferred nominative (2)	2	-
		990,617

Canada - 0.50%
Banro Corp. (2)	1,209,100	11,690
CIC Energy Corp. (2) (4)	2,263,000	15,208
Ivanhoe Mines Ltd. (2)	4,172,800	28,267
		55,165

Chile - 0.33%
Embotelladora Andina SA, Class A, preferred nominative (ADR)	1,920,200	25,788
Embotelladora Andina SA, Class B, preferred nominative (ADR)	503,673	7,414
Enersis SA	7,486,200	1,688
Enersis SA (ADR)	124,300	1,398
		36,288

China - 7.30%
Advanced Semiconductor Manufacturing Corp. (Hong Kong) (2)	8,030,000	1,406
Agile Property Holdings Ltd. (Hong Kong)	12,419,100	7,436
Air China Ltd. (Hong Kong)	2,332,000	976
Angang New Steel Co. Ltd. (Hong Kong)	12,883,300	12,193
Anhui Conch Cement Co. Ltd. (Hong Kong)	40,523,000	66,004
Baidu.com, Inc., Class A (ADR) (2)	11,200	924
Beijing Capital International Airport Co. Ltd. (Hong Kong)	35,616,000	22,700
Beijing Enterprises Holdings Ltd. (Hong Kong)	4,631,000	8,020
Bio-Treat Technology Ltd. (Singapore)	35,579,911	24,054
BOE Technology Group Co. Ltd., Class B	33,554,952	5,962
BYD Co. Ltd. (Hong Kong) (2)	4,505,500	9,195
China Construction Bank Corp. (Hong Kong)	57,103,600	26,102
China Life Insurance Co. Ltd. (Hong Kong)	14,203,500	22,403
China Life Insurance Co. Ltd. (ADR)	776,500	49,152
China Mengniu Dairy Co. (Hong Kong)	39,129,000	46,352
China Merchants Holdings (International) Co. Ltd. (Hong Kong)	3,236,014	9,854
China National Building Material Co. Ltd. (Hong Kong)	4,176,000	1,385
China Netcom Group Corp. (Hong Kong) Ltd.	2,555,500	4,475
China Oilfield Services Ltd. (Hong Kong)	10,321,000	5,249
China Overseas Land & Investment Ltd. (Hong Kong)	7,107,000	4,324
China Overseas Land & Investment Ltd., 4.50% warrants expire July 18, 2007 (Hong Kong) (2)	888,375	153
China Paradise Electronics Retail Ltd. (Hong Kong)	11,000,400	2,868
China Resources Enterprise Ltd. (Hong Kong)	8,566,000	17,482
China Shenhua Energy Co. Ltd. (Hong Kong)	976,500	1,804
Chongqing Changan Automobile Co. Ltd. (Hong Kong) (2)	16,448,057	8,450
Citigroup Call Warrants on Baoshan Iron & Steel Co. Ltd., Class A, expire January 21, 2010 (acquired 12/7/05, cost: $4,452,000) (1)	8,986,000	4,942
Ctrip.com International Ltd. (ADR)	325,600	16,622
Dongfeng Motor Group Co. Ltd. (Hong Kong) (2)	184,165,000	85,960
Fu Ji Food and Catering Services Holdings Ltd. (Hong Kong)	497,000	819
GOME Electrical Appliances Holding Ltd. (Hong Kong)	17,314,000	14,602
Guangdong Investment Ltd. (Hong Kong)	7,082,000	2,713
Lehman Call Warrants on Anhui Conch Cement Co. Ltd., Class A, expire June 2, 2008 (acquired 5/31/06, cost: $2,474,000) (1)	1,393,300	2,403
Lehman Call Warrants on Baoshan Iron & Steel Co. Ltd., Class A, expire June 2, 2008 (acquired 5/31/06, cost: $2,451,000) (1)	4,332,700	2,363
Lenovo Group Ltd. (Hong Kong)	54,380,700	18,030
Lianhua Supermarket Holdings Co. Ltd. (Hong Kong)	11,912,000	12,730
Li Ning Co. Ltd. (Hong Kong)	5,027,000	4,919
Nine Dragons Paper Industries Co. Ltd. (Hong Kong) (2)	47,501,400	38,533
PetroChina Co. Ltd. (Hong Kong)	66,502,100	71,071
Shanghai Forte Land Co. Ltd. (Hong Kong)	33,108,000	13,428
Shanghai Prime Machinery Co. Ltd. (Hong Kong) (2)	48,188,000	17,218
Tianjin Port Development Holdings Ltd. (Hong Kong) (2)	7,860,000	2,302
Tong Ren Tang Technologies Co. Ltd. (Hong Kong)	1,305,900	2,674
TPV Technology Ltd. (Hong Kong)	12,624,000	11,947
Tsingtao Brewery Co. Ltd. (Hong Kong)	27,397,100	30,691
UBS AG Call Warrants on Beijing Yanjing Brewery Co. Ltd., Class A, expire June 7, 2007 (acquired 6/7/06, cost: $30,393,000) (1)	30,305,000	32,426
Weichai Power Co. Ltd. (Hong Kong)	6,635,400	13,755
Weiqiao Textile Co. Ltd. (Hong Kong)	3,990,000	5,112
Wumart Stores, Inc. (Hong Kong)	7,970,000	27,451
ZTE Corp. (Hong Kong)	5,746,000	18,200
		809,834

Colombia - 0.43%
Inversiones Argos, SA	7,834,983	26,867
Suramericana de Inversiones SA	4,485,150	20,925
		47,792

Costa Rica - 0.00%
Consorcio International Hospital, SA de CV, Series II, convertible preferred (acquired 9/25/97, cost: $442,000) (1) (2)	23,970	12
Consorcio International Hospital, SA de CV, Series IV, convertible preferred (acquired 8/15/05, cost: $383,000) (1) (2)	766,721	383
		395
Croatia - 0.06%
PLIVA DD (GDR) (2)	250,389	6,761
		6,761

Egypt - 1.86%
Commercial International Bank (Egypt) S.A.E.	2,717,428	27,949
Commercial International Bank (Egypt) S.A.E. (GDR)	268,240	2,656
Egyptian Company for Mobile Services S.A.E.	1,853,328	41,756
Misr International Bank S.A.E. (2)	372,771	1,444
Orascom Construction Industries Co.	2,922,418	89,240
Orascom Construction Industries Co. (GDR)	582,356	36,630
Vodafone Egypt Telecommunications S.A.E.	508,385	7,249
		206,924

Hong Kong - 1.55%
Clear Media Ltd. (2)	22,774,000	26,391
Foxconn International Holdings Ltd. (2)	29,101,000	62,201
Kingboard Chemical Holdings Ltd.	1,382,000	3,897
Kingway Brewery Holdings Ltd.	18,547,300	7,881
Melco International Development Ltd.	881,000	2,212
Shangri-La Asia Ltd.	36,023,246	69,343
		171,925

Hungary - 0.07%
MOL Magyar Olaj- és Gázipari Rt., Class A	71,100	7,321
		7,321

India - 5.50%
Apollo Hospitals Enterprise Ltd.	1,666,666	14,567
Apollo Hospitals Enterprise Ltd. (GDR)	233,800	2,022
Bharat Electronics Ltd.	380,971	8,895
Bharat Heavy Electricals Ltd.	558,106	23,719
Bharti Airtel Ltd. (2)	2,669,061	21,529
Cummins India Ltd.	3,205,274	13,315
Dr. Reddy's Laboratories Ltd.	222,333	6,146
Gujarat Ambuja Cements Ltd.	17,564,285	38,081
Hindustan Lever Ltd.	7,501,943	37,461
Hotel Leelaventure Ltd.	1,239,700	7,161
Housing Development Finance Corp. Ltd.	1,881,435	46,751
IL&FS Investsmart Ltd. (2)	3,087,500	8,686
Infosys Technologies Ltd.	2,168,181	145,536
Infrastructure Development Finance Co. Ltd. (2)	19,101,891	22,508
Jammu and Kashmir Bank Ltd. (2)	537,400	4,473
Jet Airways (India) Ltd.	573,991	7,380
Maruti Udyog Ltd.	1,690,700	29,365
McDowell & Co. Ltd.	2,043,020	18,894
NTPC Ltd.	1,004,217	2,428
Oil & Natural Gas Corp. Ltd.	1,506,823	36,399
Ranbaxy Laboratories Ltd.	1,584,459	12,309
Reliance Capital Ventures Ltd. (2)	34,451	18
Reliance Energy Ltd.	1,086,081	10,738
Reliance Energy Ventures Ltd. (2)	832,013	614
Reliance Industries Ltd.	1,370,015	31,655
Reliance Natural Resources Ltd. (2)	1,220,466	531
SET India Ltd. (acquired 5/15/00, cost: $107,294,000) (1) (2)	284,195	16,243
Shopper's Stop Ltd. (2)	1,005,300	10,850
Steel Authority of India Ltd.	1,831,434	3,244
Tata Power Co. Ltd.	555,416	5,842
Tata Steel Ltd.	647,200	7,530
Wipro Ltd.	1,381,536	15,461
		610,351

Indonesia - 4.04%
PT Bank Central Asia Tbk	31,153,000	13,790
PT Bank Mandiri (Persero) Tbk	324,840,500	60,325
PT Bank Rakyat Indonesia	89,938,500	39,813
PT Ciputra Surya Tbk	63,155,000	4,091
PT Jaya Real Property	5,157,000	2,004
PT Medco Energi Internasional Tbk	50,196,500	20,188
Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, Class B	377,478,902	299,554
PT Ramayana Lestari Sentosa Tbk	77,078,000	6,241
PT Surya Citra Media Tbk	38,098,000	2,468
		448,474

Israel - 2.92%
"Bezeq" The Israel Telecommunication Corp. Ltd.	41,352,700	48,348
Bank Hapoalim B.M.	12,663,611	54,508
Bank Leumi le-Israel B.M.	15,150,653	54,356
Ituran Group	141,700	1,985
Orbotech Ltd. (2)	315,673	7,238
Partner Communications Co. Ltd.	1,322,518	10,915
Partner Communications Co. Ltd. (ADR)	354,666	2,912
Supersol Ltd. (2)	5,428,121	15,111
Teva Pharmaceutical Industries Ltd. (ADR)	3,599,200	113,699
United Mizrahi Bank Ltd. (2)	2,598,838	15,327
		324,399

Kazakhstan - 0.10%
OJSC Kazkommertsbank (ADR) (acquired 9/10/97, cost: $1,174,000) (1) (2)	61,377	11,135
		11,135

Luxembourg - 0.24%
Ternium SA (ADR) (2)	1,094,000	26,442
		26,442

Malaysia - 3.16%
AirAsia Bhd. (2)	51,211,800	20,920
Astro All Asia Networks PLC	25,223,700	31,049
Bumiputra-Commerce Holdings Bhd.	31,215,449	50,581
EON Capital Bhd.	11,273,000	18,266
Genting Bhd.	834,800	5,388
Hong Leong Bank Bhd.	6,535,900	9,078
IJM Corp. Bhd. (4)	29,884,114	45,575
IOI Corp. Bhd.	10,038,100	39,092
Malayan Banking Bhd.	642,334	1,872
Maxis Communications Bhd.	3,926,100	9,141
MISC Bhd.	6,528,500	13,690
MK Land Holdings Bhd.	6,846,600	1,249
Naim Cendera Holdings Bhd.	3,316,400	2,746
Resorts World Bhd.	5,442,400	17,341
Road Builder (M) Holdings Bhd.	1,493,100	886
S P Setia Bhd. Group	24,367,400	25,084
Tanjong PLC	1,673,200	6,151
Tenaga Nasional Bhd.	4,085,750	10,237
Transmile Group Bhd.	6,041,200	21,059
UEM World Bhd. (2)	1,926,300	792
UMW Holdings Bhd.	10,145,196	20,860
		351,057

Mexico - 6.55%
Alsea, SA de CV, Series A	525,700	1,864
América Móvil, SA de CV, Series A	48,825,000	86,121
América Móvil, SA de CV, Series L	52,553,820	87,947
América Móvil, SA de CV, Series L (ADR)	2,792,200	92,869
Carso Infraestructura y Construcción SA (2)	48,710,800	29,446
Cemex, SA de CV, ordinary participation certificates, units	2,397,464	13,789
Cemex, SA de CV, ordinary participation certificates, units (ADR) (2)	246,400	14,037
Consorcio International Hospital, SA de CV, Series II, convertible preferred (acquired 9/25/97, cost: $4,315,000) (1) (2)	23,970	92
Consorcio International Hospital, SA de CV, Series IV, convertible preferred (acquired 12/28/05, cost: $2,438,000) (1) (2)	609,563	2,328
Controladora Comercial Mexicana, SA de CV, units	6,823,000	11,666
Empresas ICA, SA de CV, ordinary participation certificates (2)	17,384,991	49,419
Grupo Aeroportuario del Pacífico, SA de CV (ADR)	728,900	23,215
Grupo Cementos de Chihuahua, SA de CV	253,455	874
Grupo Financiero Banorte, SA de CV	4,933,279	11,478
Grupo Financiero Inbursa, SA de CV, Series O	3,239,300	4,755
Grupo Industrial Saltillo, SA de CV (2)	2,955,573	2,832
Grupo Televisa, SA, ordinary participation certificates (ADR)	5,446,928	105,180
Impulsora del Desarrollo y el Empleo en America Latina, SA de CV, Series B1 (2)	8,609,000	7,654
Kimberly-Clark de México, SA de CV, Class A, ordinary participation certificates	7,109,450	22,642
Wal-Mart de México, SA de CV, Series V	54,249,714	149,930
Wal-Mart de México, SA de CV, Series V (ADR)	319,472	8,770
		726,908

Morocco - 0.11%
Holcim (Maroc) SA	46,585	10,047
Société des Brasseries du Maroc	12,332	2,276
		12,323

Netherlands - 0.10%
Efes Breweries International NV (GDR) (2)	340,090	11,223
		11,223

Oman - 0.08%
BankMuscat (SAOG) (GDR) (acquired 9/29/05, cost: $7,602,000) (1)	880,275	8,803
		8,803

Peru - 0.04%
Cía. de Minas Buenaventura SA (ADR)	174,700	4,766
		4,766

Philippines - 0.32%
Ayala Corp.	571,283	3,990
Ayala Land, Inc.	50,081,130	10,870
Bayan Telecommunications Holdings Corp., Class A (acquired 2/12/98, cost: $1,850,000) (1) (2)	724,790	-
Bayan Telecommunications Holdings Corp., Class B (acquired 2/12/98, cost: $616,000) (1) (2)	241,431	-
International Container Terminal Services, Inc.	19,533,588	4,977
Philippine Long Distance Telephone Co. (ADR)	41,000	1,415
SM Investments Corp.	2,794,600	11,288
SM Prime Holdings, Inc.	21,266,179	3,131
		35,671

Russia - 5.56%
Baring Vostok Private Equity Fund (acquired 12/15/00, cost: $7,765,000) (1) (3) (4) (5)	10,092,270	21,897
Baring Vostok Private Equity Fund III (acquired 3/30/05, cost: $9,766,000) (1) (3) (4) (5)	9,766,600	9,099
Evraz Group SA (GDR)	1,809,500	45,147
JSC MMC "Norilsk Nickel" (ADR)	414,070	53,829
Mobile Telesystems OJSC (ADR)	906,000	26,673
New Century Capital Partners, LP (acquired 12/7/95, cost: $9,767,000) (1) (2) (3)	5,247,900	3,772
Novolipetsk Steel (GDR)	2,046,900	45,032
OAO Gazprom (ADR)	2,827,850	118,911
OAO Gazprom (ADR) (acquired 10/21/96, cost: $2,016,000) (1)	133,400	14,024
OJSC Magnit (2)	986,237	22,437
Polyus Gold (ADR) (2)	791,970	34,055
Pyaterochka Holding NV (GDR) (2)	1,405,400	23,399
Sberbank (Savings Bank of the Russian Federation)	3,000	5,115
Unified Energy System of Russia (GDR)	2,201,200	153,864
Vimpel-Communications (ADR) (2)	872,500	39,978
		617,232

Singapore - 0.04%
Yanlord Land Group Ltd. (2)	6,701,000	4,573
		4,573

South Africa - 9.45%
Absa Group Ltd.	3,877,900	54,628
AngloGold Ashanti Ltd.	289,000	14,409
AngloGold Ashanti Ltd. (ADR)	1,043,100	50,194
Anglo Platinum Ltd.	471,228	49,969
Anglo Platinum Ltd., 6.38% convertible preferred May 31, 2009	119,068	4,565
Aspen Pharmacare Holdings Ltd.	2,196,800	11,262
Aveng Ltd.	8,949,870	26,963
Consol Ltd.	2,990,800	5,482
Edgars Consolidated Stores Ltd.	4,203,800	17,093
FirstRand Ltd.	4,359,200	10,347
Gem Diamond Mining Co. of Africa Ltd. (acquired 3/2/06, cost: $5,737,000) (1) (2) (5)	764,900	5,737
Gold Fields Ltd.	3,578,409	81,419
Gold Fields Ltd. (ADR)	114,700	2,627
Harmony Gold Mining Co. Ltd. (2)	3,621,612	58,037
Harmony Gold Mining Co. Ltd. (ADR) (2)	4,150,992	67,620
Impala Platinum Holdings Ltd.	452,594	83,896
Massmart Holdings Ltd.	5,187,100	34,241
Mittal Steel South Africa Ltd.	585,000	6,142
Mr Price Group Ltd.	1,716,400	4,219
Murray & Roberts Holdings Ltd.	13,058,838	46,586
Mvelaphanda Resources Ltd. (2)	6,396,188	32,341
Nasionale Pers Beperk, Class N	135,205	2,314
Network Healthcare Holdings Ltd. (2)	8,246,100	11,107
Sappi Ltd.	1,085,100	13,442
Sasol Ltd.	5,668,793	218,949
South Africa Capital Growth Fund, LP, Class A (acquired 8/25/95, cost: $795,000) (1) (2) (3)	2,180	187
South Africa Capital Growth Fund, LP, Class D (acquired 8/25/95, cost: $4,776,000) (1) (2) (3)	13,650	1,168
South African Private Equity Fund III, LP (acquired 9/23/98, cost: $22,627,000) (1) (3) (4) (5)	28,791	48,362
Standard Bank Group Ltd.	6,586,114	71,226
Truworths International Ltd.	333,500	1,007
Wilson Bayly Holmes - Ovcon Ltd.	1,788,141	13,059
		1,048,598

South Korea - 16.49%
Asiana Airlines, Inc. (2)	6,305,550	44,542
Cheil Communications Inc.	31,970	6,387
CJ Home Shopping Co., Ltd.	52,679	3,999
Daewoo Shipbuilding & Marine Engineering Co., Ltd.	165,580	4,871
Doosan Heavy Industries and Construction Co., Ltd.	165,910	6,017
Doosan Infracore Co., Ltd.	2,932,490	48,540
GS Engineering & Construction Co., Ltd.	687,010	44,473
Hana Tour Service Inc.	28,180	2,130
Hankook Tire Co., Ltd.	3,818,680	44,891
Hynix Semiconductor Inc. (2)	470,150	15,242
Hyundai Development Co.	840,464	36,330
Hyundai Heavy Industries Co., Ltd.	88,310	9,916
Hyundai Mipo Dockyard Co., Ltd.	109,330	10,950
Hyundai Mobis	426,830	36,136
Hyundai Motor Co.	1,061,284	90,185
Hyundai Motor Co., nonvoting preferred	79,608	3,869
Hyundai Steel Co.	686,730	24,725
Kookmin Bank	2,347,125	193,018
Kookmin Bank (ADR)	791,583	65,749
KT&G Corp.	212,720	12,425
LG Petrochemical Co., Ltd.	202,620	3,952
LG.Philips LCD Co., Ltd. (2)	71,810	2,673
LG.Philips LCD Co., Ltd. (ADR) (2)	3,999,808	72,477
Lotte Shopping Co.	681,237	35,226
Lotte Shopping Co. (GDR) (2)	364,478	6,983
LS Cable Ltd.	372,550	13,158
Macquarie Korea Infrastructure Fund	205,000	1,470
Macquarie Korea Infrastructure Fund (GDR)	5,001,100	35,208
Nong Shim Co., Ltd.	35,110	9,254
POSCO	165,300	44,353
POSCO (ADR)	94,900	6,349
Pusan Bank	994,330	12,685
Samsung Electronics Co., Ltd.	314,750	200,101
Samsung Electronics Co., Ltd. (GDS)	1,094,314	343,888
Samsung Engineering Co., Ltd.	1,385,410	61,785
Samsung Fire & Marine Insurance Co., Ltd.	861,929	115,864
Samsung Heavy Industries Co., Ltd.	59,850	1,382
Samsung Securities Co., Ltd.	201,280	10,844
Shinhan Financial Group Co., Ltd.	1,389,550	65,193
Shinsegae Co., Ltd.	68,020	34,064
SK Corp.	208,580	13,414
SK Telecom Co., Ltd. (ADR)	345,500	8,092
Sungshin Cement Co., Ltd.	638,910	9,094
Woori Finance Holdings Co., Ltd.	959,350	18,054
		1,829,958

Sri Lanka - 0.02%
Dialog Telekom Ltd.	11,082,500	2,107
		2,107

Sweden - 0.11%
Oriflame Cosmetics SA (SDR)	369,600	12,292
		12,292

Taiwan - 11.13%
Acer Inc.	315,000	554
Asia Cement Corp.	52,537,000	39,484
Asia Corporate Partners Fund, Class B (acquired 3/12/96, cost: $2,014,000) (1) (2) (3)	39,360	1,124
Asia Optical Co., Ltd.	801,000	3,815
ASUSTeK Computer Inc.	9,194,160	22,606
AU Optronics Corp.	55,062,610	77,826
AU Optronics Corp. (ADR)	1,094,591	15,587
Cathay Financial Holding Co., Ltd.	34,672,000	75,922
Chi Mei Optoelectronics Corp.	8,362,439	9,298
China Steel Corp.	26,291,000	26,102
Chinatrust Financial Holding Co., Ltd.	19,961,908	16,577
Chong Hong Construction Co., Ltd.	891,000	2,739
CTCI Corp.	27,566,830	14,324
Delta Electronics Inc.	18,139,926	51,615
EVA Airways Corp.	107,279,648	45,788
Fubon Financial Holding Co., Ltd.	119,829,000	103,771
High Tech Computer Corp.	752,865	20,723
Hon Hai Precision Industry Co., Ltd.	44,354,075	274,358
Hon Hai Precision Industry Co., Ltd. (GDR)	1,203,868	14,591
Hotai Motor Co., Ltd.	1,012,609	2,349
Inotera Memories, Inc.	37,800,000	37,703
Inotera Memories, Inc. (GDR) (acquired 5/10/06, cost: $645,000) (1) (2)	72,984	753
Johnson Health Tech. Co., Ltd.	175,000	958
MediaTek Incorporation	4,430,140	41,105
Mega Financial Holding Co., Ltd.	11,289,000	8,362
President Chain Store Corp.	16,989,517	37,307
Quanta Computer Inc.	2,748,000	4,403
Seres Capital (Cayman) (acquired 3/12/96, cost: $12,000) (1) (3) (4)	2	14
Seres Capital (Cayman), nonvoting (acquired 3/12/96, cost: $63,000) (1) (3) (4)	8	68
SinoPac Financial Holdings Co., Ltd. (2)	20,347,000	10,289
Synnex Technology International Corp.	12,231,000	13,316
Taiwan Cement Corp.	61,687,250	45,407
Taiwan Semiconductor Manufacturing Co., Ltd.	102,646,637	185,401
Test-Rite International Co., Ltd.	15,029,406	9,878
Tong Yang Industry Co., Ltd. (4)	22,244,243	20,983
		1,235,100

Thailand - 2.49%
Advanced Info Service PCL	1,952,800	4,613
Bank of Ayudhya PCL	15,645,390	7,063
Bank of Ayudhya PCL, nonvoting depositary receipts	19,347,410	8,734
Banpu PCL	3,664,532	12,407
Banpu PCL, nonvoting depositary receipts	236,268	800
C.P. Seven Eleven PCL	5,000,000	945
Electricity Generating PCL	17,061,747	33,138
Electricity Generating PCL, nonvoting depositary receipts	910,100	1,744
KASIKORNBANK PCL	20,774,500	33,261
Kiatnakin Bank PCL	7,102,000	5,452
Krung Thai Bank PCL	133,505,400	35,391
Major Cineplex Group PCL	7,951,100	3,527
Minor International PCL	3,823,500	948
Ratchaburi Electricity Generating Holding PCL	9,195,800	8,387
Siam City Cement PCL	3,348,724	19,512
Thai Airways International PCL	10,494,500	10,811
Thai Beverage PCL (2)	386,403,000	64,698
Thanachart Capital PCL	15,623,000	5,905
TISCO Bank PCL	22,049,300	12,963
TISCO Bank PCL, nonvoting depositary receipts	9,539,400	5,558
		275,857

Turkey - 2.60%
Akbank TAŞ	16,552,134	79,392
Aktas Elektrik Ticaret AŞ (2)	4,273
Anadolu Efes Biracilik ve Malt Sanayii AŞ	1,852,409	50,270
Coca-Cola Içecek AŞ, Class C (2)	4,017,600	18,383
Dogan Yayin Holding AŞ (2)	2,266,471	7,724
Hürriyet Gazetecilik ve Matbaacilik AŞ	1,890,309	3,865
Migros Türk TAŞ (2)	1,317,952	10,564
Selçuk Ecza Deposu Ticaret ve Sanayi AŞ, Class B (2)	3,307,625	9,686
Türkiye Garanti Bankasi AŞ	7,672,600	19,078
Türkiye Iş Bankasi AŞ, Class C	9,467,503	46,606
Türkiye Petrol Rafinerileri AŞ	2,562,891	42,863
		288,431

United Arab Emirates - 0.14%
Kingdom Hotel Investments (GDR) (2)	2,270,500	15,848
		15,848

United Kingdom - 0.68%
Anglo American PLC	676,093	27,843
Kazakhmys PLC	257,200	5,667
Lonmin PLC	792,700	41,186
Oxus Gold PLC (2)	1,107,100	1,074
		75,770

United States Of America - 0.39%
AsiaInfo Holdings, Inc. (2)	936,540	4,018
Freeport-McMoRan Copper & Gold Inc., Class B	96,700	5,358
Net 1 UEPS Technologies, Inc. (2)	541,300	14,805
Sohu.com Inc. (2)	297,400	7,670
Transmeridian Exploration, Inc. (2)	927,400	5,286
Zoran Corp. (2)	250,500	6,097
		43,234

Vietnam - 0.24%
Vietnam Enterprise Investments Ltd., Class C (acquired 6/29/06, cost: $5,100,000) (1) (2) (3) (4)	5,000,000	5,000
Vietnam Enterprise Investments Ltd., Redeemable (acquired 9/20/01, cost: $8,432,000) (1) (2) (3) (4)	7,888,071	22,087
		27,087

Multinational - 0.40%
Capital International Global Emerging Markets Private Equity Fund, LP (acquired 6/30/99, cost: $9,871,000) (1) (3) (4) (5)	55,388	16,599
Capital International Private Equity Fund IV, LP (acquired 3/29/05, cost: $17,725,000) (1) (3) (4) (5)	24,556	21,384
New Asia East Investment Fund Ltd., Class A (acquired 5/23/96, cost: $189,000) (1) (3) (4)	279,240	405
New Asia East Investment Fund Ltd., Class B (acquired 5/23/96, cost: $2,584,000) (1) (3) (4)	3,810,369	5,530
Pan Asia Special Opportunities Fund (Cayman) (acquired 10/18/00, cost: $1,132,000) (1) (3) (4)	240,000	988
		44,906

Miscellaneous - 1.21%
Equity securities in initial period of acquisition		133,977

Total equity securities (cost: $6,338,530,000)		10,578,999

Bonds and notes	Units or principal	Value
	amount (000)	(000)

Argentina - 0.24%
Republic of Argentina:
GDP-Linked Bond, 0% December 15, 2035 (6)	ARS231,715	$5,976
Payment-in-Kind Bond, 5.83% December 31, 2033 (7)	59,176	20,641
		26,617

Brazil - 0.32%
Banco BMG SA:
8.75% July 1, 2010 (acquired 6/22/05, cost: $6,080,000) (1)	$6,080	6,050
9.15% January 15, 2016 (acquired 12/15/05, cost: $2,649,000) (1)	2,700	2,653
Banco Bradesco SA 8.875% June 3, 2010	5,000	5,087
Banco Votorantim Nassau 9.25% December 20, 2012	BRL7,000	2,930
Federal Republic of Brazil 8.00% January 15, 2018	$3,250	3,437
LIGHT-Serviços de Eletricidade SA 12.028% convertible debentures June 30, 2015 (7)	BRL3,250	2,055
Unibanco-União de Bancos Brasileiros SA:
8.70% Senior Notes due February 11, 2010	23,880	10,106
8.70% Junior Notes due July 29, 2010 (acquired 7/22/05, cost: $3,470,000) (1)	$3,470	3,366
		35,684

Dominican Republic - 0.01%
Dominican Republic 9.50% September 27, 2011 (acquired 5/12/05, cost: $1,429,000) (1)	1,324	1,404
		1,404

Malaysia - 0.04%
Tenaga Nasional Berhad 2.625% convertible debenture November 20, 2007	3,979	4,581
		4,581

Peru - 0.03%
Republic of Peru 9.875% February 6, 2015	2,370	2,785
		2,785

Russia - 0.00%
Russian Federation 5.00% March 31, 2030 (7)	278	296
		296

Turkey - 0.03%
Republic of Turkey 11.875% January 15, 2030	2,047	2,807
		2,807

Venezuela - 0.03%
Republic of Venezuela:
8.50% October 8, 2014	755	800
9.25% September 15, 2027	2,390	2,826
		3,626

Total bonds and notes (cost: $69,800,000)		77,800

Short-term securities	Units or principal	Value
	amount (000)	(000)

Corporate short-term notes - 1.68%
Abbey National North America LLC 5.03% due 7/3/06	$69,400	$69,371
ANZ National (International) Ltd. 5.27% due 7/10/06	13,978	13,957
Banco Santander Colombia 5.60%-5.65% due 7/5/06	COP11,977,760	4,655
Barton Captial Corp. 5.26% due 7/10/06	$43,900	43,836
Ciesco LLC 5.02% due 7/14/06	10,000	9,981
DuPont (E.I.) de Nemours & Co. 5.16% due 7/10/06	17,300	17,275
Hershey Co. 5.19% due 7/10/06	28,000	27,960
		187,035

Federal agency discount notes - 0.42%
Fannie Mae 4.97%-5.02% due 7/3/06	46,600	46,581
		46,581

Total short-term securities (cost: $234,258,000)		233,616

Total investment securities (cost: $6,642,588,000)		10,890,415
Net unrealized appreciation on foreign currency contracts (8)		7,860
Excess of cash and receivables over payables		201,943

Net assets		$11,100,218

(1) Purchased in a private placement transaction (not including purchases of securities that were publicly offered in the primary local market but were not registered under U.S. securites laws); resale to the public may require registration in the country where the primary market is located, and no right to demand registration exists. As of June 30, 2006, the total value and cost of such securities were $290,095,000 and $336,964,000, respectively, and the value represented 2.61% of net assets.

(2) Non-income-producing securities.
(3) Cost and market value do not include prior distributions to the fund from income or proceeds realized from securities held by the private equity fund. Therefore, the cost and market value may not be indicative of the private equity fund's performance.

(4) This issuer represents investment in an affiliate as defined in the Investment Company Act of 1940. This definition includes, but is not limited to, issuers in which the fund owns more than 5% of the outstanding voting securities. New Asia East Investment Fund Ltd., Capital International Global Emerging Markets Private Equity Fund, LP and Capital International Private Equity Fund IV, LP are also considered affiliates since these issuers have the same investment adviser as the fund (see note 7 in Notes to Financial Statements).

(5) Excludes an unfunded capital commitment representing an agreement which obligates the fund to meet capital calls in the future. Capital calls can only be made if and when certain requirements have been fulfilled; thus, the timing and the amount of such capital calls cannot readily be determined.

(6) Represents a zero coupon bond that may convert to a coupon bearing security at a later date.
(7) Coupon rate may change periodically.
(8) As of June 30, 2006, the net unrealized foreign currency contracts receivable consists of the following:

	Contract amount		U.S. valuation

	Non-U.S. (000)	U.S. (000)	Amount (000)	Unrealized appreciation (000)
Sales:
South African Rand to U.S. Dollar expiring 7/7-7/19/06	ZAR336,167	$54,881	$47,021	$7,860

Foreign currency contracts - net				$7,860

Abbreviations
Securities:
ADR - American Depositary Receipts
GDR - Global Depositary Receipts
GDS - Global Depositary Shares
SDR - Special Drawing Rights

Non-U.S. currency:
ARS - Argentine Peso
BRL - Brazilian Real
COP - Colombian Peso
ZAR - South African Rand

See Notes to Financial Statements

Financial statements

Statement of assets and liabilities at June 30, 2006	(dollars in thousands, except per-share data)

Assets:
Investment securities at market:
Unaffiliated issuers (cost: $6,411,911)	$10,624,444
Affiliated issuers (cost: $230,677)	265,971	$10,890,415
Cash		14,489
Cash denominated in non-U.S. currency (cost: $7,918)		7,668
Receivables for--
Sales of investments	123,397
Sales of fund's shares	78,600
Dividends and interest	35,419
Open forward currency contracts	7,860
Non-U.S. taxes	19,478	264,754
		11,177,326

Liabilities:
Payables for--
Purchases of investments		68,814
Investment advisory fee		5,742
Directors' compensation		813
Other fees and expenses		1,514
Non-U.S. taxes		225
		77,108

Net assets at June 30, 2006 --
Equivalent to $76.04 per share on145,977,289 shares of $0.01 par value capital stock outstanding (authorized capital stock -- 400,000,000 shares)		$11,100,218

Net assets consist of:
Capital paid in on shares of capital stock		$4,228,396
Undistributed net investment income		59,170
Accumulated net realized gain		2,557,178
Net unrealized appreciation		4,255,474
Net assets at June 30, 2006		$11,100,218

See Notes to Financial Statements

Statement of operations for the year ended June 30, 2006	(dollars in thousands	)

Investment income:
Income:
Dividends (net of non-U.S. withholding tax of $30,002; also includes $9,826 from affiliates)	$259,690
Interest (includes $906 from affiliates)	26,054	$285,744
Fees and expenses:
Investment advisory services	78,679
Custodian	8,812
Registration statement and prospectus	52
Auditing and legal	681
Reports to shareholders	29
Directors' compensation	572
Other	995
Total expenses before expense reduction	89,820
Expense reduction	142	89,678
Net investment income		196,066

Realized gain and unrealized appreciation on investments:
Net realized gain before non-U.S. taxes (includes $73,094 net gain from affiliates)	4,911,267
Non-U.S. taxes	(1,478)
Net realized gain on investments		4,909,789
Net change in unrealized appreciation on investment securities and other assets and liabilities	(958,554)
Net change in unrealized appreciation on open forward currency contracts	762
Net change in unrealized appreciation	(957,792)
Non-U.S. taxes	(78)
Net change in unrealized appreciation on investments		(957,870)
Net realized gain and net change in unrealized appreciation on investments		3,951,919
Net increase in net assets resulting from operations		$4,147,985

Statement of changes in net assets	(dollars in thousands	)

	Year ended June 30

	2006	2005

Operations:
Net investment income	$196,066	$295,648
Net realized gain on investments	4,909,789	3,689,648
Net change in unrealized appreciation on investments	(957,870)	459,248
Net increase in net assets resulting from operations	4,147,985	4,444,544

Dividends and distributions paid
to shareholders:
Dividends from net investment income	(318,186)	(236,317)
Distribution from net realized gain	(3,356,794)	-
Total distributions	(3,674,980)	(236,317)

Capital share transactions:
Proceeds from shares sold: 4,220,126 and 5,015,031 shares, respectively	336,621	336,855
Proceeds from shares issued in reinvestment of net investment income dividends and net realized gain distributions: 52,142,079 and 3,152,874 shares, respectively	3,570,690	213,261
Cost of shares repurchased: 84,039,672 and 100,042,798 shares, respectively	(6,911,805)	(6,884,884)
Net decrease in net assets resulting from capital share transactions	(3,004,494)	(6,334,768)

Total decrease in net assets	(2,531,489)	(2,126,541)

Net assets:
Beginning of year	13,631,707	15,758,248
End of year (including undistributed net investment income: $59,170 and $2,935, respectively)	$11,100,218	$13,631,707

See Notes to Financial Statements

 Notes to financial statements

Organization and significant accounting policies

Organization - Emerging Markets Growth Fund, Inc. (the fund) is registered under the Investment Company Act of 1940 as an open-end, interval investment company (open-end interval fund). As an open-end interval fund, the fund offers its shareholders the opportunity to purchase and redeem shares on a periodic basis. The fund’s investment objective is to seek long-term capital growth by investing primarily in equity securities of issuers in developing countries.

Significant accounting policies - The financial statements have been prepared to comply with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates. The following is a summary of the significant accounting policies followed by the fund:

Security valuation - Equity securities are valued at the official closing price of, or the last reported sale price on, the principal exchange or market on which such securities are traded, as of the close of business or, lacking any sales, at the last available bid price. Bonds and notes are valued at prices obtained from an independent pricing service. However, where the investment adviser deems it appropriate, they will be valued at the mean quoted bid and asked prices or at prices for securities of comparable maturity, quality, and type. Short-term securities with original maturities of one year or less maturing within 60 days are valued at amortized cost, which approximates market value. Forward currency contracts are valued at the mean of their representative quoted bid and asked prices.

Securities and assets for which representative market quotations are not readily available or are considered unreliable are fair valued as determined in good faith under policies approved by the fund’s board. Various factors may be reviewed in order to make a good faith determination of a security’s fair value. These factors include, but are not limited to, the type and cost of the security; contractual or legal restrictions on resale of the security; relevant financial or business developments of the issuer; actively traded similar or related securities; related corporate actions; and changes in overall market conditions. If significant events occur which affect the value of the portfolio securities, appropriate adjustments to closing market prices may be made to reflect these events. Events of this type may include, but are not limited to, significant movements in the U.S. market or unanticipated market closures. At June 30, 2006, 45 securities were fair valued with an aggregate value of $683,837,000. Of these 45 securities, nine securities were fair valued with an aggregate value of $357,510,000 due to significant movements in the U.S. market after the close of trading in the markets of these securities.

Security transactions and related investment income - Security transactions are recorded by the fund as of the date the trades are executed with brokers. Realized gains and losses from securities transactions are determined based on the specific identified cost of the securities. In the event a security is purchased with a delayed payment date, the fund will segregate liquid assets sufficient to meet its payment obligations. Dividend income is recognized on the ex-dividend date and interest income is recognized on an accrual basis. Market discounts, premiums, and original issue discounts on bonds, notes, and short-term securities are amortized daily over the expected life of the security.

Dividends and distributions to shareholders - Dividends and distributions paid to shareholders are recorded on the ex-dividend date.

Non-U.S. currency translation - Assets and liabilities denominated in non-U.S. currencies are translated into U.S. dollars at the exchange rates in effect at the end of the reporting period. Purchases and sales of investment securities and income and expenses are translated into U.S. dollars at the exchange rates on the dates of such transactions. In the accompanying financial statements, the effects of changes in non-U.S. exchange rates on investment securities and other assets and liabilities are included with the net realized gain or loss and net change in unrealized appreciation or depreciation on investments.

Unfunded capital commitments - Unfunded capital commitments represent agreements which obligate the fund to meet capital calls in the future. Payment would be made when a capital call is requested. Capital calls can only be made if and when certain requirements have been fulfilled; thus, the timing of such capital calls cannot readily be determined. Unfunded capital commitments are recorded when capital calls are requested. As of June 30, 2006, unfunded capital commitments were $55,508,000.

Forward currency contracts - The fund may enter into forward currency contracts, which represent agreements to exchange non-U.S. currencies on specific future dates at predetermined rates. The fund enters into these contracts to manage its exposure to changes in exchange rates arising from its investments. Upon entering into these contracts, risks may arise from the potential inability of counterparties to meet the terms of their contracts and from possible movements in non-U.S. exchange rates and securities’ values underlying these instruments. The face or contract amount in U.S. dollars reflects the total exposure the fund has in that particular contract. On a daily basis, the fund values forward currency contracts based on the applicable exchange rates and records unrealized gains or losses. The fund records realized gains or losses at the time the forward contract is closed or offset by another contract with the same broker for the same settlement date and currency.

2.	Non-U.S. investments

Investment risk - The risks of investing in securities of non-U.S. issuers may include, but are not limited to, investment and repatriation restrictions, revaluation of currencies, adverse political, social and economic developments, government involvement in the private sector, limited and less reliable investor information, lack of liquidity, certain local tax law considerations, and limited regulation of the securities markets.

Taxation - Dividend and interest income is recorded net of non-U.S. taxes paid. Gains realized by the fund on the sale of securities in certain countries are subject to non-U.S. taxes. The fund records an estimated liability based on unrealized gains to provide for potential non-U.S. taxes payable upon the sale of these securities. As of June 30, 2006, accrued non-U.S. taxes on unrealized gains were $78,000.

As of June 30, 2006, the receivable for non-U.S. taxes includes $15,728,000 related to India capital gains taxes that are currently in dispute and under appeal. Potential tax, interest and penalty amounts relating to this issue, if any, may be assessed in the future. Based upon the advice of outside counsel, management believes that it is more likely than not that this dispute will be resolved in favor of the fund. If this dispute is ultimately resolved unfavorably, it will not have a material adverse effect on the fund’s financial position or results of operations.

Currency gains and losses - Net realized currency losses on dividends, interest, withholding taxes reclaimable, forward contracts, and other receivables and payables, on a book basis, were $29,446,000 for the year ended June 30, 2006.

3. Federal income taxation

The fund complies with the requirements under Subchapter M of the Internal Revenue Code applicable to regulated investment companies and intends to distribute substantially all of its net taxable income and net capital gains each year. The fund is not subject to income taxes to the extent such distributions are made.

Distributions paid to shareholders are based on net investment income and net realized gains determined on a tax basis, which may differ from net investment income and net realized gains for financial reporting purposes. These differences are due primarily to differing treatment for items such as non-U.S. currency gains and losses, short-term capital gains and losses, capital losses related to sales of certain securities within 30 days of purchase, and unrealized appreciation or depreciation of certain investments in non-U.S. securities. The fiscal year in which amounts are distributed may differ from the year in which the net investment income and net realized gains are recorded by the fund for financial reporting purposes. The fund may also designate a portion of the amount paid to redeeming shareholders as a distribution for tax purposes. For the year ended June 30, 2006, the tax characters of distributions paid to shareholders were ordinary income and long-term realized gains in the amounts of $318,186,000 and $3,356,794,000, respectively. For the year ended June 30, 2005, the tax character of the distribution paid to shareholders was ordinary income in the amount of $236,317,000.

As of June 30, 2006, the cost of investment securities, excluding forward currency contracts, and cash denominated in non-U.S. currencies for federal income tax reporting purposes was $6,722,740,000.

During the year ended June 30, 2006, the fund reclassified $178,355,000 from undistributed net realized gains to undistributed net investment income; and reclassified $705,032,000 from undistributed net realized gains to capital paid in on shares of capital stock to align financial reporting with tax reporting.

As of June 30, 2006, the components of distributable earnings on a tax basis were as follows:

Undistributed net investment income and non-U.S. currency gain	$ 139,608,000
Undistributed long-term capital gains	2,574,808,000
Gross unrealized appreciation on investment securities	4,541,642,000
Gross unrealized depreciation on investment securities	366,377,000
Net unrealized appreciation on investment securities	4,175,265,000

During the year ended June 30, 2006, the fund realized, on a tax basis, a net capital gain of $4,375,765,000.

4. Fees and transactions with related parties

Investment advisory services fee - The Investment Advisory and Service Agreement with Capital International, Inc. (CII) provides for monthly management service fees, accrued weekly. CII is wholly owned by Capital Group International, Inc., which is wholly owned by The Capital Group Companies, Inc. These fees are based on an annual rate of 0.90% on the first $400 million of the fund’s net assets; 0.80% of such assets in excess of $400 million but not exceeding $1 billion; 0.70% of such assets in excess of $1 billion but not exceeding $2 billion; 0.65% of such assets in excess of $2 billion but not exceeding $4 billion; 0.625% of such assets in excess of $4 billion but not exceeding $6 billion; 0.60% of such assets in excess of $6 billion but not exceeding $8 billion; 0.58% of such assets in excess of $8 billion but not exceeding $11 billion; 0.56% of such assets in excess of $11 billion but not exceeding $15 billion; 0.54% of such assets in excess of $15 billion but not exceeding $20 billion; and 0.52% of such assets in excess of $20 billion.

Transfer agent fee - The fund has an agreement with American Funds Service Company (AFS), the transfer agent for the fund. AFS is a wholly owned indirect subsidiary of The Capital Group Companies, Inc. Under this agreement, the fund compensates AFS for transfer agency services including shareholder recordkeeping, communications, and transaction processing. Transfer agent fees were $2,000 for the year ended June 30, 2006. This amount was included in other fees and expenses.

Deferred directors’ compensation - Since the adoption of the deferred compensation plan in 1998, directors who are unaffiliated with CII may elect to defer the cash payment of part or all of their compensation. These deferred amounts, which remain as liabilities of the fund, are treated as if invested in shares of the fund or the American Funds. These amounts represent general, unsecured liabilities of the fund and vary according to the total returns of the selected funds. Directors’ compensation expense in the accompanying financial statements includes $389,000 in current fees (either paid in cash or deferred) and a net increase of $183,000 in the value of the deferred amounts.

Affiliated officers and directors - Officers and certain directors of the fund are or may be considered to be affiliated with CII. No affiliated officers and directors received any compensation directly from the fund.

5.	Restricted securities

The fund has invested in certain securities for which resale may be limited (for example, in the U.S., to qualified institutional buyers) or which are otherwise restricted. These securities are identified in the investment portfolio. As of June 30, 2006, the total value of restricted securities was $290,095,000, which represents 2.61% of the net assets of the fund.

6.	Investment transactions and other disclosures

The fund made purchases and sales of investment securities, excluding short-term securities, of $4,657,755,000 and $11,044,916,000, respectively, during the year ended June 30, 2006.

The fund receives an expense reduction in its custodian fee equal to the amount of interest calculated on certain cash balances held at the custodian bank. For the year ended June 30, 2006, the custodian fee of $8,812,000 was reduced by $142,000, rather than paid in cash.

7.	Transactions with affiliates

If the fund owns more than 5% of the outstanding voting securities of an issuer, the fund’s investment in that issuer represents an investment in an affiliate as defined in the Investment Company Act of 1940. In addition, New Asia East Investment Fund Ltd., Capital International Global Emerging Markets Private Equity Fund, LP and Capital International Private Equity Fund IV, LP are considered affiliates since these issuers have the same investment adviser as the fund. A summary of the fund’s transactions in the securities of affiliated issuers during the year ended June 30, 2006 is as follows:

Issuer	Beginning shares	Purchases/Additions	Sales/Reductions	Ending shares	Dividend and interest income (000)	Value (000)

Affiliated issuers:
CIC Energy	-	2,263,000	-	2,263,000	-	$15,208
IJM	19,150,314	10,733,800	-	29,884,114	$221	45,575
Nortel Inversora	4,094,500	-	1,808,700	2,285,800	-	17,646
Tele Norte Celular Participações	9,215,384,539	-	-	9,215,384,539	173	7,975
Tong Yang Industry	22,244,243	-	-	22,244,243	1,126	20,983

Affiliated private equity funds/private placements:
Baring Vostok Private Equity Fund	8,530,144	1,562,126	-	10,092,270	500	21,897
Baring Vostok Private Equity Fund III	1,431,150	8,335,450	-	9,766,600	8	9,099
Capital International Global Emerging Markets Private Equity Fund	55,168	220	-	55,388	202	16,599
Capital International Private Equity Fund IV	18,087	6,469	-	24,556	1,525	21,384
Hidroneuquen	28,022,311	-	-	28,022,311	-	843
New Asia East Investment Fund	4,089,609	-	-	4,089,609	48	5,935
New GP Capital Partners	27,000	-	-	27,000	46	6,308
Pan Asia Special Opportunities Fund	240,000	-	-	240,000	39	988
Seres Capital	10	-	-	10	16	82
South African Private Equity Fund III	27,594	1,197	-	28,791	1,314	48,362
Vietnam Enterprise Investments	7,888,071	5,000,000	-	12,888,071	-	27,087

Unaffiliated issuers:¹
Anhui Conch Cement	40,197,000	326,000	-	40,523,000	354	-
LS Cable	1,629,160	-	1,256,610	372,550	1,344	-
Mvelaphanda Resources	11,141,377	-	4,745,189	6,396,188	-	-
New Europe East Investment Fund	436	-	436	-	-	-
Orbotech	1,720,725	-	1,405,052	315,673	-	-
S P Setia	34,837,100	-	10,469,700	24,367,400	3,643	-
Wumart Stores	6,735,000	1,235,000	-	7,970,000	173	-

					$10,732	$265,971

¹Affiliated during the period but no longer affiliated at June 30, 2006.

Financial highlights

	Year ended June 30[1]

	2006	2005	2004	2003	2002

Net asset value, beginning of year	$78.50	$59.35	$47.41	$44.80	$48.21
Income from investment operations:
Net investment income	1.28	1.35	.96	.92	.35
Net realized and unrealized gain (loss) on investments	25.25	18.86	12.24	2.21	(3.07)
Total income(loss) from investment operations	26.53	20.21	13.20	3.13	(2.72)

Less distributions:
Dividends from net investment income	(2.51)	(1.06)	(1.26)	(.52)	(.69)
Distributions from net realized gains	(26.48)	-	-	-	-
Total distribution	(28.99)	(1.06)	(1.26)	(.52)	(.69)
Net asset value, end of year	$76.04	$78.50	$59.35	$47.41	$44.80

Total return	37.88%	34.34%	27.89%	7.14%	(5.64)%

Ratios/supplemental data:
Net assets, end of year(in millions)	$11,100	$13,632	$15,758	$16,154	$16,258
Ratio of expenses to average net assets	0.72%	.71%	.70%	.70%	.70%
Ratio of net income to average net assets	1.57%	1.96%	1.64%	2.14%	1.27%
Portfolio turnover rate	38.48%	29.00%	35.36%	33.70%	26.22%

1 Starting with the year ended June 30, 2004, the per-share data is based on average shares outstanding.

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of Emerging Markets Growth Fund, Inc.:

In our opinion, the accompanying statement of assets and liabilities, including the investment portfolio, and the related statements of operations and changes in net assets and the financial highlights present fairly, in all material respects, the financial position of Emerging Markets Growth Fund, Inc. (the "Fund") at June 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at June 30, 2006 by correspondence with the custodian and brokers, provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
Los Angeles, CA
August 18, 2006

Tax information                                                                                         unaudited

We are required to advise you within 60 days of the fund’s fiscal year-end regarding the federal tax status of certain distributions received by shareholders during such fiscal year. The fund hereby designates the following amounts for the fund’s fiscal year ended June 30, 2006.

Long-term capital gains	$3,529,532,000
Foreign taxes	27,153,000
Foreign source income	327,512,000
Qualified dividend income	221,840,000

Individual shareholders should refer to their Form 1099-DIV or other tax information, which will be mailed in January 2007, to determine the calendar year amounts to be included on their 2006 tax returns. Shareholders should consult their tax advisers.

Expense example                                                                            unaudited

As a shareholder of the fund, you incur ongoing costs, including investment advisory services fees and other expenses. This example is intended to help you understand your ongoing costs (in dollars) of investing in the fund so you can compare these costs with the ongoing costs of investing in other funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period (January 1, 2006 through June 30, 2006).

Actual expenses:
The first line of the table below provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled "Expenses paid during period" to estimate the expenses you paid on your account during this period.

Hypothetical example for comparison purposes:
The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

	Beginning account value 1/1/2006	Ending account value 6/30/2006	Expenses paid during period[1]	Annualized expense ratio

Actual return	$1,000.00	$1,077.18	$3.71	.72%
Hypothetical 5% return before expenses	1,000.00	1,021.22	3.61	.72

1 Expenses are equal to the fund’s annualized expense ratio of .72%, multiplied by the average account value over the period, multiplied by the number of days in the period (181), and divided by 365 (to reflect the one-half year period).

Approval of renewal of investment advisory and service agreement

The fund’s board of directors has approved the renewal of the fund’s Investment Advisory and Service Agreement (the agreement) with Capital International, Inc. (CII) for an additional one-year term through June 20, 2007, following the recommendation of the fund’s Contracts Committee (the committee), which is composed of all of the fund’s independent directors. The information, material factors and the conclusions that formed the basis for the committee’s recommendation and the board’s subsequent approval are described below.

1. Information received

Materials reviewed

During the course of each year, the independent directors receive a wide variety of materials relating to the services provided by CII, including reports on the fund’s investment performance, portfolio composition, sales, redemptions and shareholder services, as well as other information relating to the nature, extent and quality of the services provided by CII to the fund. In addition, supplementary information requested and reviewed by the committee included extensive materials regarding the fund’s investment performance, advisory fee and expense comparisons, financial and profitability information regarding CII, descriptions of various functions such as compliance monitoring and portfolio trading practices, and information about the personnel providing investment management and administrative services to the fund.

Review process

The committee received assistance and advice regarding legal and industry standards from independent legal counsel to the independent directors. The committee discussed the renewal of the agreement with CII representatives and in a private session with independent counsel at which no CII representatives were present. In deciding to recommend renewal, the committee did not identify any specific piece of information or any single factor that was controlling. This summary describes the most important factors, but not all of the matters considered.

2. Nature, extent and quality of services

CII, its personnel and its resources

The board and the committee considered the depth and quality of CII’s investment management process, including: its global research capabilities; the experience, capability and integrity of its senior management and other personnel; the low turnover rates of its key personnel; and its commitment to research and its investment process. The board and the committee noted the additions to the investment personnel and enhancements to the investment process that were made to improve the scope of investment research coverage.

Other services

The board and the committee considered CII’s policies, procedures and systems designed to comply with applicable laws and regulations and its commitment to compliance; its efforts to keep the directors informed; and its attention to matters that may involve conflicts of interest with the fund. The board and the committee also considered the nature, extent, quality and cost of administrative and shareholder services provided by CII to the fund under the agreement and other agreements, including the information technology, legal, fund accounting and fund treasury functions. The board and the committee concluded that they were satisfied with the nature, extent and quality of the investment advisory services to be provided to the fund under the agreement.

3. Investment performance

The board and the committee reviewed the investment performance of the fund and compared it to that of the MSCI Emerging Markets Index, as well as a selected group of funds with a similar investment mandate. The board and the committee reviewed the fund’s short-term and long-term investment results on an absolute and relative basis, including any period of outperformance or underperformance against the index and the selected funds. The board and the committee noted that the fund’s performance had improved and had exceeded the index and a significant number of the selected funds on a one-year basis and long-term performance had generally outpaced the benchmark, although performance lagged on a three- and five-year basis. The board and the committee also noted that CII had made considerable efforts to enhance its investment process and to implement changes in response to the fund’s recent underperformance. The board and the committee concluded that the fund’s performance over the long-term and short-term has generally exceeded its benchmark, and remains confident in CII’s ability to achieve superior performance over time.

4. Advisory fees and total expenses

The board and the committee compared the advisory fees and total expenses of the fund (as a percentage of average net assets) with the average fees and expenses of the selected group of funds referred to above. The board and the committee observed that the fund’s advisory fees and total expenses were significantly lower than the median fees and expenses of the selected funds. The board and the committee also reviewed information regarding the advisory fees paid by institutional clients invested in institutional funds managed by CII with a similar investment mandate. The board and the committee concluded that the fees paid by the fund were comparable to those paid by the institutional clients invested in those institutional funds. In addition, the board and the committee discussed a third-party study of advisory fees charged to global emerging market mandates. The board and the committee observed that the fees charged under the agreement are lower than comparable retail mutual funds with emerging market mandates and are reasonable when compared with the fees that institutional investors are typically charged in emerging market mandates.

5. Adviser costs, level of profits and economies of scale

The board and the committee reviewed information regarding CII’s costs of providing services to the fund and its other institutional clients, and also reviewed the resulting level of profits to CII. The board and the committee considered CII’s commitment to investing in technology, infrastructure and staff to maintain and enhance the services provided by CII. The board and the committee considered that pursuant to the fee schedule charged under the agreement, fees decline as the fund’s assets increase, reflecting economies of scale in the cost of operations that are shared with investors. The board and the committee also noted that long-term economies of scale are reflected in the fund’s expense ratio, which has generally decreased as assets under management have grown. The board and the committee concluded that CII’s profitability from its relationship with the fund is reasonable, and that the fund’s fee and expense levels reflect economies of scale that benefit investors.

6. Ancillary benefits

The board and the committee considered a variety of other benefits received by CII and its affiliates as a result of CII’s relationship with the fund and other clients of CII, including fees paid to CII’s affiliated transfer agent, and possible ancillary benefits received by the fund in connection with the activities of CII or its affiliates, which are not directly related to the fund. The board and the committee reviewed CII’s portfolio trading practices, noting that while CII receives the benefit of research provided by broker-dealers executing portfolio transactions on behalf of the fund, it has not committed any specific dollar amounts of brokerage to these broker-dealers in exchange for such research.

7. Conclusions

Based on their review, including their consideration of each of the factors referred to above, the board and the committee concluded that the agreement should be continued for another one-year period.

Board of directors and chairman emeritus

“Non-interested” directors

Name and age	Year first elected a director of the fund[1]	Principal occupation(s) during past five years

Paul N. Eckley, 51	2005	Senior Vice President, Investments, State Farm Insurance Companies

Nancy C. Everett, 51	2005	Chief Executive Officer, General Motors Asset Management

Beverly L. Hamilton, 59	1991	Retired President, ARCO Investment
Vice Chairman of the Board		Management Company
(independent and non-executive)

Raymond Kanner, 53	1997	Director, Global Equity Investments, IBM Retirement Funds

L. Erik Lundberg, 46	2005	Chief Investment Officer, University of Michigan

Helmut Mader, 64	1986	Former Director, Deutsche Bank AG

William B. Robinson, 68	1986	Director, Reckson Asset Management Australia
Chairman of the Board		Limited; Director, Unwired Australia Group Limited
(independent and non-executive)		(Internet service provider); former Director, Deutsche Asset Management Australia Limited

Michael L. Ross, 37	2006	Chief Investment Officer and Partner, Makena Capital Management, LLC; former Chief Investment Officer, Stanford Management Company

Aje K. Saigal, 50	2000	Director, Investment Policy and Strategy, Government of Singapore Investment Corporation Pte. Limited

“Non-interested” directors

Name and age	Number of portfolios in fund complex overseen by director	Other directorships[3] held by director

Paul N. Eckley, 51	1	None

Nancy C. Everett, 51	1	General Motors Asset Management Absolute Return Strategies Fund, LLC

Beverly L. Hamilton, 59	1	Oppenheimer Funds (director for 38 portfolios
Vice Chairman of the Board		in the fund complex)
(independent and non-executive)

Raymond Kanner, 53	1	None

L. Erik Lundberg, 46	1	None

Helmut Mader, 64	1	None

William B. Robinson, 68	1	None
Chairman of the Board
(independent and non-executive)

Michael L. Ross, 37	1	None

Aje K. Saigal, 50	1	None

“Interested” directors4

Name, age and position with fund	Year first elected a director or officer of the fund[1]	Principal occupation(s) during past five years and positions held with affiliated entities of the fund
Shaw B. Wagener, 47	1997	Chairman of the Board, Capital International,
President and Chief		Inc.; President and Director, Capital Group
Executive Officer		International, Inc.;[5] Director, The Capital Group Companies, Inc.[5]

Victor D. Kohn, 48	1996	President and Director, Capital International,
Executive Vice President		Inc.; Senior Vice President, Capital International
		Research, Inc.;[5] Director, Capital Guardian Trust
		Company[5]

David I. Fisher, 66	1986
Vice Chairman of the Board, Capital International, Inc.; Chairman of the Board, Capital Group International, Inc.;[5] Director, Capital Group Research, Inc.;[5] Chairman of the Board, Capital Guardian Trust Company;[5] Vice Chairman of the Board, Capital International Limited;[5] Director, Capital International Research, Inc.;[5] Director, The Capital Group Companies, Inc.[5]

Chairman Emeritus
Walter P. Stern, 77		Vice Chairman of the Board, Capital International, Inc.; Senior Partner, Capital Group International, Inc.[5]

“Interested” directors4

Name, age and position with fund	Number ofportfolios in fund complex[2] overseen by director	Other directorships[3] held by director

Shaw B. Wagener, 47	1	None
President and Chief
Executive Officer

Victor D. Kohn, 48	1	None
Executive Vice President

David I. Fisher, 66	1	None

Other officers

Name, age and position with fund	Year first elected an officer of the fund[1]	Principal occupation(s) during past five years and positions held with affiliated entities of the fund

Nancy J. Kyle, 56	1996	Vice Chairman of the Board, Capital Guardian Trust
Senior Vice President		Company[5]

Michael A. Felix, 45	1993	Senior Vice President and Director, Capital
Vice President and		International, Inc.; Senior Vice President, Treasurer
Treasurer		and Director, Capital Guardian Trust Company[5]

Peter C. Kelly, 47	1996	Senior Vice President, Senior Counsel, Secretary
Vice President		and Director, Capital International, Inc.; Senior Vice President, Senior Counsel and Director, Capital Guardian Trust Company;[5] Secretary, Capital Group International, Inc.[5]

Robert H. Neithart, 41	2000	Executive Vice President and Research Director of
Vice President		Emerging Markets, and Director, Capital International Research, Inc.;[5] Vice President and Director, Capital Strategy Research, Inc.[5]

Abbe G. Shapiro, 46	1997	Vice President, Capital International, Inc.; Vice
Vice President		President, Capital Guardian Trust Company[5]

Lisa B. Thompson, 40	2000	Senior Vice President, Capital International
Vice President		Research, Inc.[5]

Nelson N. Lee, 35	2005	Counsel, Capital International, Inc.; Counsel, Capital
Secretary		Guardian Trust Company[5]

Laurie D. Neat, 35	2005	Senior Compliance Specialist, Capital International,
Assistant Secretary		Inc.; Senior Compliance Specialist, Capital Guardian Trust Company[5]

Jeanne M. Nakagama, 48	2000	Vice President, Capital International, Inc.; Vice
Assistant Treasurer		President, Capital Guardian Trust Company[5]

Lee K. Yamauchi, 44	2000	Vice President, Capital International, Inc.; Vice
Assistant Treasurer		President, Capital Guardian Trust Company[5]

The statement of additional information (SAI) includes additional information about fund directors. The address for all directors and officers of the fund is 11100 Santa Monica Boulevard, 15th Floor, Los Angeles, CA 90025, Attention: Fund Secretary.

The fund’s SAI, Proxy Voting Policy and Procedures and proxy voting record for the 12 months ended June 30 are available free of charge on the U.S. Securities and Exchange Commission (SEC) website at sec.gov or upon request by calling 800/421-0180, ext. 96245.

The fund files a complete list of its portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. This filing is available free of charge on the SEC website or upon request by calling 800/421-0180, ext. 96245. You may also review or, for a fee, copy this filing at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling 800/SEC-0330.

1 Directors and officers of the fund serve until their resignation, removal or retirement.
2 Capital International, Inc. serves as investment adviser for the fund, and does not act as investment adviser for other U.S. registered investment companies.
3 This includes all directorships (other than those in the fund) that are held by each director as a director of a company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 or subject to the requirements of Section 15(d) of the Securities Exchange Act of 1934 or a U.S. registered investment company.
4 “Interested persons” within the meaning of the 1940 Act, on the basis of their affiliation with the fund’s investment adviser, Capital International, Inc., or affiliated entities.
5 Company affiliated with Capital International, Inc.

Offices of the fund and of the
investment adviser
Capital International, Inc.
11100 Santa Monica Boulevard, 15th Floor
Los Angeles, CA 90025-3302

135 South State College Boulevard
Brea, CA 92821-5823

Custodian of assets
JPMorgan Chase Bank
270 Park Avenue
New York, NY 10017-2070

Counsel
Dechert LLP
1775 I Street, N.W.
Washington, DC 20006-2401

Independent registered public accounting firm
PricewaterhouseCoopers LLP
350 South Grand Avenue
Los Angeles, CA 90071-2889

This report is for the information of shareholders of Emerging Markets Growth Fund, but it may also be used as sales literature when preceded or accompanied by the current prospectus, which gives details about charges, expenses, investment objectives and operating policies of the fund.

The Capital Group Companies

Capital International     Capital Guardian          Capital Research and Management             Capital Bank and Trust              American Funds

Lit. No. MFGEAR-915-0806P(NLS)

Litho in USA TAG/WS/6391-S7207

© 2006 Emerging Markets Growth Fund, Inc.

Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/05	10/31/06	Security	portfolio	% Index[1]		Description
1	1	Samsung Electronics	4.0	4.1		South Korea's top electronics manufacturer and a global leader in semiconductor production.
4	2	Hon Hai Precision Industry	3.0	1.2		Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
6	3	Telekomunikasi Indonesia	2.6	0.4		The dominant telecommunications services provider in Indonesia.
2	4	América Móvil	2.4	1.9		Latin America's largest cellular communications provider.
5	5	Taiwan Semiconductor Manufacturing	2.0	1.8		One of the world's largest semiconductor manufacturers.
7	6	Kookmin Bank	2.0	1.3		Korea's largest financial services provider.
8	7	Wal-Mart de México	1.7	0.5		Mexico's largest retailer.
11	8	Infosys Technologies	1.6	1.0		One of India's leading information technology services companies, with a worldwide client base.
28	9	OCI	1.5	0.2		A leading cement producer and construction contractor serving customers in the developing world.
9	10	AmBev	1.3	0.4		The dominant beer producer in Latin America.

		Total companies 1 through 10	22.1	12.8

26	11	RAO UES of Russia	1.2	0.3		The largest provider of electricity services in the Russian Federation.
31	12	Grupo Televisa	1.2	0.5		A top producer and broadcaster of Spanish-language TV programming. Also publishes magazines.
10	13	Teva Pharmaceutical Industries	1.2	1.1		The leading drug company in Israel, and one of the largest generic drug companies in the U.S.
20	14	Akbank	1.0	0.2		One of Turkey's largest private sector banks, offering a wide range of retail, commercial, corporate and private banking finance services.
14	15	Samsung Fire & Marine Insurance	1.0	0.3		South Korea's leading nonlife insurance company. The company underwrites automotive, property, and health care insurance policies.
na	16	Mobile TeleSystems	1.0	0.4		Russia's largest mobile phone operator. The company also operates in the Commonwealth of Independent States.
21	17	Harmony Gold Mining	0.8	0.2		One of South Africa's largest gold mining companies.
15	18	TIM	0.8	0.1		Provides cellular phone service in Brazil's southern states.
30	19	Foxconn International Holdings	0.8	0.0		Designs and manufactures handsets.
na	20	Anhui Conch Cement	0.8	0.0	2	China's largest producer and seller of cement and commodity clinker.

		Total companies 1 through 20	31.9	15.9

1MSCI Emerging Markets Index
[2]Holding is less than 0.05% of the index

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index [1]		% Total portfolio	% Total portfolio	% Index 1
	12/31/05	10/31/06	10/31/06		12/31/05	10/31/06	10/31/06
ENERGY	4.8	4.9	17.2	FINANCIALS	21.1	17.4	19.5
Gazprom		0.7		Kookmin Bank		2.0
Sasol		0.7		Akbank		1.0
OTHERS		3.5		Samsung Fire & Marine Insurance		1.0
MATERIALS	8.6	11.6	12.9	Bank Mandiri		0.8
Harmony Gold Mining		0.8		China Life Insurance		0.8
Anhui Conch Cement		0.8		Fubon Financial Holding		0.7
Impala Platinum Holdings		0.6		Absa Group		0.7
AngloGold Ashanti		0.5		OTHERS		10.4
OTHERS		8.9		INFORMATION TECHNOLOGY	20.1	15.5	14.4
INDUSTRIALS	8.3	10.5	7.8	Samsung Electronics		4.0
OCI		1.5		Hon Hai Precision Industry		3.0
Embraer		0.7		Taiwan Semiconductor Manufacturing		2.0
Murray & Roberts Holdings		0.5		Infosys Technologies		1.6
Empresas ICA		0.4		Foxconn International Holdings		0.8
OTHERS		7.4		AU Optronics		0.6
CONSUMER DISCRETIONARY	7.1	8.9	6.5	OTHERS		3.5
Grupo Televisa		1.2		TELECOMMUNICATION SERVICES	11.5	10.7	11.0
Dongfeng Motor Group		0.7		Telekomunikasi Indonesia		2.6
Hyundai Motor		0.7		América Móvil		2.4
OTHERS		6.3		Mobile TeleSystems		1.0
CONSUMER STAPLES	8.6	10.7	5.4	TIM		0.8
Wal-Mart de México		1.7		OTHERS		3.9
AmBev		1.3		UTILITIES	3.7	3.1	3.4
ThaiBev		0.6		RAO UES of Russia		1.2
IOI		0.5		CESP		0.6
OTHERS		6.6		OTHERS		1.3
HEALTH CARE	2.3	2.0	1.9	OTHER	1.1	1.5	0.0
Teva Pharmaceutical Industries		1.2		Baring Vostok Capital Partners		0.3
OTHERS		0.8		OTHERS		1.2
				Total equity	97.2	96.8	100.0
				Fixed income	1.0	0.9
				Cash & equivalents	1.8	2.3
				Total assets	100.0	100.0

			Overweight	INDUSTRIALS
1MSCI Emerging Markets Index				CONSUMER DISCRETIONARY
				CONSUMER STAPLES
				HEALTH CARE
				INFORMATION TECHNOLOGY
				OTHER

			Underweight	ENERGY
				MATERIALS
				FINANCIALS
				TELECOMMUNICATION SERVICES
				UTILITIES

Diversification by country
Emerging Markets Growth Fund as of October 31, 2006

	% Total	% IFCG	% IFCI	% MSCI		% Total	% IFCG	% IFCI	% MSCI
	portfolio	Index[1]	Index[2]	EM Index[3]		portfolio	Index[1]	Index[2]	EM Index[3]
LATIN AMERICA	17.0	15.8	18.9	19.8	EUROPE/MIDDLE EAST/AFRICA	23.8	35.0	28.2	27.8
BRAZIL	8.9	8.2	10.0	10.4	RUSSIAN FEDERATION	6.3	9.5	11.5	10.5
MEXICO	7.4	4.6	5.9	6.2	SOUTH AFRICA	8.0	6.4	8.1	8.2
CHILE	0.3	1.5	1.8	1.6	ISRAEL	2.6	2.0	2.5	2.6
ARGENTINA	0.1	0.5	0.7	0.8	POLAND	0.4	1.3	1.6	1.7
PERU	0.0	0.4	0.5	0.5	TURKEY	3.4	1.3	1.6	1.6
REPUBLIC OF COLOMBIA	0.3	0.5	0.0	0.3	HUNGARY	0.3	0.8	1.0	1.0
VENEZUELA	0.0	0.1	0.0	0.0	EGYPT	2.2	0.8	0.9	0.9
					CZECH REPUBLIC	0.1	0.4	0.6	0.8
SOUTHEAST ASIA	17.2	14.4	13.0	13.4	MOROCCO	0.1	0.4	0.4	0.3
INDIA	6.2	8.0	6.9	6.9	JORDAN	0.0	0.3	0.0	0.2
MALAYSIA	3.0	2.2	2.8	2.6	CROATIA	0.0	0.0	0.0	0.0
INDONESIA	4.2	1.1	1.3	1.6	KAZAKHSTAN	0.2	0.0	0.0	0.0
THAILAND	2.8	2.1	1.4	1.6	SULTANATE OF OMAN	0.1	0.2	0.0	0.0
PHILIPPINES	0.7	0.7	0.6	0.5	UNITED ARAB EMIRATES	0.1	1.8	0.0	0.0
PAKISTAN	0.0	0.3	0.0	0.2	NIGERIA	0.0	0.4	0.0	0.0
VIETNAM	0.3	0.0	0.0	0.0	SAUDI ARABIA	0.0	6.0	0.0	0.0
					BAHRAIN	0.0	0.2	0.0	0.0
FAR EAST ASIA	36.2	34.8	39.9	39.0	KUWAIT	0.0	2.1	0.0	0.0
KOREA	13.6	14.4	17.6	16.7	ZIMBABWE	0.0	0.1	0.0	0.0
TAIWAN	12.1	10.2	12.8	12.6	QATAR	0.0	1.0	0.0	0.0
CHINA	8.7	10.2	9.5	9.7
HONG KONG	1.8	0.0	0.0	0.0	OTHERS[4]	2.6	0.0	0.0	0.0
					Total equity	96.8	100.0	100.0	100.0
					Total fixed income	0.9
					Total cash & equivalents	2.3
					Total assets	100.0

[1] S&P/International Finance Corporation Global Composite Index
[2] S&P/International Finance Corporation Investable Composite Index
[3] MSCI Emerging Markets Index
[4] The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	10/31/06	10/31/06
LATIN AMERICA	33.1	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	17.0	19.8
BRAZIL	14.7	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	8.9	10.4
MEXICO	9.4	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.4	6.2
CHILE	1.8	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.3	1.6
ARGENTINA	4.9	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.8
PERU	1.9	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.5
REPUBLIC OF COLOMBIA	0.2	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3
VENEZUELA	0.0	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0
ECUADOR	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	24.3	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	17.2	13.4
INDIA	6.5	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.2	6.9
MALAYSIA	4.6	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.0	2.6
INDONESIA	4.1	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	4.2	1.6
THAILAND	2.1	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	2.8	1.6
PHILIPPINES	6.3	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.7	0.5
PAKISTAN	0.5	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
SRI LANKA	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
VIETNAM	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0

FAR EAST ASIA	10.3	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	36.2	39.0
KOREA	4.7	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	13.6	16.7
TAIWAN	3.6	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	12.1	12.6
CHINA	1.4	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	8.7	9.7
HONG KONG	0.6	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.8	0.0

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	10/31/06	10/31/06
EUROPE/MIDDLE EAST/AFRICA	12.5	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.8	27.8
RUSSIAN FEDERATION	3.6	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	6.3	10.5
SOUTH AFRICA	4.1	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.0	8.2
ISRAEL	0.0	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.6	2.6
POLAND	0.5	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	1.7
TURKEY	2.0	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.4	1.6
HUNGARY	0.4	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	1.0
EGYPT	0.1	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.2	0.9
CZECH REPUBLIC	0.3	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.8
MOROCCO	0.2	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.3
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
CROATIA	0.6	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.0
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
NIGERIA	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0
ESTONIA	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.4	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	4.2	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	0.0

Total equity	84.4	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	96.8	100.0
Fixed income	4.1	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9
Cash & equivalents	11.5	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	2.3
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets Index
[2]The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/05	10/31/06	10/31/06		12/31/05	10/31/06	10/31/06
LATIN AMERICA	19.5	17.0	19.8	EMERGING EUROPE/MIDDLE EAST/AFRICA	21.7	23.8	27.8
BRAZIL	10.3	8.9	10.4	RUSSIAN FEDERATION	3.3	6.3	10.5
MEXICO	7.3	7.4	6.2	SOUTH AFRICA	8.7	8.0	8.2
CHILE	0.5	0.3	1.6	ISRAEL	4.3	2.6	2.6
ARGENTINA	0.3	0.1	0.8	POLAND	0.1	0.4	1.7
PERU	0.1	0.0	0.5	TURKEY	3.1	3.4	1.6
REPUBLIC OF COLOMBIA	0.8	0.3	0.3	HUNGARY	0.2	0.3	1.0
VENEZUELA	0.2	0.0	0.0	EGYPT	1.6	2.2	0.9
				CZECH REPUBLIC	0.0	0.1	0.8
SOUTHEAST ASIA	16.4	17.2	13.4	MOROCCO	0.1	0.1	0.3
INDIA	7.9	6.2	6.9	JORDAN	0.0	0.0	0.2
MALAYSIA	3.2	3.0	2.6	CROATIA	0.1	0.0	0.0
INDONESIA	3.0	4.2	1.6	KAZAKHSTAN	0.1	0.2	0.0
THAILAND	1.9	2.8	1.6	SULTANATE OF OMAN	0.1	0.1	0.0
PHILIPPINES	0.3	0.7	0.5	UNITED ARAB EMIRATES	0.0	0.1	0.0
PAKISTAN	0.0	0.0	0.2
VIETNAM	0.1	0.3	0.0	OTHER[2]	2.1	2.6	0.0

FAR EAST ASIA	37.5	36.2	39.0	Total equity	97.2	96.8	100.0
KOREA	20.2	13.6	16.7	Total fixed income	1.0	0.9
TAIWAN	11.4	12.1	12.6	Total cash and equivalents	1.8	2.3
CHINA	4.4	8.7	9.7	Total assets	100.0	100.0
HONG KONG	1.5	1.8	0.0

1MSCI Emerging Markets Index
[2]The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 10/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2006					2005
January	11.10	11.10	10.94	11.17	1st qtr.	2.07	2.07	1.20	1.80
February	-0.08	-0.08	-0.21	-0.12	2nd qtr.	5.91	5.91	3.00	4.12
March	1.68	1.68	0.73	0.88	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	12.89	12.89	11.51	12.02	4th qtr.	7.20	10.03	6.83	7.18
April	6.03	6.03	6.83	7.12	Year 2005	34.79	38.35	30.31	34.00
May	-9.67	-9.67	-10.76	-10.48	2004
June	-0.36	-0.36	-0.46	-0.24	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-4.58	-4.58	-5.11	-4.34	2nd qtr.	-10.98	-10.98	-10.34	-9.64
July	1.33	1.33	1.11	1.43	3rd qtr.	7.65	7.65	7.39	8.14
August	3.49	3.49	2.29	2.55	4th qtr.	13.66	15.45	16.81	17.24
September	2.15	2.15	0.65	0.83	Year 2004	18.87	20.74	22.45	25.55
3rd qtr.	7.11	7.11	4.10	4.88	2003
October	5.03	5.03	4.66	4.75	1st qtr.	-6.12	-6.12	-6.79	-6.00
Year to date	21.19	21.19	15.28	17.73	2nd qtr.	22.60	22.60	22.19	23.29
					3rd qtr.	14.62	14.62	13.51	14.15
					4th qtr.	12.42	14.85	17.25	17.78
Lifetime return					Year 2003	48.31	51.51	51.59	55.82
Cumulative	2,070.35	3,067.41	—	—
Annualized	16.26	18.44	—	—

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 10/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.50
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
2000					1997
1st qtr.	7.78	7.78	2.04	2.42	1st qtr.	10.76	10.76	8.04	8.47
2nd qtr.	-10.29	-10.29	-10.79	-10.16	2nd qtr.	15.37	16.60	7.68	8.56
3rd qtr.	-14.86	-14.86	-13.35	-13.00	3rd qtr.	-1.10	-1.10	-9.40	-8.97
4th qtr.	-16.76	-16.16	-13.53	-13.32	4th qtr.	-16.49	-14.15	-17.84	-17.52
Year 2000	-31.48	-30.98	-31.80	-30.61	Year 1997	5.53	9.66	-13.40	-11.59

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 10/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.40
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1994					1991
1st qtr.	-2.04	-2.04	-9.30	-9.04	1st qtr.	23.75	23.75	28.66	29.17
2nd qtr.	-5.24	-4.83	-2.05	-1.44	2nd qtr.	11.36	12.71	3.79	5.09
3rd qtr.	24.02	24.02	20.47	20.76	3rd qtr.	1.96	1.96	2.66	3.28
4th qtr.	-15.05	-14.82	-14.67	-14.39	4th qtr.	14.22	14.90	13.77	14.05
Year 1994	-2.21	-1.52	-8.67	-7.32	Year 1991	60.48	63.39	55.97	59.91

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 10/31/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—
1988
1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	-3.41	-2.12	0.85	1.56
Year 1988	39.13	41.98	34.87	40.43

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Periods ending December 31, 2005

	Annualized rates of return

						Calendar
						YTD
	15 years	10 years	5 years	3 years	1 year	10/31/06
	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	15.31	10.79	17.92	37.22	39.33	21.91
- net of operating expenses	14.38	9.99	17.10	36.28	38.35	21.19

MSCI Emerging Markets Index (stacked index)	11.76	6.83	19.09	37.88	34.00	17.73

MSCI World Index with net dividends	9.01	7.43	2.59	19.19	9.96	15.26

MSCI EAFE Index with net dividends	7.22	6.07	4.82	24.04	13.87	19.23

S&P 500 Index with income reinvested	11.50	9.06	0.54	14.38	4.91	12.05

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Periods ending September 30, 2006

	Annualized rates of return

							Calendar
							YTD
	15 years	10 years	5 years	3 years	1 year	3Q06	10/31/06
	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	13.69	10.94	28.74	31.24	27.85	7.30	21.91
- net of operating expenses	12.80	10.15	27.85	30.33	26.95	7.11	21.19

MSCI Emerging Markets Index (stacked index)	10.12	7.39	28.47	30.59	20.46	4.88	17.73

MSCI World Index with net dividends	8.83	7.65	10.47	17.21	14.66	4.55	15.26

MSCI EAFE Index with net dividends	7.50	7.07	14.57	22.64	19.48	3.95	19.23

S&P 500 Index with income reinvested	10.73	8.58	6.97	12.29	10.78	5.66	12.05

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.
The Fund operated as a closed-end fund until 7/31/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund.

Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/05	11/30/06	Security	portfolio	% Index[1]	Description
1	1	Samsung Electronics	3.3	4.1	South Korea's top electronics manufacturer and a global leader in semiconductor production.
4	2	Hon Hai Precision Industry	2.9	1.3	Top-tier provider of electronic manufacturing services to computer, networking, wireless and consumer equipment makers.
6	3	Telekomunikasi Indonesia	2.6	0.5	The dominant telecommunications services provider in Indonesia.
2	4	América Móvil	2.4	1.8	Latin America's largest cellular communications provider.
5	5	Taiwan Semiconductor Manufacturing	2.3	1.8	One of the world's largest semiconductor manufacturers.
7	6	Kookmin Bank	2.1	1.1	Korea's largest financial services provider.
8	7	Wal-Mart de México	1.8	0.5	Mexico's largest retailer.
11	8	Infosys Technologies	1.7	0.9	One of India's leading information technology services companies, with a worldwide client base.
10	9	Teva Pharmaceutical Industries	1.4	1.0	The leading drug company in Israel, and one of the largest generic drug companies in the U.S.
28	10	OCI	1.3	0.2	A leading cement producer and construction contractor serving customers in the developing world.

		Total companies 1 through 10	21.8	13.2

9	11	AmBev	1.3	0.4	The dominant beer producer in Latin America.
na	12	Mobile TeleSystems	1.1	0.4	Russia's largest mobile phone operator. The company also operates in the Commonwealth of Independent States.
21	13	Harmony Gold Mining	1.0	0.2	One of South Africa's largest gold mining companies.
31	14	Grupo Televisa	1.0	0.5	A top producer and broadcaster of Spanish-language TV programming. Also publishes magazines.
20	15	Akbank	1.0	0.2	One of Turkey's largest private sector banks, offering a wide range of retail, commercial, corporate and private banking finance services.
96	16	VimpelCom	0.9	0.3	A leading Russian mobile phone service provider.
na	17	Anhui Conch Cement	0.9	0.1	China's largest producer and seller of cement and commodity clinker.
72	18	China Life Insurance	0.9	0.8	The leading life insurance provider in China.
14	19	Samsung Fire & Marine Insurance	0.8	0.3	South Korea's leading nonlife insurance company. The company underwrites automotive, property, and health care insurance policies.
15	20	TIM	0.8	0.1	Provides cellular phone service in Brazil's southern states.

		Total companies 1 through 20	31.5	16.5

1MSCI Emerging Markets Index

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index [1]		% Total portfolio	% Total portfolio	% Index [1]
	12/31/05	11/30/06	11/30/06		12/31/05	11/30/06	11/30/06
ENERGY	4.8	5.2	17.7	FINANCIALS	21.1	16.6	19.9
Gazprom		0.8		Kookmin Bank		2.1
PetroChina		0.7		Akbank		1.0
OTHERS		3.7		China Life Insurance		0.9
MATERIALS	8.6	12.0	12.8	Samsung Fire & Marine Insurance		0.8
Harmony Gold Mining		1.0		Fubon Financial Holding		0.8
Anhui Conch Cement		0.9		Absa Group		0.8
Gujarat Ambuja Cements		0.7		OTHERS		10.2
Impala Platinum Holdings		0.7		INFORMATION TECHNOLOGY	20.1	15.2	14.3
OTHERS		8.7		Samsung Electronics		3.3
INDUSTRIALS	8.3	10.8	7.4	Hon Hai Precision Industry		2.9
OCI		1.3		Taiwan Semiconductor Manufacturing		2.3
Embraer		0.7		Infosys Technologies		1.7
Murray & Roberts Holdings		0.6		AU Optronics		0.6
IJM		0.5		Mediatek		0.6
OTHERS		7.7		OTHERS		3.8
CONSUMER DISCRETIONARY	7.1	8.0	6.3	TELECOMMUNICATION SERVICES	11.5	11.6	10.8
Grupo Televisa		1.0		Telekomunikasi Indonesia		2.6
Dongfeng Motor Group		0.6		América Móvil		2.4
Hankook Tire		0.6		Mobile TeleSystems		1.1
OTHERS		5.8		VimpelCom		0.9
CONSUMER STAPLES	8.6	10.7	5.4	TIM		0.8
Wal-Mart de México		1.8		OTHERS		3.8
AmBev		1.3		UTILITIES	3.7	2.6	3.5
China Mengniu Dairy		0.6		RAO UES of Russia		0.8
IOI		0.5		OTHERS		1.8
OTHERS		6.5		OTHER	1.1	1.5	0.0
HEALTH CARE	2.3	2.1	1.9
Teva Pharmaceutical Industries		1.4		Total equity	97.2	96.3	100.0
OTHERS		0.7		Fixed income	1.0	1.0
				Cash & equivalents	1.8	2.7
				Total assets	100.0	100.0
1MSCI Emerging Markets Index

			Overweight	INDUSTRIALS
				CONSUMER DISCRETIONARY
				CONSUMER STAPLES
				HEALTH CARE
				INFORMATION TECHNOLOGY
				TELECOMMUNICATION SERVICES
				OTHER

			Underweight	ENERGY
				MATERIALS
				FINANCIALS
				UTILITIES

Diversification by country
Emerging Markets Growth Fund as of November 30, 2006

	% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]		% Total portfolio	% IFCG Index[1]	% IFCI Index[2]	% MSCI EM Index[3]
LATIN AMERICA	17.0	15.2	17.7	19.4	EUROPE/MIDDLE EAST/AFRICA	24.2	32.9	27.9	27.5
BRAZIL	8.9	8.1	9.7	10.1	RUSSIAN FEDERATION	6.1	9.7	11.4	10.8
MEXICO	7.3	4.1	5.1	6.0	SOUTH AFRICA	8.8	6.6	8.3	8.1
CHILE	0.4	1.5	1.8	1.6	ISRAEL	2.7	1.9	2.3	2.5
ARGENTINA	0.1	0.5	0.6	0.9	POLAND	0.4	1.5	1.8	1.7
PERU	0.0	0.5	0.5	0.5	TURKEY	3.3	1.1	1.4	1.4
REPUBLIC OF COLOMBIA	0.3	0.4	0.0	0.3	HUNGARY	0.4	0.7	0.9	1.0
VENEZUELA	0.0	0.1	0.0	0.0	CZECH REPUBLIC	0.1	0.4	0.5	0.8
					EGYPT	1.9	0.6	0.8	0.8
SOUTHEAST ASIA	17.4	14.3	12.8	13.2	JORDAN	0.0	0.4	0.0	0.2
INDIA	6.6	8.3	7.1	6.7	MOROCCO	0.1	0.4	0.5	0.2
MALAYSIA	3.7	2.0	2.4	2.6	KAZAKHSTAN	0.2	0.0	0.0	0.0
INDONESIA	4.0	1.0	1.3	1.6	SULTANATE OF OMAN	0.1	0.2	0.0	0.0
THAILAND	1.9	2.0	1.5	1.6	UNITED ARAB EMIRATES	0.1	1.5	0.0	0.0
PHILIPPINES	0.8	0.6	0.5	0.5	NIGERIA	0.0	0.2	0.0	0.0
PAKISTAN	0.0	0.3	0.0	0.2	SAUDI ARABIA	0.0	4.4	0.0	0.0
SRI LANKA	0.1	0.1	0.0	0.0	BAHRAIN	0.0	0.4	0.0	0.0
VIETNAM	0.3	0.0	0.0	0.0	KUWAIT	0.0	1.9	0.0	0.0
					ZIMBABWE	0.0	0.2	0.0	0.0
FAR EAST ASIA	35.1	37.6	41.6	39.9	QATAR	0.0	0.8	0.0	0.0
KOREA	11.9	14.3	17.1	16.3
TAIWAN	12.8	10.9	13.3	12.9	OTHERS[4]	2.6	0.0	0.0	0.0
CHINA	8.9	12.4	11.2	10.7
HONG KONG	1.5	0.0	0.0	0.0	Total equity	96.3	100.0	100.0	100.0
					Total fixed income	1.0
					Total cash & equivalents	2.7
					Total assets	100.0
1S&P/International Finance Corporation Global Composite Index
2S&P/International Finance Corporation Investable Composite Index
3MSCI Emerging Markets Index
[4]The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	11/30/06	11/30/06
LATIN AMERICA	33.1	37.9	34.3	27.9	31.4	30.2	29.4	22.5	23.0	19.5	17.0	19.4
BRAZIL	14.7	15.9	11.7	9.2	13.9	10.9	10.6	10.8	12.3	10.3	8.9	10.1
MEXICO	9.4	11.4	10.6	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.3	6.0
CHILE	1.8	2.0	3.8	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.4	1.6
ARGENTINA	4.9	6.9	6.7	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.9
PERU	1.9	1.4	1.3	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.5
REPUBLIC OF COLOMBIA	0.2	0.1	0.0	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3
VENEZUELA	0.0	0.1	0.2	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0
ECUADOR	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	24.3	12.8	11.6	14.8	14.3	15.7	20.8	22.0	19.6	16.4	17.4	13.2
INDIA	6.5	6.6	5.3	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.6	6.7
MALAYSIA	4.6	1.0	0.9	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.7	2.6
INDONESIA	4.1	1.9	1.8	2.7	1.6	1.9	2.5	3.1	2.6	3.0	4.0	1.6
THAILAND	2.1	0.4	0.6	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.9	1.6
PHILIPPINES	6.3	2.3	2.8	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	0.5
PAKISTAN	0.5	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
SRI LANKA	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
VIETNAM	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0

FAR EAST ASIA	10.3	8.2	13.1	22.0	22.9	31.2	28.2	33.5	33.4	37.5	35.1	39.9
KOREA	4.7	1.7	5.3	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.9	16.3
TAIWAN	3.6	5.6	6.6	9.1	8.2	11.8	5.9	10.5	10.5	11.4	12.8	12.9
CHINA	1.4	0.6	0.6	0.6	3.2	4.0	3.2	3.4	3.8	4.4	8.9	10.7
HONG KONG	0.6	0.3	0.6	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.5	0.0

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	11/30/06	11/30/06
EUROPE/MIDDLE EAST/AFRICA	12.5	18.6	14.7	24.7	21.7	16.7	17.1	17.4	17.9	21.7	24.2	27.5
RUSSIAN FEDERATION	3.6	5.9	1.0	1.7	1.9	3.9	5.4	5.6	3.1	3.3	6.1	10.8
SOUTH AFRICA	4.1	4.7	4.7	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.8	8.1
ISRAEL	0.0	0.0	0.3	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.7	2.5
POLAND	0.5	0.8	1.5	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	1.7
TURKEY	2.0	5.1	3.9	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.4
HUNGARY	0.4	0.6	1.1	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.4	1.0
CZECH REPUBLIC	0.3	0.2	0.5	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.8
EGYPT	0.1	0.1	0.1	0.8	0.6	0.2	0.2	0.2	0.3	1.6	1.9	0.8
JORDAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2
MOROCCO	0.2	0.2	0.3	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.2
CROATIA	0.6	0.5	0.9	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.0
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0
NIGERIA	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0
ESTONIA	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.4	0.2	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.0	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0
MAURITIUS	0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
SLOVAKIA	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
UKRAINE	0.2	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
OTHER[2]	4.2	5.6	6.6	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	0.0

Total equity	84.4	83.1	80.3	96.4	93.1	95.9	96.3	96.6	95.5	97.2	96.3	100.0
Fixed income	4.1	4.8	7.6	1.2	0.6	1.5	1.8	1.6	0.9	1.0	1.0
Cash & equivalents	11.5	12.1	12.1	2.4	6.3	2.6	1.9	1.8	3.6	1.8	2.7
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0

1MSCI Emerging Markets Index
[2]The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/05	11/30/06	11/30/06		12/31/05	11/30/06	11/30/06
LATIN AMERICA	19.5	17.0	19.4	EMERGING EUROPE/MIDDLE EAST/AFRICA	21.5	24.2	27.5
BRAZIL	10.3	8.9	10.1	RUSSIAN FEDERATION	3.3	6.1	10.8
MEXICO	7.3	7.3	6.0	SOUTH AFRICA	8.5	8.8	8.1
CHILE	0.5	0.4	1.6	ISRAEL	4.3	2.7	2.5
ARGENTINA	0.3	0.1	0.9	POLAND	0.1	0.4	1.7
PERU	0.1	0.0	0.5	TURKEY	3.1	3.3	1.4
REPUBLIC OF COLOMBIA	0.8	0.3	0.3	HUNGARY	0.2	0.4	1.0
VENEZUELA	0.2	0.0	0.0	CZECH REPUBLIC	0.0	0.1	0.8
				EGYPT	1.6	1.9	0.8
SOUTHEAST ASIA	16.4	17.4	13.2	JORDAN	0.0	0.0	0.2
INDIA	7.9	6.6	6.7	MOROCCO	0.1	0.1	0.2
MALAYSIA	3.2	3.7	2.6	CROATIA	0.1	0.0	0.0
INDONESIA	3.0	4.0	1.6	KAZAKHSTAN	0.1	0.2	0.0
THAILAND	1.9	1.9	1.6	SULTANATE OF OMAN	0.1	0.1	0.0
PHILIPPINES	0.3	0.8	0.5	UNITED ARAB EMIRATES	0.0	0.1	0.0
PAKISTAN	0.0	0.0	0.2
SRI LANKA	0.0	0.1	0.0	OTHER[2]	2.3	2.6	0.0
VIETNAM	0.1	0.3	0.0
				Total equity	97.2	96.3	100.0
FAR EAST ASIA	37.5	35.1	39.9	Total fixed income	1.0	1.0
KOREA	20.2	11.9	16.3	Total cash and equivalents	1.8	2.7
TAIWAN	11.4	12.8	12.9	Total assets	100.0	100.0
CHINA	4.4	8.9	10.7
HONG KONG	1.5	1.5	0.0

1MSCI Emerging Markets Index
[2]The current period includes 2.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.5% in CII's Private Equity funds.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 11/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2006					2005
January	11.10	11.10	10.94	11.17	1st qtr.	2.07	2.07	1.20	1.80
February	-0.08	-0.08	-0.21	-0.12	2nd qtr.	5.91	5.91	3.00	4.12
March	1.68	1.68	0.73	0.88	3rd qtr.	16.33	16.33	17.01	17.95
1st qtr.	12.89	12.89	11.51	12.02	4th qtr.	7.20	10.03	6.83	7.18
April	6.03	6.03	6.83	7.12	Year 2005	34.79	38.35	30.31	34.00
May	-9.67	-9.67	-10.76	-10.48	2004
June	-0.36	-0.36	-0.46	-0.24	1st qtr.	9.13	9.13	8.87	9.59
2nd qtr.	-4.58	-4.58	-5.11	-4.34	2nd qtr.	-10.98	-10.98	-10.34	-9.64
July	1.33	1.33	1.11	1.43	3rd qtr.	7.65	7.65	7.39	8.14
August	3.49	3.49	2.29	2.55	4th qtr.	13.66	15.45	16.81	17.24
September	2.15	2.15	0.65	0.83	Year 2004	18.87	20.74	22.45	25.55
3rd qtr.	7.11	7.11	4.10	4.88	2003
October	5.03	5.03	4.66	4.75	1st qtr.	-6.12	-6.12	-6.79	-6.00
November	7.15	7.15	7.32	7.43	2nd qtr.	22.60	22.60	22.19	23.29
Year to date	29.86	29.86	23.72	26.48	3rd qtr.	14.62	14.62	13.51	14.15
					4th qtr.	12.42	14.85	17.25	17.78
Lifetime return					Year 2003	48.31	51.51	51.59	55.82
Cumulative	2,225.61	3,294.00	—	—
Annualized	16.59	18.76	—	—

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 11/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
2002					1999
1st qtr.	10.63	10.63	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.80	20.80	23.62	24.40
3rd qtr.	-16.67	-16.67	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.71	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
2000					1997
1st qtr.	7.78	7.78	2.04	2.42	1st qtr.	10.76	10.76	8.04	8.47
2nd qtr.	-10.29	-10.29	-10.79	-10.16	2nd qtr.	15.37	16.60	7.68	8.56
3rd qtr.	-14.86	-14.86	-13.35	-13.00	3rd qtr.	-1.10	-1.10	-9.40	-8.97
4th qtr.	-16.76	-16.16	-13.53	-13.32	4th qtr.	-16.49	-14.15	-17.84	-17.52
Year 2000	-31.48	-30.98	-31.80	-30.61	Year 1997	5.53	9.66	-13.40	-11.59

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 11/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.86	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.44	27.95	32.36	32.60
Year 1996	12.40	16.37	3.92	6.03	Year 1993	70.35	72.69	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.40
2nd qtr.	11.07	12.04	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.66	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1994					1991
1st qtr.	-2.04	-2.04	-9.30	-9.04	1st qtr.	23.75	23.75	28.66	29.17
2nd qtr.	-5.24	-4.83	-2.05	-1.44	2nd qtr.	11.36	12.71	3.79	5.09
3rd qtr.	24.02	24.02	20.47	20.76	3rd qtr.	1.96	1.96	2.66	3.28
4th qtr.	-15.05	-14.82	-14.67	-14.39	4th qtr.	14.22	14.90	13.77	14.05
Year 1994	-2.21	-1.52	-8.67	-7.32	Year 1991	60.48	63.39	55.97	59.91

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 11/30/06)

	EMGF[1]		Index[2]			EMGF[1]		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %	in cash %	reinvested %[3]		in cash %	reinvested %	in cash %	reinvested %[3]
1990					1987
1st qtr.	-5.68	-5.68	-7.85	-7.18	1st qtr.	11.32	11.32	—	—
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.33	25.30	—	—
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	—	—
4th qtr.	-0.23	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	—	—
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	—	—
1989					1986
1st qtr.	16.44	16.44	15.66	16.88	1 mo. To 6/30	0.60	0.60	—	—
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	—	—
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	—	—
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	—	—
1988
1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	14.87	15.69	10.83	12.18
3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	-3.41	-2.12	0.85	1.56
Year 1988	39.13	41.98	34.87	40.43

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
2MSCI Emerging Markets Index. The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87-12/31/00 and MSCI Emerging Markets Index with net dividends reinvested thereafter.
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Periods ending December 31, 2005

	Annualized rates of return

						Calendar
						YTD
	15 years	10 years	5 years	3 years	1 year	11/30/06
	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	15.31	10.79	17.92	37.22	39.33	30.70
- net of operating expenses	14.38	9.99	17.10	36.28	38.35	29.86

MSCI Emerging Markets Index (stacked index)	11.76	6.83	19.09	37.88	34.00	26.48

MSCI World Index with net dividends	9.01	7.43	2.59	19.19	9.96	18.13

MSCI EAFE Index with net dividends	7.22	6.07	4.82	24.04	13.87	22.81

S&P 500 Index with income reinvested	11.50	9.06	0.54	14.38	4.91	14.18

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested form 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.

Investment results US$
Emerging Markets Growth Fund

	Periods ending September 30, 2006

	Annualized rates of return

							Calendar
							YTD
	15 years	10 years	5 years	3 years	1 year	3Q06	11/30/06
	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	13.69	10.94	28.74	31.24	27.85	7.30	30.70
- net of operating expenses	12.80	10.15	27.85	30.33	26.95	7.11	29.86

MSCI Emerging Markets Index (stacked index)	10.12	7.39	28.47	30.59	20.46	4.88	26.48

MSCI World Index with net dividends	8.83	7.65	10.47	17.21	14.66	4.55	18.13

MSCI EAFE Index with net dividends	7.50	7.07	14.57	22.64	19.48	3.95	22.81

S&P 500 Index with income reinvested	10.73	8.58	6.97	12.29	10.78	5.66	14.18

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes losses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.
Total return percentages of net of operating expenses are calculated from net asset value assuming all distributions are reinvested.
MSCI Emerging Markets Index (stacked index) reflects MSCI Emerging Markets Index with gross dividends reinvested from 12/31/87 - 12/31/00 and the MSCI Emerging Markets Index with net dividends reinvested thereafter.

MSCI World Index with net dividends and MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
All indices are unmanaged.
The Fund operated as a closed-end fund until 7/31/99. This exhibit must be accompanied or preceded by a current prospectus for the Fund.